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amec

12-31-08
AR/S

Differentiating AMEC




amec
Mike McDonald
Wenaas
amec

AMEC plc annual report and accounts 2008

Contents



believing in **people**, **teamwork** and **diversity**
delivering in a **safe** and **sustainable** way
acting with **integrity** and **respect**
aspiring to **excellence**; passionate about **success**

Another year of record performance

AMEC's vision is to be a **leading** supplier of **high-value consultancy, engineering** and **project management services** to the world's **energy, power** and **process industries**

AMEC at a glance

About us

AMEC is a FTSE 100 company, whose shares are traded on the London Stock Exchange and listed in the Oil Equipment and Services sector (LSE: AMEC.L).

With annual revenues of over £2.6 billion, the company is a focused supplier of high-value consultancy, engineering and project management services to the world's energy, power and process industries.

Our services

We provide total life of asset services including the design, delivery and maintenance of strategic and complex assets, ranging from oil and gas production facilities to nuclear power stations.



Capital expenditure
Operating expenditure
Consult
Engineer
Procure
Construct
Operate
Maintain
Decommission
Project management
Blue shading denotes AMEC's focus

We have major operations in the UK and Americas and work internationally for customers from the Arctic to Australia, employing over 22,000 people in more than 30 countries worldwide (see illustration below).

Our customers range from blue chip companies to national and local governments on both sides of the Atlantic, with our largest customer accounting for some eight per cent of total revenues.

For further details of our activities, visit our website amec.com



AMEC in 2008

% group revenues[1]



46% Natural Resources
39% Power and Process
15% Earth and Environmental

% group EBITA[1]



59% Natural Resources
26% Power and Process
15% Earth and Environmental

% group average employees[1]



49% Natural Resources
33% Power and Process
18% Earth and Environmental

Geographical analysis of revenue



40% UK/Europe
52% Americas
8% Rest of world

1 Excluding the Investments and other activities division

For basis of presentation see page 25



Albian Sands Energy ADNOC Apache Arauco Arizona Department of Transportation Aventis Crop Science AWE Bank of America BP British Energy Bruce Power Canadian Department of National Defence Chevron ConocoPhillips CSXT De Beers EDF Energy Enbridge Eskom ExxonMobil Fairfield Energy FEMA GE Imperial Oil KMG Kuwait Oil Company Lafarge Milford Energy Maersk National Grid Ontario Power Generation PetroChina PotashCorp Proctor & Gamble SABIC Scottish Power SECCO Sellafield Shell Southern Company Syncrude Teck Terrane Metals Corp. Total TXI US Air Force US Army US National Guard Verenium Wales and West Utilities Woodside Energy ZADCO

Natural Resources

% divisional revenues 2008


61% Oil and Gas Services
22% Oil Sands
17% Minerals and Metals Mining

Oil and Gas (including Oil Sands)

We consult on, design, manage delivery of, maintain and upgrade production assets for a broad range of oil and gas companies worldwide.

With strong, long-term customer relationships, we are a leading supplier in the UK North Sea and upstream Canadian oil sands and have strong positions in growth regions including the Caspian.

Minerals and Metals Mining

We advise on, design and manage delivery of mining infrastructure for customers, mainly in the Americas.

We have a leading position in North America, where we have strong, long-term relationships with customers that value our experience working on large scale projects, often in extreme climatic conditions.

Power and Process

% divisional revenues 2008


43% Process
33% Power
24% Nuclear

We provide services across the value chain to public and private sector customers, including major utilities, principally in the UK and Americas.

AMEC has leading positions in the supply of engineering services to the gas transmission and storage and electricity transmission sectors in the UK and selected segments of the process market in the Americas (e.g. pulp and paper).

Nuclear

AMEC is one of the leading providers of technical consultancy, engineering services and programme and asset management to the nuclear industry.

We are well positioned in the UK and Canada, and also provide services in the Americas, Central and Eastern Europe and South Africa.

Earth and Environmental

% divisional revenues 2008


26% Federal/State/Provincial
22% Industrial/Commercial
16% Transportation/Infrastructure
14% Mining
12% Energy
10% Municipal/Water

We provide consultancy, engineering and project management services for public and private sector customers, primarily in the Americas.

AMEC has a leading position in the Canadian market for environmental services and is a major supplier to the US Air Force in locations around the world.

Highlights



Revenue £m
1,788
2,122
2,356
2,606
04 05 06 07 08
Adjusted profit before tax[1] £m
80.6
79.7
126.5
210.3
04 05 06 07 08
Diluted EPS[3] p
17.8
16.6
28.0
43.4
04 05 06 07 08

- Adjusted profit before tax[1] £210.3 million (2007: £126.5 million)
- Profit before tax £306.6 million (2007: £151.6 million)
- Group EBITA[2] margin 7.1% (2007: 5.1%)
- Significant growth in order book, led by Natural Resources up 41% in 2008
- Diluted earnings per share[3] from continuing operations 43.4 pence, up 55%
- Dividends per share up 15% to 15.4 pence
- Net cash as at 31 December 2008 £765 million; average weekly cash £626 million


Dividends per share p
11.0
11.5
12.2
13.4
15.4
04
05
06
07
08


Average employees[4]
16,593
17,844
20,442
22,312
04
05
06
07
08


A year of significant
progress

	2008 £ million	2007 £ million	
Continuing operations:			
Revenue	**2,606.4**	2,356.2	+11%
Adjusted profit before tax[1]	**210.3**	126.5	+66%
Profit before income tax	**306.6**	151.6	+102%
(Loss)/profit from discontinued operations – including profit on disposals	**(10.7)**	222.9	nm
Diluted earnings per share from continuing operations before intangible amortisation and exceptional items	**43.4p**	28.0p	+55%
Diluted earnings per share from continuing operations	**63.1p**	36.1p	+75%
Dividends per share	**15.4p**	13.4p	+15%

nm Not meaningful.

1 Adjusted profit before tax is for continuing operations before intangible amortisation of £9.2 million (2007: £2.5 million), pre-tax exceptional income of £109.0 million (2007: £28.2 million) and £2.1 million of costs relating to elements of deferred consideration on acquisitions in the Earth and Environmental division (2007: £nil) which, in line with IFRS 3*, are included within EBIT in the consolidated income statement; but including joint venture profit before tax £1.4 million (2007: £1.8 million). See page 57 for the reconciliation to profit before income tax of £306.6 million.

2 EBITA for continuing operations before net financing income of £25.4 million (2007: £18.4 million), intangible amortisation, pre-tax exceptional items and £2.1 million relating to elements of deferred consideration on acquisitions in the Earth and Environmental division (2007: before £12.4 million one-off costs of STEP Change), but including joint venture profit before tax, as a percentage of revenue.

3 Diluted earnings per share for continuing operations before intangible amortisation and exceptional items.

4 2004 and 2005 include an estimate of agency staff.

* International Financial Reporting Standard 3 'Business combinations'.

Any forward looking statements made in this document represent management's best judgement as to what may occur in the future. However, the group's actual results for the current and future fiscal periods and corporate developments will depend on a number of economic, competitive and other factors, some of which will be outside the control of the group. Such factors could cause the group's actual results for future periods to differ materially from those expressed in any forward looking statements made in this document.

Chairman's statement



We are committed to sustainable development, creating a strong, resilient company which is successful for the long term.

Jock Green-Armytage Chairman

In 2008, AMEC again achieved record results, with adjusted profit before tax of £210.3 million, EBITA margin of 7.1 per cent and weekly average net cash of £626 million.

Performance improvement does not happen by accident. It requires strategic vision, clear focus and rigid discipline. For us, the journey started in 2006 with the sale of SPIE and the appointment of Samir Brikho as Chief Executive. It continued in 2007 as we cut costs and sold non-core activities to concentrate on our areas of expertise, the provision of engineering, project management and consultancy services to the world's energy, power and process industries. The rewards have been obvious in 2008, as we have exceeded our original margin targets and improved an already strong balance sheet.

The journey is not yet over. We are committed to sustainable development, creating a strong, resilient company which is successful for the long term. This means more than just ensuring AMEC's continuing inclusion in the Dow Jones Sustainability Index and the Top 100 'Companies that Count' index, compiled by the UK's Sunday Times. We are proud of these achievements, as we are of the enthusiasm with which AMEC's employees live the AMEC values and get involved with their local communities. In 2008, AMEC matched pound for pound money raised by employees for their chosen charities, donating a total of £549,000.

But sustainable development is much wider than this. We have deliberately changed the risk profile of our business, moving to a services-based model which rewards our ability to deliver projects safely, on time and on budget. In this way both our customers and AMEC gain from well executed projects. We are becoming an ever more international business, working in more than 30 countries and so widening our customer base. Our customer relationships remain strong and are built for the long term. Through our Operational Excellence programme, we are improving the ways in which we attract, retain and develop our employees. Importantly, our people recognise the power of working together to achieve success.

The board sees this demonstrated in the visits we make to AMEC offices and in the discussions we have with AMEC people. This is what gives me confidence in the sustainability of AMEC's future.

In recent months, we have welcomed three new members to the board. Ian McHoul joined AMEC as Chief Financial Officer and was appointed to the board on 8 September 2008. Simon Thompson and Neil Bruce were appointed as Non-Executive Director and Executive Director respectively on 21 January 2009. All have already provided valuable input to our discussions. Liz Airey, Senior Non-Executive Director, will retire from the board in May 2009 after completing her third term. Her knowledge and support have been greatly appreciated and have helped create the company AMEC is today. On behalf of the board, I would like to thank her for her considerable contribution.

Market conditions remain uncertain, but we start 2009 with a strong order book and a clear view of how to achieve further performance improvement through our own internal efforts. Samir Brikho, his management team and all the 22,000 AMEC employees around the globe deserve our thanks for the work they have done and the success they have achieved so far. There is more to come.

12 March 2009

Chief Executive's review



Demand for our services has remained strong and we continue to view the future with measured confidence.

Samir Brikho Chief Executive



Original EBITA margin targets have been exceeded

After the transformation in 2007, 2008 proved AMEC's ability to deliver on our promises and achieve sustainable improvement. Yet again we produced record results. Revenues increased by 11 per cent to £2,606 million and the adjusted profit before tax of £210.3 million was up by 66 per cent.

Each division's EBITA margin improvement target was achieved or exceeded, with Natural Resources' margin of 10.7 per cent being in the range originally targeted for 2010. The group EBITA margin of 7.1 per cent was well above the original six per cent target.

None of these results come without a lot of hard work and determination. I would like to thank all of my AMEC colleagues who have achieved so much.

During the year we continued to win new contracts and agree new strategic partnerships, such as with BP for their offshore developments around the globe. Most of our customers are well capitalised, significant players in their markets and are looking to the long-term market fundamentals when making investment decisions. We have strong market positions in our core markets of oil and gas and power, and an important and growing position in nuclear, following the award of the Sellafield contract. Climate change remains an issue and we work closely with our customers to realise their ambitions in this area.

Our cash position remains strong and we continue to pursue growth through strategic acquisition. We are deliberately selective, looking to increase our geographic footprint, improve our tools and processes, technology or capabilities and expand our capacity. In 2008 we announced eight acquisitions and so expanded our position in the US, improved our programme management expertise and gained skills in 'in-situ' oil sands technology and specialist nuclear decommissioning.

To ensure acquisitions add value quickly, we integrate them in the AMEC way of doing things. Our Operational Excellence programme is becoming embedded within the organisation and is how we will provide our employees with the world class skills and tools they need to deliver outstanding performance. We have made significant progress during the year, identifying how to achieve best practice throughout the company, in areas from engineering and project management, to employee development and our approach to sustainability. The plans are ambitious but we have already achieved a number of quick wins. Importantly, the AMEC culture recognises the power of working together to achieve success.

We continue to aspire to excellence and want AMEC to become differentiated, as the benchmark against which best practice is measured in our industry. We want AMEC staff to be proud to work for a company of this calibre and for AMEC professionals to be recognised as the best in their field by our customers. Attracting, retaining and developing our employees are critically important to AMEC, as it is the skills of our staff which are valued by our customers. We undertook our first global staff survey in 2008 and received feedback from over 11,000 of our employees. Some of the results were positive, some helped identify where more work is required. We intend repeating the exercise each year in future.

Our survey showed that 90 per cent of the respondents believe AMEC is committed to employee safety and we know that the safe delivery of projects is also of paramount importance to our customers. In 2008, as a result of continuing attention to detail, our safety record improved. Our lost time incident frequency rate reduced to 0.07 per 200,000 exposure hours and we had no fatalities. Our new 'Beyond Zero' safety programme is looking to take these safe behaviours out into the societies in which we live and work.

2008 was a year of uncertainties, with oil prices peaking at US$147 per barrel but US$51 per barrel (WTI) by the year end and intense pressure on equity markets and currencies. Forecasting 2009 is not easy in such turbulent times. We see little sign of our major customers reducing their capital expenditure programmes but we continue to watch and plan appropriately.

We know what we need to do to achieve our 2010 margin target of 8.5 per cent. We are confident that much of the improvement can be delivered through our own efforts, so differentiating AMEC. More than 80 per cent of AMEC employees responding to the survey share my view that AMEC has an outstanding future.

12 March 2009

"During 2008, Fairfield became a significant oil and gas production operating company. This was achieved in a safe, timely, and efficient manner, in partnership with AMEC.

Our close working relationship with AMEC continues to develop through the execution of Fairfield's investment plans for the Dunlin platform and fields. Our excellent alignment in the face of many operational challenges bodes well for the long-term relationship and together we face the future with confidence."

Neil Fowler General Manager, Production, Fairfield Energy



The Dunlin cluster includes the Dunlin Alpha platform (illustrated) and subsea infrastructure for the Merlin and Osprey fields in the North Sea. New owner Fairfield Energy has plans to enhance the current production levels of this mature field, and to extend the current life by between 10 and 15 years.

As duty holder, AMEC manages offshore production operations, including safety and health regulatory compliance, allowing Fairfield to concentrate on its core responsibilities as license operator. AMEC is working to deliver efficiencies which ensure a maximum field life extension.

For details go to amec.com/dunlin


amec
Wenaas
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Left to right: Mike McDonald, Operations Supervisor, AMEC; Gary Farquhar, Drilling Supervisor, Fairfield Energy

Investing in sustainability

Sustainable development and AMEC

At AMEC, we believe that sustainable development is a core part of our everyday business life, through the services we provide and the way in which we provide them. We want to achieve economic success in ways which uphold our values and Guiding Principles, meeting today's needs without compromising the needs of future generations.

We believe this makes good business sense. By integrating sustainable development into our business we have reduced overhead costs, increased skills, developed new business streams and achieved resource efficiencies.

Throughout 2008, we have continued to invest time and resource in our Operational Excellence Sustainability programme, focusing on carbon management, global sustainability performance standards and stakeholder engagement.

AMEC tracks over 40 corporate sustainability indicators which we believe are most relevant to our business, setting targets and checking on progress. Full details can be found at amec.com/aboutus/sustainabledevelopment.

Investing in our workplace

High quality engineers, project managers and consultants are a scarce resource and so attracting, retaining, developing and protecting the people who work for us is vital to our success.

Listening to our people is key to improving the workplace and during the year over 11,000 people participated in 'My Opinion', our first global employee survey. Most views were very positive, particularly on AMEC's approach to health and safety; some were less so, and confirmed we need to do more in areas such as employee retention and cross-boundary working. Some 100 focus groups have provided important additional feedback which is being acted on to make our employee engagement even better.

We recognise that what attracts and keeps people at AMEC is more than just the pay cheque. During 2008, we launched the 'My AMEC' programme in our main countries of operation. This describes the total rewards and benefits that come from being an AMEC employee and gives employees the opportunity to choose from an enhanced range of flexible benefits, designed to meet their particular circumstances.

We also want to achieve world class safety performance and so each year we set ourselves continuous improvement safety targets which are 10 per cent better than our best ever previous performance. In 2008 we achieved the targeted reduction in accident and incident rates and zero fatalities, but we recognise that we have more to achieve. We are investing in developing our 'Beyond Zero' approach to safety, taking consistent, world class heath and safety performance beyond the workplace and out into the wider community.

Investing in our community

Listening to community needs, respecting their rights and understanding where AMEC can help, support and nurture are all important in being a good corporate citizen and a great company.

We have been creating community and educational partnerships in the places where we work. For example, in March 2008 we launched 'AMEC Student in Kazakhstan', a long-term commitment in the region. We are benefiting the community by giving mentoring and financial support to some 60 students. At the same time, AMEC is developing capability and skills in this growing market.

In 2008, AMEC supported four strategic charities globally, each of which endorsed Millennium Development Goals. In one event alone we raised more than £17,000 for HOPEHIV, money which has been used to fund training courses for over 150 former child soldiers in Uganda. Our employees also devote their time to fundraise in their local communities, money which is match funded by AMEC. In total, AMEC donated £549,000 to charities in 2008.


Dow Jones
Sustainability Indexes
Member 2008/09


CCSa
Carbon Capture &
Storage Association

Investing in our environment

Minimising our impacts and maximising opportunities to enhance the environment are core to our sustainable approach.

By investing in our IT systems, we have allowed over 18,000 employees to access key applications, files and resources when they are out of the office. As well as strengthening our commitment to reduce travel, this initiative supports our flexible working arrangements for employees.

We are also investing in a global carbon accounting tool to help our business to benchmark and target carbon reductions to achieve a 60 per cent reduction in CO_2 emissions by 2050. We have already embarked on our low carbon journey by taking action to limit car emissions and implementing new guidelines on the energy efficiencies of all new offices and the operation of existing buildings. Being carbon efficient means we can reduce our impact on the environment and reduce cost.

We are supporting our customers in improving their environmental management in many ways. One example is the development of greenhouse gas inventories for Toronto Waterfront, Canada.

One of the five best performing Oil Equipment and Services companies in the DJSI World Index

in 2008/9



Investing in our market place

There is an increasing emphasis on the wider social and environmental impact of projects with which AMEC is associated. Working together with our partners and supply chain, we are bringing tomorrow's solutions to the marketplace, today.

Through our services, AMEC has an opportunity to make a significant contribution to global sustainable development, helping to cut the world's greenhouse gas emissions and reducing environmental pollution through clean technology. We have project experience in many key low carbon energy sectors including wind, biomass, biofuels, energy from waste, fuel cells and carbon capture.

Our next move

In 2009 we will continue to develop our Operational Excellence Sustainability programme. We will be providing sustainability tools which will enable our business to bring real improvements across the whole of the sustainability agenda, supporting our values and principles. Our programme includes:

- Implementing a far reaching employee engagement programme, aiming for each employee to change at least one element in their working practice
- Rolling out our global 'low-carbon' management strategy which will encompass the new Carbon Reduction Commitment elements but also highlight practices which can be taken beyond the workplace
- Launching our online, on-demand sustainability briefing and awareness package
- Developing our sustainability services, designed to support our customers' sustainability aspirations.

Investing in our people

We aspire to provide our customers with the best engineers, project managers, consultants and support staff in the world. We provide the tools, training, mentoring and support our employees need to develop to their full potential because this makes sound business sense.



Nicola Mason BEng (Hons), CEng, MIChemE; Engineering Manager, Power and Process, based in the UK. Since joining AMEC in 2002, Nicola has been Chair of the Chemical Engineering Community of Practice and worked in many industrial areas such as oil and gas processing, chemicals production, power markets and renewable energy projects.

"I've received a tremendous amount of support in learning and development and AMEC has offered me a plethora of opportunities to further my career.

In the last seven years I've had three major changes in job role. I've travelled all over the UK and around the world working on varied, demanding projects with interesting and professional people. I've developed expertise in gas processing and gas storage, and I'm now looking at how we transfer these skills into the new cutting edge areas of carbon capture and storage.

I've been really lucky to work with many talented engineers and excellent managers who've willingly passed on their experience to me."

Nicola Mason Engineering Manager

"Whenever I have looked for a challenge or a change, AMEC has always been there to support me and offer advice and guidance. Not many companies are able to offer these kind of opportunities or are willing to invest in their people to allow to them to happen. I think that makes AMEC a great place to be..."

Craig Woodall BEng; Operations Manager, Power and Process, based in Canada

Since joining AMEC in 1990, Craig has worked in the UK and Canada in engineering, project management and operations management roles.

"AMEC has definitely invested in me; I continue to work with my manager on areas in which I can develop... I can't think of any situation when I haven't gotten the tools, resources, or training that I need. I feel very confident, and that's what I like about AMEC... people are really good about recognising your efforts – I definitely feel rewarded on a daily basis."

Maya Galchenkco, BA in Psychology, MA in Human Resources Management, GPHR; HR Director, Earth and Environmental, based in the US

Maya joined AMEC in 1998 and has gained significant experience as the division has grown, particularly in integrating new joiners following acquisitions and in providing support to those working internationally.

"Twelve years ago I joined AMEC on a graduate development scheme, and since then I've risen through a variety of roles into general management. This has happened because of AMEC's support for career development, through on the job experience, through training and also mentoring. AMEC helps its employees make the most of their skills. If you have a plan and you engage AMEC in it, then it will support you in your development."

Richard Rippon-Swaine BEng, MSc ImechE, Diploma in Safety Management (British Safety Council); General Manager and BP Account Manager, Natural Resources, based in Azerbaijan

Since joining AMEC in 1997, Richard has worked in the UK, US and Azerbaijan in engineering, business development, project management and general management.

Investing in our geographic footprint

We operate in more than 30 countries and continue to expand our geographical presence to better serve our customers. Geomatrix and CADE are just two examples of recent acquisitions which helped us achieve geographic growth.

Geomatrix Consultants, Inc. (Geomatrix)

With 18 offices across the US and Canada, the acquisition of Geomatrix in June 2008 not only strengthened AMEC's presence in the US, but added significant depth to our consulting talent in the growth markets of environmental remediation, seismic and groundwater services.

Tony Daus, formerly President of Geomatrix explains: "Our business philosophy at Geomatrix has been about building strong, higher-end consulting practices, with the focus on innovative solutions to really tough, scientific and engineering problems. We're particularly good with specialist, seismic and geohazard analysis, water resources, soil and groundwater remediation, and numerical modelling.

The technical expertise that Geomatrix brings to AMEC is fairly unique in the marketplace. We have some excellent customer relationships that benefit both companies. And we've significantly improved AMEC's reach into California, which is one of the largest markets for environmental services in the US.

It's really been a very well disciplined integration in very measured steps. People have gone above and beyond to make us feel at home, and to make sure that our joining AMEC has been a positive and welcoming experience.

What's really impressed me the most is the quality of the professional staff, and the depth of the technical practices. The collaborative spirit is particularly good. I'm very happy with AMEC's openness to try something new. I think the future for our business looks exceptionally bright as part of AMEC."



"What attracted us to AMEC were the talented people that we met. The depth of the resources available is amazing."

Tony Daus

CADE-IDEPE (CADE)

CADE has been a part of AMEC since October 2007. Employing over 500 people and based in Santiago, Chile, CADE provides both a high quality engineering base in the fast growing South American market and a high value engineering centre to support AMEC's businesses in North America and Europe.

Raul Tejeda, formerly Executive Vice-President at CADE explains: "The reaction of our customers was very positive. CADE was one of the oldest engineering companies in Chile – almost 50 years old, and now has a new phase with AMEC. That's very good for them, because they have more support, more specialised engineering capability and more capacity to do work.

Chile is a very stable country with a highly educated population. This makes Chile an attractive country in which to perform engineering and project management, and an excellent location for AMEC to spread to the other countries in South America.

The adaptation and integration process is going well. People now feel more confident in the future. They have the opportunity to improve their careers – perhaps working or studying outside of Chile. For example, now we have some CADE people working in Atlanta, in the field of structural mechanical engineering, and some AMEC people came to our office here in Chile to teach our people, improving our proficiency."



"We now belong to a worldwide, well-known company and receive support to grow our capabilities. We feel different, and we are proud to be a part of AMEC. The future looks very good."

Raul Tejeda


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Chris Courtney, Senior Hydrogeologist, formerly with Geomatrix, collects a sand content measurement from a sand tester during pump testing

Investing in our capabilities

We want our customers to recognise AMEC employees for their skill and expertise. We are always seeking to expand the capabilities of our employees and improve the tools and processes they use.

Our Operational Excellence programme targets world class operating systems and procedures across AMEC and is embedding a culture of continuous improvement. During 2008, we invested £9 million in the programme and we expect to make a similar investment in 2009. We also made a number of acquisitions during 2008, each of which has enhanced either our tools, processes or capabilities.

> "Delivery of the Operational Excellence programme is key to achieving AMEC's vision – we are really aspiring to excellence."

Jack Clarke Operational Excellence Programme Director

Natural Resources

The acquisition of Rider Hunt International (RHi) in April was an important step towards the provision of best in class consultancy services in programme and project management. RHi provides project services to the oil, gas, chemical, energy and process industries and is a recognised leader in project controls and tendering IT solutions. With some of the very best people and proprietary systems in the industry, and high levels of repeat business from a broad customer base, it is also an excellent geographic fit with our existing businesses.

In May, the Natural Resources division strengthened its capabilities in the Canadian oil sands through the acquisition of the specialist in-situ oil sands business, Bower Damberger Rolseth Engineering Limited (BDR). In-situ deposits are those which lie too far below the surface to be recovered by open-cast mining. BDR has particular expertise in thermal recovery of in-situ oil through steam assisted gravity-drainage (SAGD) methods. This capability is complementary to AMEC's existing position and expertise in oil sands, where we are the market leader in the provision of upstream engineering services and project management to the surface mining sector.

Power and Process

In July the Power and Process division strengthened its capabilities with the acquisition of the Slovak specialist nuclear services company, AllDeco, s.r.o. (AllDeco).

AllDeco was particularly attractive because of its specialist decommissioning expertise in areas such as the removal and solidification of highly contaminated waste, including the use of remotely operated vehicles (as pictured). This has strengthened our portfolio of nuclear services, whilst also providing AMEC with a leading position in the Central and Eastern European market for nuclear decommissioning and reactor services.

Earth and Environmental

Earth and Environmental division's acquisition of Geomatrix in June added depth to existing capabilities in environmental remediation, seismic and groundwater services. Other smaller acquisitions have been specifically targeted to strengthen key growth areas such as mining, natural resources consulting and water resources management.

> "AMEC has benefited not only from a local presence and knowledge, but also a package of new skills and capabilities. We are now members of a wide international team – we have become proud AMEC employees."

Pavol Stuller Commercial and Business Development Manager


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Left to right: Peter Mraz, Designer/ROV Operator and Pavol Stuller, Commercial and Business Development Manager, both formerly with AllDeco, with a remotely operated vehicle used in the removal of highly contaminated waste

“AMEC traditionally has a good and strong working relationship with Sellafield. This has been crucial in delivering this difficult package of work with the numerous stakeholders of all levels from plant up to the NDA and regulatory agencies. AMEC's nuclear expertise and safety performance in working at Sellafield has been evident by the overwhelming success of the enabling work. We have grown to rely on this approach to continually deliver progress here at Sellafield.”

Kevin McCormick Project Implementation Manager, Sellafield Limited


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Left to right: Adrian Norton, Project Manager, AMEC; Kevin McCormick, Project Implementation Manager, Sellafield Limited

Within the Sellafield site there are two high level ventilation stacks which are nearing the end of their operational lives and are scheduled for demolition in the near future. The objective of the Separation Area Ventilation (SAV) Project is to divert aerial effluents from these stacks to a new discharge facility that will meet current and future operational and decommissioning needs.

Over the last five years AMEC has provided engineering and detailed design for the SAV Project, and is currently completing work on removing risks from the implementation phase of the project.

For details go to amec.com/sellafield



Business and financial review

AMEC's balance sheet remains exceptionally strong and the group's main pension schemes are in surplus.

Ian McHoul Chief Financial Officer



up 66%

Adjusted profit before tax £210.3 million

Introduction

This business and financial review sets out descriptions of each of the group's business segments, their markets, strategy and significant factors affecting performance for the year ended 31 December 2008, including comments on movements in the income statement, balance sheet and cash flow statement and on matters that may have an impact on the group's future financial performance.

The review provides a broader perspective of AMEC's businesses to enable a more informed judgement to be made of the group's financial performance and prospects. Certain forward looking statements with respect to the financial condition, operations and results of AMEC's businesses are contained in the review. These statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual performance or developments to differ materially from those expressed or implied by these forward looking statements.

The review is provided solely to provide additional information to assist in the assessment of the group's strategy and future prospects. It should not be relied on for any other purpose.

Vision and strategy

AMEC's vision is to be a leading supplier of high-value consultancy, engineering and project management services to the world's energy, power and process industries.

Services are focused on consulting, designing, managing the delivery of, and maintaining strategic and complex assets such as offshore oil and gas production facilities, mineral or metals mines, or power infrastructure.

The group's core divisions comprise:

- Natural Resources:
  - Oil and Gas Services
  - Oil Sands
  - Minerals and Metals Mining
- Power and Process:
  - Process
  - Power
  - Nuclear
- Earth and Environmental

In December 2006, AMEC announced group EBITA margin targets of six per cent for 2008 and eight per cent for 2010. By the time of the interim results announcement in August 2008, the targets had been upgraded, with 2008 increased to 6.5 per cent and the 2010 target increasing to 8.5 per cent.

Details of the core divisions are set out on pages 28 to 47 of the segmental review. Investment opportunities have been identified which would grow and develop these core divisions. A number of acquisitions consistent with these opportunities have been made over the last 15 months, details of which are included in the financial review on page 51.

At the same time, the company has continued to improve performance as a result of its own internal initiatives. The STEP Change programme had a significant positive effect on performance during 2008. Operational Excellence will be a major contributor to performance improvement going forward.

Business and financial review continued

STEP Change

STEP Change was a programme of change in the structure and culture of the company. It was launched in late 2006 and completed ahead of schedule in September 2007.

The programme exceeded all original expectations, producing recurring net benefits of c.£40 million compared with the 2006 baseline. Of this, £11 million was delivered in 2007 with a further incremental improvement in 2008 of c.£29 million.

Operational Excellence

Operational Excellence was launched in September 2007 as a 2-3 year programme. It is designed to provide a framework for the implementation of best practice and continuous improvement and so enhance the group's operating performance significantly.

12 areas were selected for particular focus, based on their importance in achieving high performance across AMEC. In each area, multinational, cross-divisional teams have identified best practice from within or external to the company. This has then been compared to current practice and put improvement plans in place where necessary.

For example, the Engineering and Project Management areas have focused on tools and processes, looking at how greater standardisation could improve flexibility and increase the quality of the output. In Employee Development, the concentration has been on how AMEC attracts, retains and develops its employees. Other areas have examined where AMEC should operate, in which markets, with which customers and on which projects; how to strengthen and manage relationships with customers and the supply chain; how to simplify and optimise internal controls and processes; and how to further improve AMEC's health, safety and environmental record.

During 2008, the company has invested £9 million in Operational Excellence. Some quick wins have already been achieved. These include the first global employee survey, the introduction of alumni and referral programmes for new employees, and improved invoice processing. Significant work has also been done in other areas, with good progress made towards delivery of implementation plans.

A further investment of up to £10 million is expected in 2009, though this will be more than offset by the increased benefits which accrue.

The improvements which result from the company's own internal initiatives through Operational Excellence will be the major contributor to AMEC delivering its target EBITA margin of 8.5 per cent in 2010.

Outlook

AMEC has a well diversified portfolio of customers and services, and expects to see increasing net benefits from Operational Excellence.

The group's order book* at 31 December 2008 stood at c. £3 billion. This is significantly ahead of 2007 (31 December 2007: £2.6 billion) and gives good visibility for 2009. Around 40 per cent of the year end order book is expected to be executed in 2009.

Whilst ongoing market volatility has resulted in reduced certainty, the group continues to view the future with measured confidence and expects 2009 to be another year of improved performance.

AMEC's balance sheet remains exceptionally strong. Further selective acquisitions are expected during 2009, with the focus being on improving AMEC's competitive position through investment in people, capabilities and geographic footprint.

*Comprising of the Natural Resources and Power and Process divisions.

£765 million
2008 year end net cash

Basis of presentation and discontinued activities
Adjusted profit before tax is based on the reported results for continuing operations before intangible amortisation and pre-tax exceptional items but including joint venture profit before tax. The results of the group and the Earth and Environmental division also exclude £2.1 million of costs relating to elements of deferred consideration on acquisitions by the Earth and Environmental division which, in line with IFRS 3*, are included within EBIT in the consolidated income statement.

In accordance with IFRS 5**, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

The cash flows of discontinued businesses are fully consolidated within AMEC up to the date of sale and the assets and liabilities of discontinued businesses that have not been sold at the year end are shown separately on the consolidated balance sheet.

Segmental review
Segmental analysis is provided for the group's core activities in the Natural Resources, Power and Process and Earth and Environmental divisions, as well as for non-core Investments and other activities.

Amounts and percentage movements relating to continuing segmental earnings before net financing income, tax and intangible amortisation (EBITA) are stated before corporate costs of £37.4 million (2007: £36.5 million) and pre-tax exceptional income of £109.0 million (2007: £28.2 million).

The average numbers of employees for the years ended 31 December 2008 and 31 December 2007 stated in this review include agency staff.

Amounts relating to segmental net assets/(liabilities) exclude intangible assets and net cash and include interests in joint ventures.

*International Financial Reporting Standard 3 'Business combinations'.

**International Financial Reporting Standard 5 'Non-current assets held for sale and discontinued operations'.

"Connacher considers AMEC's in-situ oil sands business to be a 'Best in Class' provider of design and engineering services in the fields of process, civil, mechanical, electrical and drafting. It was important to us that project execution and management is also a core strength of the team. We are currently working with AMEC on the Algar project, and anticipate continued success on future expansion projects as we continue towards our goal of 50,000 barrels per day of bitumen production by 2015."

Peter D. Sametz Executive Vice President & COO, Connacher Oil and Gas Limited



The Connacher Oil and Gas Great Divide facility is a commercial in-situ oil sands project, south of Fort McMurray in Alberta, Canada. Using steam assisted gravity-drainage (SAGD), the facility is designed to produce 1,600m³/day of bitumen, with 95 per cent of the produced water being recycled for steam re-injection.

AMEC was responsible for engineering, procurement and construction management at Great Divide, which utilises pre-built equipment packages. Large buildings incorporate multiple packages, resulting in improved operational efficiency. This innovative approach resulted in reduced construction time, with significant savings in costs and materials as compared with previous projects.

For details go to amec.com/greatdivide


amec

Left to right: Donovan Nielsen, Project Manager, AMEC; Norm Duval, Process Operator, Connacher Oil and Gas Limited

Natural Resources

The strength of our competitive position has been recognised by major contract awards from customers across all parts of the business.

Neil Bruce Chief Operating Officer
Natural Resources



Natural Resources
% group EBITA* 2008


59% Natural Resources

*Excluding the Investments and other activities division

Principal activities
% divisional revenues 2008


61% Oil and Gas Services
22% Oil Sands
17% Minerals and Metals Mining

Capex/Opex
% divisional revenues 2008


55% Capex
45% Opex

Geographical analysis
% divisional revenues 2008


33% UK/ Europe
48% Americas
19% Rest of world

£ million	2008	2007	Change (%)	Underlying[1] (%)
Revenue	**1,204.2**	1,014.8	+19	+11
EBITA	**129.3**	95.5	+35	+24
EBITA margin (%)	**10.7**	9.4	+130 bps	
Net assets	**46.4**	28.8	+61	
Order book (£bn)	**1.71**	1.21	+41	
Average number of employees[2]	**10,713**	9,715	+10	

1 Growth adjusted for currency movements and material acquisitions made during the year as a percentage of 2007 as reported.

2 Full time equivalents, including agency staff.

Our customers are focused on long-term **fundamentals**

Description of business

Principal activities: Oil and Gas Services, Oil Sands and Minerals and Metals Mining. Total life of asset services ranging from engineering design through to decommissioning. 55 per cent of 2008 revenues generated by asset development (Capex) services, with the remainder in asset support (Opex). Activities mainly in the upstream sector (85 per cent of 2008 revenues), with the balance being in midstream and downstream.

Principal locations: AMEC has operations in mature markets and frontier regions, with major offices in Aberdeen, London, Great Yarmouth, Wynyard (UK); Uralsk (Kazakhstan); Baku (Azerbaijan); Calgary, Oakville, Vancouver (Canada); Houston (US); Kuala Lumpur (Malaysia); Kuwait; Perth (Australia); Shanghai (China).

Customers include: ADNOC, Apache, BP, Chevron, ConocoPhillips, De Beers, ExxonMobil, Fairfield Energy, Imperial Oil, KazMunayGas (KMG), Kuwait Oil Company, Maersk, PetroChina, PotashCorp, SECCO, Shell, Syncrude, Teck, Total, Woodside Energy, ZADCO.

Significant agreements/contracts include: selection by BP to provide long-term engineering and project management services for offshore developments around the world; five year engineering modification services contract for BP in Azerbaijan; consultancy, programme and project management services for KMG's oil and gas assets in Kazakhstan; five year project management consultancy services contract renewal with Kuwait Oil Company; five year programme management consultancy contract with ZADCO, Abu Dhabi; and a four year engineering and project management services contract with PotashCorp Canada (Rocanville Potash mine).

Natural Resources continued

Business overview

The Natural Resources division, comprising the Oil and Gas Services, Oil Sands and Minerals and Metals Mining businesses, provides services to an increasingly broad range of customers around the world. The business has strong, long-term relationships with customers and is today recognised as a world leader in the provision of engineering and project management and asset support services, with particular expertise in large and complex projects in growth regions and in extending the life of assets in the mid-late stages of their life cycle.

The business portfolio is well balanced by geography, by end market, and in terms of the nature of services provided. AMEC is differentiated in its ability to offer customers services and tools including specialist environmental services (via the Earth and Environmental division), training and development, and a sustainable approach to business in frontier regions. Around 80 per cent of the division's engineering and project management staff have skills which are transferable between market sectors.

The business is focused on the provision of services to a balanced portfolio of customers. Contract types are varied, both by region and by nature of service, ranging from Capex multiplier contracts with rewards to reimbursable Opex contracts with performance incentives. The revenue profile of the division spans short-term (less than 12 months) consultancy services, to long-term (five years or more) engineering asset support contracts. EBITA margins range from around eight per cent on average for Opex services to 13 per cent on average for Capex contracts.

During 2008, Natural Resources improved its competitive position through internal performance improvement and acquisitions with specific strategic imperatives in the areas of technology, systems and processes, geographic footprint and access to customers. The Operational Excellence programme is expected to be the major contributor to further enhancements in performance of the division over the next two years.

Oil and Gas Services

AMEC offers a wide range of Capex and Opex services to an increasingly broad range of customers, which includes International Oil Companies (IOCs), National Oil Companies (NOCs) and independent operators in Europe, Americas, Middle East and North Africa, the Caspian, South East Asia and China. It has particular strength in the mid-late cycle and does not operate in early cycle exploration or drilling.

	Services	Facilities
Capex	• Construction management • Consultancy • Design engineering • Front-end engineering • Hook up and commissioning • Installation	• Offshore fixed platforms • Offshore floating production units • Onshore booster stations, gathering centres, tank farms, gas-oil separation plants
Opex	• Brownfield engineering and project management • Duty holder • Facilities engineering • Operations and maintenance support • Production operations	• Offshore platforms and infrastructure • Onshore oil and gas fields

Oil and gas services contracts are cost reimbursable or cost plus and increasingly performance-based; no lump-sum fabrication is performed. Being services-based, capital employed reflects mainly current trading assets.

Revenues in 2008 were generated primarily from activities with IOCs, which accounted for the vast majority of revenues, though NOC activity continues to grow fast, with 2008 revenues up by 57 per cent.

Demand for AMEC's services is linked to the level of spending on new production facilities, and on operations, maintenance, extending the life and increasing production from existing infrastructure.

With centres of excellence in Aberdeen and London (UK), Calgary (Canada), Houston (US), and Kuala Lumpur (Malaysia), the division is supported by a growing network of engineering centres around the world. Recent strategic investments in Kazakhstan and Malaysia provide improved access to customers in those regions, whilst the acquisition of RHi strengthened AMEC's project management capabilities.

Up 41%

Natural Resources backlog as at 31 December 2008 £1.71 billion

AMEC has global experience of delivering large and complex projects, with capabilities in deepwater and hostile conditions including Arctic environments and earthquake-prone regions. It has developed a strong position in frontier regions including the Caspian, South East Asia and West Africa. In the Opex arena, AMEC is a leading international asset support provider, servicing more than 200 facilities daily. It is the market leader in UK North Sea brownfield services and is developing its position as a provider of duty holder services to new entrant operators in the region.

Markets

A major study carried out during 2008 by the National Petroleum Council in the US found that "powering the world's growing population and economy could require 50 per cent to 60 per cent more energy by the year 2030". In addition, the Energy Information Administration (EIA) annual energy outlook (17 December 2008) forecast that "the global economy needs 64 million barrels per day (bpd) of incremental crude supply, the equivalent of almost six times Saudi Arabia's current capacity, by 2030".

Barclays Capital states that "due to their cash position the majors are able to maintain spending despite any downturn. This is demonstrated by the spending plans of most of the major exploration and production companies which are actually predicted to increase." Their focus has shifted to the upstream aspect of their project portfolio where AMEC has the most exposure and where c. 85 per cent of revenues are generated.

Although very early cycle activity, such as drilling and seismic, has been impacted by the lower oil price, Douglas-Westwood (December 2008) are forecasting that total offshore expenditure is set to continue to grow, from US$254 billion in 2007 to US$361 billion in 2012 with Opex set to show the strongest growth. AMEC's diversified portfolio includes a good balance of services with 45 per cent being Opex.

Opex activity is set to grow in part because globally the number of complex facilities continues to increase. These facilities are at different, and ever increasing, stages of maturity and therefore require a growing amount of maintenance input.

The relative maturity of upstream facilities is reflected by the fact that the decline in average production of the world's fields is around four per cent per annum. With current production at 83 million bpd, 3.3 million bpd need to be replaced each year. Therefore the equivalent of Saudi Arabia needs to be in production every three years just to offset production decline (Simmons).

In addition to being a driver for the increase in the longer term oil price, the production decline demonstrates the number of new production facilities that will be required just to match the depletion rates. Importantly for AMEC, it also reflects the increased emphasis on the asset support aspects of field development activity – which includes asset optimisation and asset life extension. These mature field services are areas in which AMEC has a core and differentiated capability.

With leading market positions in mature markets and frontier regions, a balanced portfolio of services and a diversified customer base, AMEC is well positioned to grow.

Oil Sands

AMEC is the market leader in project management, engineering services and the provision of infrastructure to the upstream surface mining oil sands sector. From helping to build the world's first oil sands plant in 1967 to the world's largest plant in 1978, AMEC's operations have matured along with the industry, with participation in most recent oil sands developments.

During 2008, the acquisition of BDR strengthened AMEC's position in the market for specialist technical engineering services in the emerging upstream in-situ sector.

Rapid development of oil sands projects has created opportunities for AMEC to offer customers 'distributed engineering' in which multiple offices combine to meet their needs. For example, the Kearl Oil Sands project in Canada is being run from AMEC's Calgary offices, with significant contributions from Vancouver, Toronto, Aberdeen and Houston.

Services in 2008 were provided on a reimbursable basis other than for some activities within the Oil Sands Infrastructure business which have fixed price elements.

Natural Resources continued

Markets

The Canadian oil sands represent the world's second largest reserves of oil after Saudi Arabia. The oil sands deposits contain approximately 1.7 trillion barrels of bitumen in-place, of which 173 billion barrels are proven reserves that can be removed using current technology (source: Alberta Energy Resources Conservation Board).

As is the case in the oil and gas services market, early life cycle activity has been impacted in the higher cost oil sands developments.

However due to the vast scale of projects and the fact that they have a very long operating life, typically 40 years, the oil majors tend to take a much longer term perspective than in other oil and gas markets. AMEC's portfolio is dominated by the large players who have this longer term outlook and also have strong cash positions to drive their development activity.

Two main extraction techniques are used in the oil sands: surface mining, which currently accounts for some 65 per cent of production, and in-situ, which is expected to increase its share of the market over the next 10 years. In-situ methods, used to extract deeper reserves, utilise steam injected into reservoirs to mobilise the oil. Development of the oil sands creates environmental challenges, and here, AMEC's Earth and Environmental division is well equipped to provide customers with solutions.

Minerals and Metals Mining

AMEC offers mining consultancy (including ore resource estimation, mine planning and feasibility studies), design and project and construction management services to global mining customers producing commodities including potash, gold, diamonds, base metals, coal, iron ore and uranium. The business operates from strategic mining locations including Saskatoon, Toronto and Vancouver (Canada), Santiago (Chile) and Lima (Peru).

The business is a recognised leader in environments where projects have significant logistical challenges associated with remote location and difficult access. AMEC occupies a top-tier position in international consulting and a leading position in the North and South American Engineering, Procurement and Construction Management (EPCM) markets.

AMEC has provided EPCM services for projects for many of the world's leading mining companies, including Teck's Andacollo Copper and BHP Billiton's Escondida projects in Chile; Snap Lake and Victor, De Beers' first two diamond mines in Canada; PotashCorp's Cory, Lanigan and Picadilly mines in Canada; and Newmont's Phoenix project in the US.

Markets

The mining sector as a whole has been impacted by the fall in commodity prices. However AMEC has mitigated potential impacts by strategically positioning itself to be able to support a diverse range of commodities and service markets. For instance, AMEC's long standing and leading position in potash projects is proving beneficial as the potash market has remained relatively stable in the current climate. AMEC is also well placed in other markets such as uranium extraction – and should be in a good position to exploit the growing demand for uranium for use in nuclear energy. In addition, AMEC provides services to a number of gold mining companies and this market has remained strong as gold prices have increased during the economic downturn.

Employees

AMEC has a well developed strategy to recruit, develop and retain people from a wide range of sources around the world, and as a result continues to increase the average number of employees in Natural Resources, which rose by 10 per cent in 2008 (2007: 17 per cent). AMEC's strategic resourcing programme to attract and retain the best skills includes the following initiatives:

- AMEC Project Academy
- Apprentice partnerships
- Graduate recruitment
- Industry initiatives
- Internal development
- Schools partnering
- Technician trainees
- University liaison.

In addition, AMEC has successfully developed, in locations such as Baku, Azerbaijan, a sustainable approach to business through working with local stakeholders and supply chains which it is able to adopt in new areas of operation around the world.

Up 10%

Natural Resources average employees 2008 10,713

Employee development is one of the key focus areas of the Operational Excellence programme, which targets further improvements in this crucial area of AMEC's operations.

Strategy

Over the last eighteen months, Natural Resources has strengthened its competitive position through selective acquisitions, each with a specific strategic imperative:

- Improved technological capability: BDR (Canada)
- Improved project management systems: RHi (UK/international)
- Improved geographic spread/access to customer: BKKS (Kazakhstan)
- Improved asset optimisation: Performance Improvements (PI) Group (UK).

AMEC continues to see acquisition opportunities in natural resources end markets and aims to make further selective acquisitions in order to further improve its competitive position.

Financial performance

Natural Resources achieved a record performance in 2008, with strong progression in revenues, margin, and order book. Performance was good in each of the division's principal areas of activity and was strongest in North America.

Revenue for the period was £1,204.2 million (2007: £1,014.8 million), with the 19 per cent increase for the year reflecting both organic growth (+11 per cent) and currency movements and acquisitions (+8 per cent). EBITA increased by 35 per cent to £129.3 million (2007: £95.5 million). EBITA margin for the year of 10.7 per cent (2007: 9.4 per cent) was significantly ahead of the target originally set for 2008 and the 10 per cent target originally set for 2010. The continued improvement in Natural Resources EBITA margins in both Capex and Opex reflects the benefits of the STEP Change programme and changes in business mix during the year. Capex as a proportion of total divisional revenues increased to 55 per cent (2007: 50 per cent) with margins in Capex and Opex improving to 13 per cent and eight per cent respectively.

Net assets increased by 61 percent to £46.4 million (31 December 2007: £28.8 million), with the increase being due to acquisitions, foreign exchange and an increase in working capital requirements relating to growth in the business.

The Natural Resources order book continued its growth trend, and at £1.71 billion, was 41 per cent up on the position at the end of 2007. The order book can be analysed as follows:

- Capex 43%; Opex 57% (2007: Capex 35%; Opex 65%)
- UK/Europe 35%; Americas 29%; Rest of world 36% (2007: UK/Europe 52%; Americas 25%; Rest of world 23%)

Major agreements or contracts during 2008 are set out on page 29.

Further details on these, and other contract awards, may be found at amec.com/media.

"National Grid has enjoyed a close working partnership with AMEC through the M1 Corridor Gas Alliance over the past four years. The alliance continues to be a great success, reflecting AMEC's commitment to ensure staff from both organisations are brought together as one, successfully delivering a challenging gas mains replacement programme. Support from the wider AMEC organisation further enhances the effectiveness of all those engaged within the alliance."

Andrew McKelvey Policy Manager, National Grid


nationalgrid

Left to right: Shaun Lewis, Construction Engineer, National Grid; Marcus Young, Energy Delivery Project Surveyor, AMEC

The M1 Corridor Gas Alliance in the UK comprises of AMEC and National Grid as equal partners, with a common goal of creating the optimum vehicle for refurbishment of some 450km of gas mains a year over an eight year period. The Alliance successfully harnesses the expertise of a fully integrated team to deliver mains replacement for National Grid in the East of England, in an environment that supports and promotes a culture of health and safety excellence.

The success of the integrated alliance approach and the health and safety culture contributed to an AMEC-led consortium being awarded a major contract to support National Grid's long-term electricity transmission capital investment programme in New York State, US.

For details go to amec.com/nationalgrid


amec

Power and Process



Continued improvement in the quality of our contracts and internal efficiency measures have produced strong growth in EBITA margin.

Didier Pfleger Chief Operating Officer
Power and Process

Power and Process
% group EBITA* 2008


26% Power and Process

*Excluding the Investments and other activities division

Principal activities
% divisional revenues 2008


43% Process
33% Power
24% Nuclear

Capex/Opex
% divisional revenues 2008


52% Capex
48% Opex

Geographical analysis
% divisional revenues 2008


63% UK/ Europe
37% Americas

£ million	2008	2007	Change (%)	Underlying[1] (%)
Revenue	**1,021.8**	1,009.1	+1	–3
EBITA	**58.3**	38.9	+50	+45
EBITA margin[2] (%)	**5.8**	4.3	+150 bps	
Net assets/(liabilities)	**6.3**	(57.0)	nm	
Order book (£bn)	**1.28**	1.36	–6	
Average number of employees[3]	**7,385**	6,753	+9	

nm Not meaningful

1 Growth adjusted for currency movements and material acquisitions made during the year as a percentage of 2007 as reported.

2 Excluding restructuring costs of £0.6 million (2007: one-off costs of STEP Change £4.6 million).

3 Full time equivalents, including agency staff.

Description of business

Principal activities: Total life of asset services to customers in power and process markets, principally in Europe and the Americas, and the nuclear market globally. 52 per cent of 2008 revenues generated by asset development (Capex) services, with the remainder in asset support (Opex).

Principal locations: Atlanta, Greenville (US); Darlington, Knutsford (UK); Santiago (Chile); Toronto, Vancouver (Canada).

Customers include: AWE, Arauco, British Energy (now part of EDF Energy), Bruce Power, EDF Energy, Enbridge, Eskom, Ignalina NPP, Lafarge, Milford Energy, National Grid, Ontario Power Generation, Procter & Gamble, RWE, SABIC, Scottish Power, Sellafield, Southern Company, TXI, Verenium, Wales and West Utilities.

Significant contracts include: Long-term contracts with National Grid for replacement of gas infrastructure and upgrading of electricity networks, including National Grid's first long-term contract in the US; Sellafield for nuclear decommissioning work; installation of clean-air systems on coal-fired power plants for Southern Company and Dominion Virginia Power; a major gas mains replacement programme for Wales and West Utilities; a renewal of the Technical Services Agreement (TSA) with British Energy (now part of EDF Energy); mechanical, electrical and instrumentation installation at EDF Energy's new Combined Cycle Gas Turbine power station in the UK (awarded February 2009) and a major study for EDF Energy for its gas storage project at Hole House Farm.

Up 50%

2008 EBITA £58.3 million

Power and Process continued

Business overview

The Power and Process division, comprising the Process, Power and Nuclear businesses, provides services across the value chain to public and private sector customers, including major utilities, principally in the UK and Americas. The business continues to develop strong, long-term relationships with customers that have strong and scalable market positions in AMEC's chosen end markets and geographical regions.

The business portfolio is diverse in terms of both end markets and the broad range of services provided. AMEC is differentiated:

- in its ability to provide customers with cost effective solutions to large and complex requirements, with some projects being the first of their kind
- in its track record of safely delivering projects to its customers
- by the capacity to transfer engineering and project management competences within and between sectors and/or businesses.

The Power and Process business model continues to migrate towards the provision of low-risk services activity with high value add. Contract types in 2008 remained varied, with some 12 per cent of revenues coming from fixed price work. The revenue profile of the division spans short-term (less than 12 months) consultancy services, to long-term (five years or more) engineering services contracts.

The overall result of these differentiators and business approaches has led to a doubling of EBITA margin over the last two years.

Power

This sector comprises the generation of electricity from all sources other than nuclear, together with electricity transmission and distribution. Here, AMEC provides consulting and feasibility studies through to detailed EPC (engineering, project management, construction), contracting and commissioning services.

These services are performed in the following segments:

- Fossil fuel power generation, including air quality control system (AQCS) work
- Renewables power generation, including waste to energy, wind and hydro
- High voltage power transmission services, including refurbishment of ageing infrastructure
- Low voltage power distribution services, including sub-station design, installation and interconnections.

The majority of services are performed for regulated utilities and industrial companies, primarily in the UK and Americas. Customers value AMEC's familiarity with their assets and the ability to provide innovative solutions.

The UK business is based in Darlington and has locations across the country. In the Americas, AMEC operates from over a dozen offices across North and South America. A range of projects are entered into, from low-risk reimbursable through to higher risk lump-sum. The business remains focused on pursuing growth through lower risk projects, with a shift away from fixed price work, where the overall balance of risk and return is unattractive.

Markets

Higher levels of investment are projected in fossil and renewable power generation and electricity transmission to 2015. According to the World Energy Outlook, the installed capacity for Europe, North America and South America is set to grow by a robust 221GW, 215GW and 121GW (respectively) to 2015. The chart below illustrates this in terms of anticipated investment, with over £1 trillion needed to study, design and install both power generation facilities and the transmission and distribution networks. AMEC is well placed in a number of select geographies to participate in these projects.

Power sector investment to 2015 **£bn**


Europe
North America
E. Europe/ Eurasia
Latin America
0
100
200
300
400
Generation
Transmission

Source: World Energy Outlook

This investment in power infrastructure reflects:

- Overall demand growth for electricity and shifts between generation fuel types

2008 EBITA margin of 5.8% sets a new **record**

- Aged assets/safety concerns
- A drive to meet national and international emissions controls and pollution control legislation
- Increasing grid interconnection and the requirement to connect new renewable generation assets.

AMEC has leading market positions in certain segments such as the high voltage transmission line and AQCS market in the UK, the Canadian wind engineering and project management market, AQCS engineering and construction regionally in the US, and construction management generally. It is also developing its position in South Korea.

Nuclear

AMEC provides services across the nuclear life cycle offering programme and asset management, project management, consultancy, engineering and scientific services primarily in the UK, Canada, Central and Eastern Europe, South Africa and is developing its position in South Korea.

The Nuclear business has principal locations at Knutsford and West Cumbria (UK) and Toronto (Canada), as well as regional offices in Eastern Europe and South Africa. Major customers include: EDF Energy, the UK Nuclear Decommissioning Authority (NDA), Sellafield, British Energy (now part of EDF Energy) and AWE (all UK), Bruce Power and Ontario Power Generation (Canada) and Eskom (South Africa).

Principal activities in 2008 were focused on:

- **Reactor support** (including reactor restarts for Bruce Power and TSA for British Energy (now part of EDF Energy))
  - Improving operational efficiency to increase output
  - Safely extending the operational lives of ageing reactors
  - Reactor restarts in Canada
- **Clean up** (including Sellafield)
  - Decommissioning and remediation of nuclear facilities
  - Environmental restoration
  - Solutions to legacy waste disposal
- **New build** (including UK new build for EDF Energy and AREVA)
  - General design assessment and technical support.

During 2008, the acquisition of the Slovak specialist nuclear services company AllDeco strengthened AMEC's capabilities and improved its standing as a leading player in nuclear decommissioning and reactor services in the UK, Continental Europe and around the world.

In November 2008, Nuclear Management Partners Limited (NMP) – a consortium comprising AMEC, AREVA, and URS – assumed management responsibility for the Sellafield Site Licence Company, UK. The Sellafield contract covers the reprocessing and waste storage facilities at Sellafield, the former nuclear power stations Calder Hall and Windscale (all in West Cumbria, UK); the Capenhurst, UK nuclear site and an engineering design centre at Risley in Cheshire, UK. It is initially for a period of five years with the potential of further extension periods, subject to performance, for a total of 17 years. The contract underscores AMEC's leading position in nuclear decommissioning services, and has resulted in enquiries from other interested customers around the world.

AMEC is also operating under a strategic partnership with the UKAEA and CH2M HILL, which is helping to improve performance at the UKAEA's decommissioning sites at Dounreay, Harwell and Winfrith, UK.

Markets

The nuclear industry is experiencing a worldwide renaissance which is driven by:

- Increasing worldwide energy demand
- Need for environmentally clean technology to help minimise climate change
- Security of supply, not subject to economic or political uncertainty.

Global nuclear market 2007-2015 £bn



Europe
North America
E. Europe/ Eurasia
Latin America
0
30
60
90
120
150
New build
Reactor support
Clean up

Source: WNO and AMEC

Power and Process continued

The longevity of the nuclear market is a key attribute and AMEC is targeting to be a major player in its focus regions. In the UK, the Government has announced its intention to support the replacement of the current UK fleet of nuclear power stations with a new build programme. AMEC will be actively supporting EDF Energy in the UK to build a number of nuclear power plants, the first of which is expected to start construction in 2012. In addition, the long-term market for decommissioning in the UK is valued at over £73 billion (source: National Audit Office Report, January 2008).

In Ontario, Canada, the value of refurbishment and new build is estimated to be £15 billion (source: Ontario Power Authority, August 2007). Other key markets for AMEC include Eastern Europe and South Africa with long-term markets valued at up to £40 billion and £6 billion respectively over the next ten years (source: AMEC estimates based on WNA data).

Looking forward, AMEC will continue to develop its programme and asset management capability supported by a large, experienced and strong technical capability. The focus of the business is to continuously strengthen existing customer relationships and build new ones across the nuclear life cycle.

Process

Process covers a broad range of industries, but principally gas processing and transmission, pulp and paper, petrochemicals, and biotech.

The business has major locations in Atlanta and Minneapolis (US), Darlington (UK), St John's and Oakville (Canada), Santiago (Chile) and operates from over a dozen offices across North and South America and locations across the UK. Most contracts are based either on framework, cost plus or target price. Lump-sum EPC contracts are only entered into for selected customers as part of a broader portfolio of services.

Gas

The gas sector includes AMEC's activities in high pressure gas import terminals, storage and transmission, and low pressure gas distribution. AMEC is the UK market leader in high pressure gas transmission and storage services, and occupies a top three position in low pressure gas distribution.

AMEC's centre of excellence for gas is in Darlington, UK, with project offices throughout the country. Services include front-end as well as detailed engineering, project and programme management and construction management.

The gas sector is expected to continue to grow in the medium term, driven primarily by the issues of security of supply and the drive to increase UK storage capacity in line with EU counterparts. In addition, the division sees opportunities to extend geographical coverage into Europe and the Americas.

Pulp and paper

The pulp and paper sector covers various grades of printing and writing paper, tissue, boxboard, container board, and other speciality products. AMEC is a market leader in the Americas for consulting and design services, and has a strong position in the construction and EPC segment in the US as well as in South America.

Distributed engineering centres include Vancouver (Canada), Greenville (US) and Santiago (Chile) while Atlanta (US) is the company's centre of excellence for construction and projects. Services include economic feasibility studies, detailed engineering, project management and full project completion services.

The market outlook for South America is expected to remain reasonably firm, influenced by the pricing cycle of the commodity pulp business and mill expansions. North America remains a challenging market, however tissue and new paper plant conversions continue to cushion the decline in overall spending.

Other processes

AMEC is active in a variety of sectors and services including: refinery shutdown and maintenance, cement, biotech design (biofuels, pharmaceuticals and food), project management and construction.

In downstream process, AMEC has a leading position in the UK for turnaround projects, managing complicated shutdowns of petrochemical and refinery plants. The company's capability to manage the full scope of such projects is recognised by major oil and gas companies such as BP, SABIC and Shell.

In the biofuels sector, AMEC is focused primarily on the cellulosic ethanol market. In this segment, ethanol is created from organic material such as switchgrass and wood. AMEC has the distinction of being on the leading edge of developments in cellulosic ethanol and has helped to bring demonstration plants successfully into production. Process engineering, detailed engineering and project management/construction management are among the services provided to this sector.

Strategy

During 2008, Power and Process made considerable progress in implementing its strategy of:

- entering new geographies (including Central and Eastern Europe)
- broadening the geographic reach of existing services (including electric transmission services into the US)
- increasing the proportion of higher margin professional services work and extending project delivery capability
- improving on an already strong safety and health record
- investing in employees
- delivering Operational Excellence.

AMEC continues to see acquisition opportunities in power and process end markets and aims to make further selective acquisitions in order to further improve its competitive position.

In 2009, Power and Process will further enhance its strong positions in the core markets with continuous improvement in performance, as well as developing its position in new geographies and its relationships with new customers.

Financial performance

The Power and Process division achieved record results in 2008, with strong progression in EBITA margin. Levels of services activity remained generally high, particularly in the power generation, gas and electricity transmission and nuclear sectors.

Revenue for the period was £1,021.8 million (2007: £1,009.1 million), with the ramping up of major fixed price contracts having been completed during 2008.

EBITA for the period increased by 50 per cent to £58.3 million (2007: £38.9 million). EBITA margin* increased strongly to 5.8 per cent (2007: 4.3 per cent), reflecting cost and efficiency gains arising from the STEP Change programme as well as improved performance in the Americas.

At 31 December 2008, Power and Process had net assets of £6.3 million (31 December 2007: net liabilities of £57.0 million). The increase reflected growth in the business, including an investment in the Sellafield joint venture, an unwinding of advance cash and some cash tied up in older long-term contracts.

Power and Process remains focused on reducing the risk profile of the business, with continued selectivity in new work taken on. Consistent with the division's change of focus, the gross margin on the order book increased during 2008, with the backlog showing a related decline for much of the year, though with some improvement in the fourth quarter. The backlog at 31 December 2008 was £1.28 billion (31 December 2007: £1.36 billion). The major contract at Sellafield (see page 39), being equity accounted, is not included in the Power and Process order book.

The order book can be analysed as follows:

- Capex 37%; Opex 63% (2007: Capex 55%; Opex 45%)
- UK/Europe 54%; Americas 46% (2007: UK/Europe 66%; Americas 34%)

Major contracts over the last 15 months are set out on page 37.

Further details on these, and other contract awards, may be found at amec.com/media.

* Excluding restructuring costs of £0.6 million (2007: one-off costs of STEP Change £4.6 million).

"AMEC's track record of delivery in resource investigations ideally suited them to this important assignment.

The dig was performed safely, efficiently, and on time. Communication with the crew was excellent, and overall AMEC did a very professional job."

Billy Cornell Delaware County Commissioner, Oklahoma, US



AMEC assists government agencies and commercial customers achieve compliance with historic preservation laws through resource investigations. These projects are required by US and Canadian Federal law to protect cultural resources when they are endangered by road construction or other development.

When a highway needed realignment as a result of an unsafe bridge, Delaware County of Oklahoma, and Rose and McCrary P.C., contracted AMEC archaeological crews to excavate the Spavinaw Creek site, where remains were uncovered of a 4,000 year old Native American occupation.

For details go to amec.com/spavinawcreek



Left to right: Tim McCrary, Rose and McCrary P. C.; Billy Cornell, Delaware County Commissioner; Dr. Hank McKelway, Midwest Cultural/Natural Resource Unit Manager, AMEC; Grant Day, Lead Archaeologist, Jefferson City Office, Missouri

Earth and Environmental

The acquisition of Geomatrix not only strengthened our presence in the US, but added significant depth to our consulting talent in the environmental remediation, seismic and groundwater services growth markets.

Roger Jinks President
Earth and Environmental



Earth and Environmental
% group EBITA* 2008


15% Earth and Environmental

*Excluding the Investments and other activities division

Principal activities
% divisional revenues 2008


26% Federal/State/Provincial
22% Industrial/Commercial
16% Transport/Infrastructure
14% Mining
12% Energy
10% Municipal/Water

Principal activities by service
% divisional revenues 2008


42% Environmental
15% Geotechnical
9% Materials
6% Water
20% Government program management
8% Infrastructure

Geographical analysis
% divisional revenues 2008


4% UK/Europe
96% Americas

£ million	2008	2007	Change (%)	Underlying[1] (%)
Revenue	**400.2**	288.4	+39	+19
EBITA	**33.5**	21.2	+58	+38
EBITA margin (%)	**8.4**	7.4	+100 bps	
Net assets	**49.6**	33.2	+49	
Average number of employees[2]	**3,933**	3,576	+10	

1 Growth adjusted for currency movements and material acquisitions made during the year as a percentage of 2007 as reported.

2 Full time equivalents, including agency staff.

Description of business

Principal activities: Specialist environmental, geotechnical, programme management, engineering and consultancy services to a broad range of customers in the public and private sectors. This business operates from a regional network and is typically characterised by a large number of small value contracts.

Locations: Over 140 offices, mainly across North America (120) but also Europe (16), the Middle East (3) and South America (2).

Customers include: Albian Sands Energy, Arizona Department of Transportation, Aventis Crop Science, Bank of America, Canadian Department of National Defence, CSXT, De Beers, ExxonMobil, FEMA, GE, National Grid, Suncor, Syncrude, Terrane Metals Corp., US Air Force, US Army, US National Guard.

Significant contracts include: Lake Havasu City, US: expansion of city wastewater system; Imperial Oil: environmental and geotechnical engineering work on the Kearl Oil Sands project, Canada; National Grid, Grain LNG Terminal, UK: geotechnical investigations and environmental impacts assessment; US Air Force Center for Engineering and the Environment: multiple projects at bases globally; State of Alabama, US: digital flood insurance rate mapping.

Customer service from a network of over

140 offices

Earth and Environmental continued

Business overview

The Earth and Environmental division is a leading international environmental and engineering consulting organisation with full service capabilities covering a wide range of disciplines, including environmental engineering and science, geotechnical engineering, water resources, materials testing and engineering, engineering and surveying, and programme management.

Unlike AMEC's other divisions, Earth and Environmental provides services from a branch network of over 140 offices, mainly in North America, but with an increasing presence in the growth markets of Europe and South America. With the vast majority of its activities falling outside the scope of engineering and project management services provided by the Natural Resources and Power and Process divisions, Earth and Environmental enables AMEC to provide a broader range of services across the asset life cycle than many competitor companies. This 'halo' effect can lead to AMEC becoming involved in major projects at the time of the environmental impact assessment, before they even get off the ground.

Services are provided for a broad spread of public and private sector customers across the life cycle of their operations. Work is also performed for customers common to the Natural Resources and Power and Process divisions.

The environmental services industry is large and fragmented, providing opportunities for growth through bolt-on acquisitions. In recent years, Earth and Environmental has added to its geographic footprint and capabilities through acquisitions, mainly in North America and Europe, and intends to make further investments in the future.

The Earth and Environmental business portfolio is well balanced both by end market, and in terms of the nature of services provided, with the vast majority of the division's employees being transferable between market sectors. The business is characterised by a very high number of small value contracts – in 2008 the division performed over 13,500 contracts with an average size of US$40,000.

During 2008, Earth and Environmental improved its competitive position through internal performance improvement and acquisitions in selected end markets and regions. The Operational Excellence programme is expected to be a major contributor to further enhancements in performance of the division over the next two years.

Services

Earth and Environmental operates a 'seller-doer' business model employing specialist consultants in fields including engineering, biology, toxicology, sociology, chemistry, meteorology and planning.

The following are examples of services provided by Earth and Environmental, principally in North America:

- Archaeology
- Architecture
- Climate change consulting
- Ecological studies
- Engineering design
- Environmental site characterisation
- Environmental impact studies and permitting
- Geotechnical design and analysis
- Infrastructure design
- Materials engineering, construction monitoring and testing
- Oceanography and meteorology
- Programme management
- Remediation planning and execution
- Socio-economic studies
- Tailings/waste dump design and construction monitoring
- Waste management
- Water and air quality
- Water management, development and protection.

Earth and Environmental has many small contracts with some fixed price commitments in respect of certain federal activities and other consulting projects.

During 2008, Earth and Environmental continued to improve its geographical footprint and services capability through strategic acquisitions, further details of which are given opposite.

Markets

Earth and Environmental operates in a large and highly fragmented market. In 2008, the North American environmental consulting and engineering market segment was valued in excess of US$50 billion (source: AMEC). Whilst AMEC's overall market share is small, due to the nature of the market, the business has strong positions in certain end market sectors, notably natural resources, water and defence. AMEC also maintains strong local market share in a number of the communities in which it operates, and also with select nationally operating commercial customers.

Up 58%

2008 EBITA £33.5 million

Earth and Environmental works for resource, government and commercial customers in North America, providing services from environmental impact assessments at the earliest stages of the project life cycle right through to advising on clean up following decommissioning. Other major market segments include waste, auditing and permitting, remediation, and industrial services.

In addition, a broad range of services are provided to the US Federal Government, which is the largest procurer of environmental services in the world. Here, customers include the US Air Force and US Army, where services are as diverse as remediation programmes, to fixed price design and delivery of airfield facilities at bases in the US and around the world.

The European market for environmental services is smaller than in North America, and is also fragmented. The market is faster growing than the more mature market in North America, being driven by increasing regulatory pressures.

Earth and Environmental provides consulting services in other regions of the world outside North America and Europe, primarily meeting the global needs of existing internationally operating customers.

Market drivers for this division include growth in environmental legislation; increasing corporate social responsibility; increasing use of brownfield sites and increasing exploration of environmentally sensitive regions by natural resources companies.

Strategy

During 2008, Earth and Environmental strengthened its competitive position through selective acquisitions. Each of the acquisitions added further points to the branch network of offices, and in addition, improved the division's capabilities as follows:

- Steward and Associates (Washington, US): Specialist fisheries and watershed management
- Marine & Environmental Testing, Inc. (Oregon, US): Occupational health and safety consultancy
- Smith Williams Consultants, Inc. (Colorado, US): Specialist environmental, geotechnical and water resources services
- Geomatrix Consultants, Inc. (California, US): Improved geographic spread (Western US); Specialist environmental, geotechnical and water resources services
- OEST Associates, Inc. (Maine, US): Improved geographic spread (New England); Specialist engineering and architecture services with US Federal focus.

AMEC continues to see acquisition opportunities in the environmental services markets in North America and Europe, and aims to make further selective acquisitions in order to further improve its competitive position by way of increased capability and/or geographic footprint.

Financial performance

Revenue for the period increased by 39 per cent, with EBITA up by 58 per cent to £33.5 million (2007: £21.2 million). Performance was particularly strong in the resource sector in Western Canada but Federal growth was tempered by reducing levels of activity in Iraq. Results also benefited from the acquisition of Geomatrix in June 2008, and four smaller acquisitions made during the year.

EBITA margin for the year moved ahead strongly to 8.4 per cent (2007: 7.4 per cent), reflecting internal performance improvement initiatives, changes in business mix and acquisitions.

The increase in net assets during the year is largely due to acquisitions and foreign exchange, with the majority of the assets being denominated in US and Canadian dollars.

"Construction of the Kincardine wind power project is nearing completion and we are delighted that the project has been carried out safely, with no lost time injuries.

AMEC's experience in wind farm delivery and project management capability have been key factors in the success of the project."

Bob Simpson General Manager, Enbridge Ontario Wind Power L.P.



AMEC is a market leader in the delivery of wind farms in Ontario, Canada, where it has delivered over 470MW of capacity to date.

An AMEC joint venture was contracted by Enbridge to engineer and construct the wind power project at Kincardine, Ontario. With 110 turbines and a total generating capacity of 181.5MW, the project is Ontario's second largest wind farm.

The scope of AMEC's activities on the project included overall project management; infrastructure works; design, procurement and delivery of the balance of plant; and commissioning and approvals to connect to the provincial transmission grid.

For details go to amec.com/enbridge



Left to right: Scott Eidt, Project Manager, AMEC; Bob Simpson, General Manager, Enbridge Ontario Wind Power L.P.

Investments and other activities

£ million	2008	2007	Change (%)
Revenue	**20.0**	64.4	-69
EBITA	**1.2**	(11.0)	nm

nm Not meaningful

Description of business

This division principally comprises an ongoing PPP project in Korea. The majority of the UK Wind Developments and the plant hire businesses were sold during the year.

Wind Developments

On 6 October 2008, AMEC announced the sale of the UK Wind Developments business, other than its interest in the Lewis development, to the Swedish company Vattenfall for a cash consideration of £126.6 million. At the same time, AMEC and Vattenfall entered into a framework agreement to complement each other's skills and resources in the UK market for wind energy relating to the acquired portfolio. AMEC will also provide specialist consultancy, engineering and project management services to Vattenfall's onshore and offshore wind powered electricity generation projects in the UK.

Financial performance

Revenues in this division declined by 69 per cent to £20.0 million (2007: £64.4 million) reflecting the non-core business disposals and the completion of the last remaining construction management project in the US in the latter part of 2007.

EBITA of £1.2 million reflects the costs of £1.2 million (2007: £6.7 million) incurred in developing the group's Wind Developments portfolio in the period to its divestment, offset by profit from the plant hire business.

Financial review

Changes arising from corporate activity

Acquisitions

AMEC continues to make selective acquisitions consistent with its strategy of improving capabilities and geographic footprint. During 2008 AMEC announced eight acquisitions and completed one acquisition announced in 2007, with an aggregate cash consideration of £127 million. £87 million was paid during 2008 (net of cash acquired) with the balance payable in future years.

On 26 January 2009, AMEC announced the acquisition of Performance Improvements (PI) Group Limited.

Natural Resources

- In January 2008, the acquisition of a 60 per cent stake in the Kazakh oilfield services company Batys Kazakhstan Kuat Services Limited was completed for a cash consideration of £5 million.
- In April 2008, Rider Hunt International Limited (UK) was acquired for a cash consideration of £25 million. Rider Hunt is an international provider of consultancy services in programme and project management.
- In May 2008, Bower Damberger Rolseth Engineering Limited (Canada), a provider of specialist technical engineering services to the in-situ Canadian oil sands market, was acquired for a cash consideration of Cdn$45 million (£37 million).
- In January 2009, the acquisition was announced of the UK-based asset optimisation consultancy services company Performance Improvements (PI) Group Limited for an aggregate cash consideration of £18 million, of which £14 million is payable immediately with the balance being subject to performance.

Power and Process

- In July 2008, AllDeco, s.r.o. (Slovakia) the specialist nuclear services company, was acquired for a total cash consideration of €14 million (£11 million).

Earth and Environmental

- In June 2008, Geomatrix Consultants, Inc. (US) was acquired for a cash consideration of US$85 million (£41 million). Geomatrix offers specialist environmental, geotechnical and water resources services to customers in sectors such as oil and gas, industrial, mining and municipal.
- In November 2008, the acquisition of engineering and architecture services business OEST Associates Inc. (US) was announced for a cash consideration of US$9.5 million (£6 million).

Earth and Environmental made three other acquisitions in the US with a total consideration of £2 million:

- Marine and Environmental Testing Inc. – occupational health and safety consultancy
- Steward and Associates – fisheries and watershed management consultancy
- Smith Williams Consultants Inc. – specialist environmental, geotechnical and water resources services.

Divestments

On 6 October 2008, AMEC completed the sale of the UK Wind Developments business to Vattenfall for £126.6 million at a significant gain to book value. The sale excluded AMEC's share of the Isle of Lewis development.

Other business disposals in the year included the sale of the UK Logistics and Support Services business to Speedy Hire plc for £12.5 million, and two UK PPP projects.

Basis of preparation of the accounts

The 2008 annual report and accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the EU (adopted IFRS) as at 31 December 2008.

The directors have identified the policies for accounting for long-term contracts, retirement benefits and provisions for litigation matters and liabilities related to the sale of businesses, as the most critical because they involve high levels of judgement and estimation.

Financial review continued

Long-term contracts

A significant amount of the group's activities is undertaken via long-term contracts. These contracts are accounted for in accordance with IAS 11 'Construction contracts' and IAS 18 'Revenue' which require estimates to be made for contract costs and revenues.

Management base their judgements of contract costs and revenues on the latest available information, which includes detailed contract valuations. In many cases the results reflect the expected outcome of long-term contractual obligations which span more than one reporting period.

Contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events and often need to be revised as events unfold and uncertainties are resolved. The estimates are updated regularly and significant changes are highlighted through established internal review procedures. In particular, the internal reviews focus on the age and recoverability of any unagreed income from variations to the contract scope or claims. The impact of the changes in these accounting estimates is then reflected in the ongoing results.

Retirement benefits

Defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries but significant judgements are required in relation to the assumptions for future salary and pension increases, discount rate, inflation, investment returns and member life expectancy that underpin their valuations. For AMEC, these assumptions are important given the relative size of the scheme that remains open.

Provisions for litigation matters and liabilities related to the sale of businesses

When accounting for provisions for litigation and other items, the group has taken internal and external advice in considering known legal claims and actions made by or against the group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those which, in the view of management, are unlikely to succeed.

Key performance indicators

The board and executive management monitor a range of financial and non-financial performance indicators, reported periodically, to measure the group's performance over time. Of these, the key performance indicators (KPIs) are shown in the table below.

- Safety KPIs show how successful AMEC has been in protecting its employees and subcontractors from harm
- Operational KPIs indicate the volume of work for which orders have been received and the profitability of activity undertaken
- Balance sheet indicators focus on the financial efficiency and balance sheet strength of the business.

	2009 target	**2008**	2007
Safety (continuing operations)			
Number of fatalities at work	0	**0**	1
Lost time incident frequency rate (per 200,000 exposure hours)	0.06	**0.07**	0.18
Total recordable case frequency rate (per 200,000 exposure hours)	0.59	**0.65**	1.11
Operational			
Adjusted group margin*	2010: 8.5%	**7.1%**	5.1%
Order intake as a percentage of revenue			
Natural Resources	>100%	**142%**	118%
Power and Process	>100%	**92%**	96%
Balance sheet			
Profit to cash conversion**	100%	**56%**	161%
Days sales in stock/wip and receivables	c. 70	**81**	71

*2008 excludes £2.1 million associated with Earth and Environmental acquisitions (see page 25 for more details) (2007: before £12.4 million one-off costs of STEP Change).

**Operating cash flow, excluding pension payments in excess of amounts recognised in the income statement, as a percentage of adjusted EBITA (page 57), before joint venture profit before tax and after £2.1 million of deferred consideration on Earth and Environmental acquisitions (2007: £nil).

Results

Revenue for the year increased by 11 per cent to £2,606.4 million (2007: £2,356.2 million), reflecting strong growth in both the Natural Resources and Earth and Environmental divisions, together with currency gains.

Adjusted profit before tax of £210.3 million in 2008 was well ahead of 2007 (£126.5 million). There was amortisation of £9.2 million (2007: £2.5 million), joint venture tax of £1.4 million (2007: £0.6 million) and £2.1 million relating to elements of deferred consideration on acquisitions in the Earth and Environmental division (2007: £nil) which, combined with the pre-tax exceptional income of £109.0 million (2007: £28.2 million) resulted in a profit before tax from continuing operations of £306.6 million (2007: £151.6 million). The tax charge for the year was £96.9 million (2007: £30.1 million) and there was a post-tax loss of £10.7 million from discontinued operations (2007: £222.9 million – including profits on disposal) giving a total profit for the year of £199.0 million (2007: £344.4 million).

Adjusted profit before tax of £210.3 million reflects the achievement of an EBITA margin which, at 7.1 per cent, exceeded original and revised targets. Performance was exceptionally strong across all of the group's core divisions, reflecting benefits of the STEP Change programme, end market strength and ongoing management discipline. Results also benefited from favourable currency movements and an increase in net financing income. This reflected strong growth in average cash balances during the period, with a full year impact of proceeds from business disposals made during 2007, and from the divestment of the majority of the UK Wind Developments business in October 2008.

The board is recommending a final dividend of 10.1 pence per share (2007: 8.8 pence) which, together with the interim dividend of 5.3 pence per share (2007: 4.6 pence), results in a total dividend of 15.4 pence per share (2007: 13.4 pence), an increase of 15 per cent. Against diluted earnings per share of 43.4 pence, this is covered 2.8 times (2007: 2.1 times), which is satisfactory to the board. The board intends to maintain a progressive dividend policy going forward.

Geographical analysis

Some 61 per cent of 2008 revenues were generated outside the UK, with the group's largest overseas market being Canada, driven by Minerals and Metals Mining and Oil Sands.

The board's expectations for 2009 reflect current market views on Sterling rates of exchange, with the group's principal currency exposures being to the Canadian and US dollars.

Administrative expenses

Administrative expenses increased by £0.6 million to £132.5 million (2007: £131.9 million) and represented 5.1 per cent of revenue (2007: 5.6 per cent).

Administrative expenses have been restated during the year to reflect a change in presentation whereby all operational overheads are now included within cost of sales. Prior year comparatives have been amended for consistency and there is no impact on reported profit before tax.

Corporate costs, which represent the costs of operating the head office of AMEC and certain regional overheads, were £37.4 million (2007: £36.5 million). Costs for 2008 included the costs of the Operational Excellence programme offset by savings generated from the STEP Change initiative.

Net financing income

Over the last two years, AMEC has divested a number of non-core businesses. The benefits of these disposals, coupled with on-going improvement in cash management, has resulted in a weekly average level of net cash of £626 million (2007: £435 million). Consequently, the net financing income for the year increased by 38 per cent to £25.4 million (2007: £18.4 million).

In 2008, the average interest rate received was approximately four per cent. In 2009, an average return between one and two per cent is anticipated.

Financial review continued

Taxation

Continuing operations

The group's effective tax rate in 2008 for the continuing businesses before exceptional items (including tax attributable to joint venture interests) and excluding intangible amortisation, was 30.8 per cent (2007: 25.4 per cent). The increase in the overall tax rate is due principally to the recognition in 2007 of North American tax losses for the first time.

The tax rate in 2009 is expected to be c. 30 per cent.

A tax charge of £37.2 million (2007: credit £0.8 million) relates to total exceptional income of £109.0 million. £35.9 million of this charge is attributable to the disposal of the group's UK Wind Developments business.

Deferred tax

At 31 December 2008, the group had deferred tax assets of £51.6 million (2007: £58.9 million) primarily arising from employee share schemes, overseas tax losses and short-term timing differences. At year end the continuing businesses had c. £54.6 million of carried forward tax losses.

The group also had a deferred tax liability of £58.0 million (2007: £86.7 million) which has been netted against the pension scheme surplus to which it relates.

Committed facilities

The group has two committed facilities, totalling £315 million, both of which mature in 2009 (see funding and liquidity risk section on page 62 for further information).

Financial position and net cash

The group remains in an exceptionally strong financial position, with net cash as at 31 December 2008 of £765 million (2007: £733 million, excluding amounts held for sale).

Cash generated from operations of £69.0 million (2007: £140.2 million) reflected ongoing good cash management, offset in Power and Process by the unwinding of advance cash and by cash tied up in older, long-term contracts.

During 2009, the directors expect weekly average net cash to be around £670 million (2008: £626 million), before any impact of acquisitions. The increase in the expected weekly average level of net cash is a result of strength of trading and ongoing good cash management, and the full year impact of the proceeds from the disposal of the majority of the UK Wind Developments business.

Intangible amortisation

Intangible amortisation relates to capitalised software and intangible assets acquired as part of the group's acquisitions. The 2008 charge of £9.2 million is £6.7 million higher than in 2007 with the increase reflecting the acquisitions in the year, details of which are given in note 25 to the accounts.

In line with IAS 36 'Impairment of assets' annual impairment reviews have been performed on the goodwill carried on the balance sheet. The results of these reviews confirmed that no impairment charge is necessary.

Exceptional items

Divestments

During 2008, the UK Wind Developments business, excluding AMEC's share of the Isle of Lewis development, was sold to Vattenfall for £126.6 million. AMEC continues to deliver wind farms for its customers, particularly in Canada.

There were also a number of other small businesses divested during the year, resulting in an aggregate post-tax exceptional gain of £73.0 million. Further details are included in note 25 to the accounts.

Legacy issues

In its 2006 accounts, AMEC noted six major contingent liabilities. During 2007, AMEC made good progress in settling the major issues on a number of these contracts. An update on the remaining three contracts listed as contingent liabilities in the 2007 accounts is as follows:

- Settlement was reached in early 2009 on the major issues on the Courthouses (US) dispute, within the provisions previously made.
- Settlement was reached on the San Francisco Jail dispute during 2007. This was documented and agreed during 2008.
- As previously indicated, the World Trade Center (US), where US$1 billion of insurance for all market claims has been funded by Federal money, remains a contingent liability.

No new significant contingent liabilities were added in 2008.

Provisions currently held for future costs of litigation total £65.3 million (2007: £71.5 million).

Details of material legal actions are set out in note 28 to the accounts on page 128. The balance sheet includes no debtors or work in progress related to these contracts.

Balance sheet highlights

Key movements in the balance sheet are discussed below:

Property, plant and equipment

The fall in net book value of fixed assets as at 31 December 2008 to £50.6 million (2007: £57.6 million) reflects disposals during the year including the sale of the plant hire business.

Additions of £20.7 million were slightly ahead of the depreciation charge for the year of £19.2 million.

Intangible assets

The net book value of intangible assets as at 31 December 2008 is £388.1 million (2007 £223.8 million), including goodwill £345.5 million, software £2.6 million and other intangibles £40.0 million.

The increase in goodwill relates to the impact of foreign exchange and acquisitions during the year. Other intangibles and software have increased from £8.4 million as at 31 December 2007 to £42.6 million reflecting the acquisitions during the year and amortisation of £9.2 million.

Working capital

Days sales in inventory/wip and receivables are as follows:

	2008 Days	2007 Days
Group	**81**	71

The increase in days sales in inventory/wip and receivables reflects acquisitions in the year and cash tied up in older, long-term contracts in the Power and Process segment.

Financial review continued

Derivative financial instruments

As at 31 December 2008, there were derivative financial instruments with a net liability of £45.5 million on the balance sheet. This net liability represents the fair value of foreign exchange contracts used to hedge the cash flows of foreign currency contracts and cross currency instruments used to hedge the net investment in overseas subsidiaries.

Distributable reserves

As at 31 December 2008, distributable reserves of AMEC plc stood at £743.8 million (2007: £575.0 million), an increase of £168.8 million. The increase in reserves mainly reflects the profit on disposal of non-core businesses and the results of a group restructuring:

	£ million
As at 1 January 2008	575
Profit on disposal of non-core businesses	130
Distributable reserves arising on group restructuring	118
Dividends approved during 2008	(45)
Acquisition of treasury shares (net)	(22)
Other movements	(12)
As at 31 December 2008	744

A dividend of £19.3 million received from a subsidiary company is not considered to be distributable.

Pensions

The IAS19 pre-tax surplus of the principal UK pension schemes at the end of 2008 of £165.7 million was lower than in 2007 (£248.0 million) reflecting, principally, investment returns achieved over the year being less than assumed and the further increase in life expectancy assumptions adopted, offset by the impact of an increase in the discount rate applied to the liabilities.

Following a review of the basis of recoverability in 2007, the surplus has been presented net of deferred tax on the balance sheet.

The regular triennial valuation of the UK schemes took place during 2008, the results of which are currently being finalised with the Trustees.

For the main UK pension plans, revised mortality assumptions, which incorporate an allowance for additional longevity improvements in future, have been adopted for IAS 19 purposes. The revised assumptions were chosen with regard to the latest available tables, adjusted where appropriate to reflect the experience of the schemes' membership. The tables adopted are part of the PA00 series of tables, taking into account each member's year of birth adjusted by an age rating of +1 year, and allowing for 'medium cohort' with an underpin of one per cent per annum improvements in longevity. For a male/female aged 65 in 2008, these tables show a life expectancy of 21.2/23.5 years. For a male/female aged 45 in 2008, the tables show a life expectancy from age 65 of 23.1/25.4 years.

The impact of updating the mortality assumptions has been to reduce the current surplus (pre-tax) by c.£63 million, or approximately six per cent of the liabilities.

In association with the Trustees of the Schemes, AMEC will continue to monitor scheme mortality experience and will revise assumptions as appropriate.

Contributions of £26.3 million were paid to the company's defined benefit schemes during the year (2007: £36.4 million). This included special contributions agreed with the Trustees of £8.4 million (2007: £8.4 million). The principal financial assumptions are set out in note 14 of the accounts, on page 110.

Provisions

Provisions held at 31 December 2008 were £204.3 million (31 December 2007: £199.4 million). During 2008, the amounts utilised have largely been offset by exchange movements on retranslating the opening balance. Provisions are analysed as follows:

As at 31 December 2008	£ million
Litigation provisions	65.3
Indemnities granted to buyers/retained obligations on disposed businesses	87.9
Insurance and other	51.1
Total	204.3

Reconciliations of adjusted profit for continuing operations, net assets and employee numbers

The business and financial review is based on the reported results for continuing businesses before joint venture tax, intangible amortisation and pre-tax exceptional items, but including joint venture profit before tax. The results, net assets and employee numbers as presented in the review are reconciled in the tables below to those presented in notes two and six to the consolidated accounts.

Reconciliation of adjusted profit before tax for continuing operations – class of business

Year ended 31 December 2008

	Adjusted profit before tax £ million	Exceptional items £ million	Intangible amortisation £ million	Exclude results of joint ventures and associates £ million	Tax on results of joint ventures and associates £ million	Other* £ million	Profit before tax £ million
Natural Resources	**129.3**	**6.9**	**(5.5)**	**(1.9)**	**–**	**–**	**128.8**
Power and Process	**58.3**	**–**	**(1.3)**	**(1.7)**	**–**	**–**	**55.3**
Earth and Environmental	**33.5**	**–**	**(2.4)**	**–**	**–**	**(2.1)**	**29.0**
Investments and other activities	**1.2**	**102.1**	**–**	**2.2**	**–**	**–**	**105.5**
	222.3	**109.0**	**(9.2)**	**(1.4)**	**–**	**(2.1)**	**318.6**
Corporate costs	**(37.4)**	**–**	**–**	**–**	**–**	**–**	**(37.4)**
Profit/(loss) before net financing income	**184.9**	**109.0**	**(9.2)**	**(1.4)**	**–**	**(2.1)**	**281.2**
Net financing income	**25.4**	**–**	**–**	**–**	**–**	**–**	**25.4**
Share of post-tax results of joint ventures	**–**	**–**	**–**	**1.4**	**(1.4)**	**–**	**–**
	210.3	**109.0**	**(9.2)**	**–**	**(1.4)**	**(2.1)**	**306.6**

Year ended 31 December 2007

	Adjusted profit before tax £ million	Exceptional items £ million	Intangible amortisation £ million	Exclude results of joint ventures and associates £ million	Tax on results of joint ventures and associates £ million	Other* £ million	Profit before tax £ million
Natural Resources	95.5	–	(0.6)	(1.2)	–	–	93.7
Power and Process	38.9	11.5	(1.5)	(0.5)	–	–	48.4
Earth and Environmental	21.2	–	(0.3)	–	–	–	20.9
Investments and other activities	(11.0)	16.7	(0.1)	(0.1)	–	–	5.5
	144.6	28.2	(2.5)	(1.8)	–	–	168.5
Corporate costs	(36.5)	–	–	–	–	–	(36.5)
Profit/(loss) before net financing income	108.1	28.2	(2.5)	(1.8)	–	–	132.0
Net financing income	18.4	–	–	–	–	–	18.4
Share of post-tax results of joint ventures and associates	–	–	–	1.8	(0.6)	–	1.2
	126.5	28.2	(2.5)	–	(0.6)	–	151.6

*Represents elements of deferred consideration on acquisitions in the Earth and Environmental division which, in line with IFRS 3, are included within profit before net financing income in the consolidated income statement.

Financial review continued

Reconciliation of adjusted net assets – class of business

	Adjusted net assets/ (liabilities) £ million	Interests in joint ventures and associates £ million	Intangible assets £ million	Net assets/ (liabilities) £ million
				31 December 2008
Natural Resources	**46.4**	**(0.6)**	**10.3**	**56.1**
Power and Process	**6.3**	**(3.9)**	**3.1**	**5.5**
Earth and Environmental	**49.6**	**(0.3)**	**13.1**	**62.4**
Investments and other activities	**(241.7)**	**(24.6)**	**16.1**	**(250.2)**
	(139.4)	**(29.4)**	**42.6**	**(126.2)**
Goodwill	**345.5**	**–**	**–**	**345.5**
Intangible assets	**42.6**	**–**	**(42.6)**	**–**
Interests in joint ventures	**–**	**29.4**	**–**	**29.4**
Net cash	**764.5**	**–**	**–**	**764.5**
Unallocated net liabilities	**(24.6)**	**–**	**–**	**(24.6)**
	988.6	**–**	**–**	**988.6**

				31 December 2007
Natural Resources	28.8	0.2	0.8	29.8
Power and Process	(57.0)	(0.6)	6.1	(51.5)
Earth and Environmental	33.2	(0.2)	1.5	34.5
Investments and other activities	(185.2)	(22.1)	–	(207.3)
	(180.2)	(22.7)	8.4	(194.5)
Goodwill	215.4	–	–	215.4
Intangible assets	8.4	–	(8.4)	–
Interests in joint ventures	–	22.7	–	22.7
Net cash	733.2	–	–	733.2
Unallocated net assets	103.0	–	–	103.0
Assets and liabilities classified as held for sale	13.6	–	–	13.6
	893.4	–	–	893.4

Reconciliation of employee numbers

	Average FTEs* for year ended 31 December 2008			Average FTEs* for year ended 31 December 2007		
	Total employees Number	**Agency staff Number**	**Direct employees Number**	Total employees Number	Agency staff Number	Direct employees Number
Natural Resources	**10,713**	**(2,003)**	**8,710**	9,715	(2,024)	7,691
Power and Process	**7,385**	**(1,274)**	**6,111**	6,753	(1,014)	5,739
Earth and Environmental	**3,933**	**–**	**3,933**	3,576	(29)	3,547
Investments and other activities	**281**	**(9)**	**272**	398	(7)	391
Total continuing businesses	**22,312**	**(3,286)**	**19,026**	20,442	(3,074)	17,368

*Full time equivalents.

Financial review continued

Business threats and opportunities

AMEC plc is a focused supplier of high-value consultancy, engineering and project management services to customers in the energy, power and process industry sectors.

The maintenance of high standards of safety and service remain important in securing repeat business from customers.

AMEC operates in more than 30 countries globally, serving a broad range of markets and customers. As such, the company is subject to certain general and industry-specific risks. Where practicable, the company seeks to mitigate exposure to all forms of risk through effective risk management and risk transfer practices.

Specific risks faced by AMEC are as set out below.

Geopolitical and economic conditions

AMEC operates predominately in the UK and North America and is therefore particularly affected by political and economic conditions in those markets. The company is not, however, dependent on any one area of economic activity.

Changes in general economic conditions may influence customers' decisions on capital investment and/or asset maintenance, which could lead to volatility in the development of AMEC's order intake. The risk associated with economic conditions resulting in a downturn and affecting the demand for AMEC's services has been addressed, as far as practicable, by seeking to maintain a balanced business portfolio.

In light of the global economic downturn experienced in the latter half of 2008, steps are being taken in order to assess and monitor any potential impact on AMEC's project opportunities and address potential increased supply chain risk.

The impact of the drop in oil prices seen in the latter half of 2008 is a significant factor, and represents a business threat. A sustained and significant reduction in oil and gas or commodity prices could have an adverse impact on the level of customer spending in AMEC's markets. As stated above, the potential impact on project opportunities is being monitored.

Environmental and social risk

AMEC has continued to review and update these important risk issues as appropriate. AMEC's operations are subject to numerous local, national and international environmental regulations and human rights conventions. AMEC has taken steps to ensure that climate change related risks are appropriately highlighted in the corporate risk management process.

Breaches of, or changes in environmental or social standards, laws or regulations could expose AMEC to claims for financial compensation and adverse regulatory consequences, as well as damaging corporate reputation.

AMEC takes a pragmatic, integrated approach to managing environmental and social risks utilising existing business management systems to identify and mitigate such risks. For example employment processes protect the human rights of the workforce, and the Safety, Health and Environment (SHE) Management system defines a standard for environmental management.

AMEC tracks over 40 environmental and social KPIs, including environmental regulatory performance and community investment. Further details are available in the annual sustainability report (available online at amec.com/aboutus/sustainabledevelopment).

Health and Safety

AMEC is involved in activities which have the potential to cause injury to personnel or damage to property. In order to control risk and prevent harm AMEC is focused on achieving the highest standards of health and safety management. This is achieved through the setting of an effective health and safety policy and ensuring effective leadership and organisational arrangements are in place to deliver this policy. AMEC is committed to continuous improvement and performance is regularly reviewed against agreed targets with the objective of facilitating continuous improvement and there are robust programmes in place to facilitate lateral learning.

Security of employees
The personal security and the safety of employees and contractors can be compromised due to their either being based, or travelling extensively on business, in potentially hazardous locations. AMEC regards the safety and security of its personnel as being of paramount importance, and this risk is mitigated by keeping security in relevant locations under continual review and the hiring of a local specialist security company where appropriate. Contingency arrangements are also in place to respond to any adverse security incidents affecting AMEC's operations across the globe.

Business continuity
Given the broad spread and scope of its operations, AMEC's risk from natural catastrophe and terrorist action is varied, and considerable disruption could be caused to AMEC's operations as a result of the associated business interruption. It is intended that these risks are mitigated through business continuity planning, which is being implemented progressively throughout the group and is being verified through testing and an ongoing audit process. In addition, the risk of increased cost of working in relation to UK and North America properties as a result of business disruption is transferred via insurance.

Credit
AMEC is exposed to credit risk particularly in relation to customers. The credit risk associated with customers is considered as part of the tender review process and is addressed initially via contract payment terms, and, where appropriate, payment security. Credit control practices are applied thereafter during the project execution phase.

Customer concentration
The company serves a broad range of markets and customers and undertakes a wide variety of different projects. Examples are shown on pages 29, 37 and 45. Further details can be found on the AMEC website, amec.com. It is not reliant on any particular contract.

AMEC's largest customer is Shell, which in 2008 accounted for around eight per cent of continuing revenues. Were dependence on key customers to increase significantly, this could have direct consequences on AMEC's financial development.

Bidding risk
AMEC addresses the risk associated with bidding by a tender review process which addresses the threats and opportunities associated with each tender submitted. Following the amendment of Delegated Authorities relating to tender submission in 2007, which placed greater emphasis on the level of risk associated with tenders, in 2008 the focus was on the tender review process as part of the Operational Excellence programme. This has resulted in the implementation of a web-based workflow process which will result in improved visibility of the threats and opportunities associated with tender submission.

Project execution risk
One of AMEC's significant risks is the risk of losses arising during the execution phase of projects. Various measures are in place in order to address the project execution risk, including the risk management process, project reviews, internal audit of projects, and the implementation of peer reviews.

Litigation
AMEC is subject to litigation from time to time in the ordinary course of business and makes provision for the expected costs based on appropriate professional advice.

The outcome of legal action is at times uncertain and there is a risk that it may prove more costly and time consuming than expected. There is a risk that additional litigation could be instigated in the future which could have a material impact on the company, although full risk management controls remain in place to deal with such matters.

Financial review continued

Pensions

AMEC operates a number of defined benefit pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases, discount rate, inflation, investment returns and member longevity. There is a risk of underestimating this liability and the pension schemes falling into deficit. This risk is mitigated by:

- Maintaining a relatively strong funding position over time
- Taking advice from independent qualified actuaries and other professional advisers
- Agreeing appropriate investment policies with the Trustees
- Close monitoring of changes in the funding position, with reparatory action agreed with the Trustees in the event that a sustained deficit emerges.

Counterparty risk management

The group holds significant net cash balances following the disposal of a number of businesses during 2006, 2007 and 2008.

Cash deposits and financial transactions give rise to credit risk in the event that counterparties fail to perform under the contract. AMEC manages these risks by ensuring that surplus funds are placed with counterparties up to a pre-approved limit. These limits are set at prudent levels by the board and are based primarily on credit ratings set by Moody's, Standard & Poors and Fitch. Credit ratings are monitored continuously by the group treasury department.

The group treasury department monitors counterparty exposure on a global basis to avoid an over-concentration of exposure to any one counterparty.

Funding and liquidity risk

The group will finance operations and growth from its significant existing cash resources. The group also has committed unsecured borrowing facilities, provided by a number of relationship banks, that mature in 2009, which can be used for general corporate purposes. At 31 December 2008 these facilities totalled £315 million (2007: £315 million) with an average duration of 4 months (2007: 16 months). Headroom under these facilities at 31 December 2008 was £315 million (2007: £291 million). The group's policy aims to ensure the constant availability of an appropriate amount of funding to meet both current and future forecast requirements consistent with the group's budget and strategic plans. However, given the group's significant cash resources the decision was made not to renew the facilities during 2008. This decision will be kept under review during 2009. However, appropriate facilities will be maintained to meet ongoing requirements for performance related bonding and letters of credit.

Treasury risks

The group's treasury department manages funding, liquidity and risks arising from movements in interest and foreign currency rates within a framework of policies and guidelines approved by the board. Derivatives and conventional financial instruments are used with the aim of limiting financial risk. The treasury department does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

Interest rate risk

The group remained in a net cash position throughout the year.

As a result, long-term interest rate hedging (for periods beyond three to six months) is not considered appropriate. However, as UK interest rates have fallen steadily this will have an impact on interest income in 2009.

In 2008, the effective interest rate on the average cash balance of £626 million was four per cent. Each one per cent reduction in interest rates would impact interest income by c.£6 million.

Foreign exchange risk
The group publishes its consolidated accounts in Sterling. It conducts business in a range of foreign currencies, including Canadian and US dollars and currencies linked to the US dollar. As a result, the group is exposed to foreign exchange risks, which will affect transaction costs and the translation of the results and value of underlying assets of its foreign subsidiaries.

Transaction exposures
A significant proportion of the group's trading income is denominated in the local currency of the business operations which provides a natural hedge against the currency of its cost base. Where commercial contracts are undertaken which are denominated in foreign currencies, the group seeks to mitigate the foreign exchange risk, when the cash flow giving rise to such exposure becomes certain or highly probable, through the use of forward currency arrangements, which may include the purchase of currency options.

As stated earlier, contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events. This can give rise to exposures if cash flows are denominated in foreign currency. Hedging decisions are based on the latest available forecasts at the time the decision is taken, which are subsequently updated regularly. There are currently no material transaction exposures which have been identified and remain unhedged. AMEC recognises that, having taken out forward contracts in respect of underlying commercial transactions, an exposure would arise if the forward contracts had to be unwound as a consequence of the anticipated cash flows under such contacts being cancelled or otherwise not being received. The total gross nominal value of all outstanding forward contracts at 31 December 2008 is £214 million (2007: £116 million). At 31 December 2008 the mark-to-market value of these contracts that were out of the money was a liability of £14.8 million (2007: liability of £1.2 million) and of these contracts that were in the money was an asset of £9.6 million (2007: asset of £3.1 million). AMEC has no reason to believe that any material outstanding forward contract will not be able to be settled from the underlying commercial transactions.

Translation exposures
A portion of the group's earnings is generated in non-Sterling currencies. Such overseas profits are translated into Sterling at the average exchange rate prevailing throughout the year. There is currently no hedging in place for profits generated in non-Sterling currencies but the impact on group profits is monitored on an ongoing basis.

In addition, the group has various assets denominated in foreign currencies, principally US dollars and Canadian dollars. Consistent with the group's policy, a proportion of these assets, including unamortised goodwill, have been hedged by using cross-currency instruments. At 31 December 2008, these net investment hedges amounted to £199 million (2007: £138 million) covering approximately 50 per cent of overseas assets (2007: 40 per cent).

Information technology (IT)
AMEC is exposed to the risk that the IT systems upon which it relies fail. AMEC has appropriate controls in place in order to mitigate the risk of systems failure, including systems back up procedures and disaster recovery plans, and also has appropriate virus protection and network security controls.

Legacy risk
One of AMEC's risks remains the risk of a liability arising in connection with divested businesses. In order to address this risk, a legacy team has been established. This team deals with the defence of claims, or potential claims, against AMEC and monthly meetings are held in order to review the status of all legacy matters. AMEC has made provisions for the legacy issues which are believed to be adequate and AMEC is not aware of any current issues relating to disposed businesses which are likely to have a material impact on the company.

Acquisitions
AMEC is exposed to risk in connection with its acquisition activities and manages this risk through its corporate transactions committee process. In addition to addressing due diligence issues, the corporate transactions committee process requires that acquisition plans (including integration plans) are put in place for each acquisition.


“PotashCorp, the world's largest fertilizer producer, has started numerous major expansions to increase potash production capacity, to meet the growing need for fertilizers for food production in both domestic and international markets.

PotashCorp has selected AMEC as its partner for these expansion programmes at the Lanigan, Cory, Picadilly and Rocanville operations because of their experience, proven record and excellent commercial relationship, but most of all due to their technical expertise with potash.”

Clark Bailey Senior Vice President, Projects and Technical Services, PotashCorp

Left to right: Tony Vecchio, Project Manager, AMEC; Clark Bailey, Senior Vice President, Projects and Technical Services, PotashCorp

AMEC is providing engineering, procurement and construction management (EPCM) services at PotashCorp's Cdn$1.7 billion Picadilly project in New Brunswick, Canada (pictured). AMEC's project scope involves EPCM services for the surface facilities including a new concentrator, salt storage/load-out facility, coarse ore handling/storage system, a 30km in-ground brine disposal pipeline and ancillaries.

AMEC's services also include EPCM services for upgrades at the Penobsquis mill (pictured in background), including a new compaction plant, brine storage ponds, new substation and existing concentrator modifications.

For details go to amec.com/picadilly



Our board of directors

Neil Bruce
Executive Director

Age 48, was appointed an executive director in January 2009. He is Chief Operating Officer of AMEC's Natural Resources division. He has over 30 years' experience in oil and gas and natural resources, and joined AMEC in 1997.

Samir Brikho ■
Chief Executive

Age 50, was appointed Chief Executive in October 2006. He was previously a member of the ABB Executive Committee, heading the Power Systems division and Chairman of ABB Lummus Global, ABB's international projects and services business. He is also Chairman of UK Energy Excellence and a director of UK-Japan 21st Century Group.

Ian McHoul
Chief Financial Officer

Age 49, was appointed Chief Financial Officer in September 2008. He was previously Group Finance Director of Scottish and Newcastle plc and is a non-executive director and Chairman of the audit committee of Premier Foods plc.

Simon Thompson ■ ■ ■
Non-Executive Director

Age 49, was appointed a non-executive director in January 2009. He was previously an executive director of Anglo American plc, Chairman of the Tarmac Group and held positions with S G Warburg and N M Rothschild. He is currently Non-Executive Director of Newmont Mining Corporation (US), Sandvik AB (Sweden) and UC Rusal (Russia).

Jock Green-Armytage ■ ■
Chairman

Age 63, was appointed a non-executive director in June 1996 and became Non-Executive Chairman in January 2004. He is Chairman of the nominations committee. He is Chairman of JZ International Limited and Star Capital Partners Limited and a director of REA Holdings PLC and several other companies.

Tim Faithfull ■ ■
Non-Executive Director

Age 64, was appointed a non-executive director in February 2005 and will become the Senior Independent Director following the annual general meeting on 13 May 2009. He is Chairman of the remuneration committee. He is a non-executive director of Canadian Pacific Railway and TransAlta Corporation, a director of Enerflex Systems Income Fund and Shell Pensions Trust Limited and was President and Chief Executive of Shell Canada Limited from 1999 to 2003.

Martha Hesse ■ ■ ■
Non-Executive Director

Age 66, was appointed a non-executive director in June 2000. She was President of Hesse Gas Company until the end of 2003 and is the former Chairman of the US Federal Energy Regulatory Commission and Assistant Secretary for management and administration of the US Department of Energy. She chairs the compliance and ethics committee and is Chairman of Enbridge Energy Partners, L.P., Enbridge Energy Management, L.L.C. and Enbridge Energy Company Inc. and a director of Terra Industries Inc. and Mutual Trust Financial Group. All these entities are based in the US and Canada.

Peter Byrom ■ ■
Non-Executive Director

Age 64, was appointed a non-executive director in February 2005. He is Chairman of the audit committee. He is Chairman of Domino Printing Sciences plc and a non-executive director of Rolls-Royce plc. He was a director of N M Rothschild from 1977 to 1996.

Liz Airey ■ ■ ■
Non-Executive Director

Age 50, was appointed a non-executive director in May 1999. She is the Senior Independent Director. She was previously the Finance Director of Monument Oil and Gas plc. She is currently a non-executive director of Tate & Lyle PLC. In addition, she is Chairman of a European investment trust, a non-executive director of another investment trust specialising in private equity and Chairman of Unilever UK Pension Fund Trustees Limited. She will cease to be a director of AMEC following the annual general meeting on 13 May 2009.

Key to principal committee membership: ■ Audit ■ Remuneration ■ Nominations











Our management team











Neil Bruce
Chief Operating Officer
Natural Resources

Appointed Executive Director for AMEC plc on 21 January 2009, Neil Bruce has been Chief Operating Officer for the Natural Resources division since 2006. Previously, he was Managing Director of AMEC Oil and Gas. He joined AMEC in 1997.

Ian McHoul
Chief Financial Officer

Ian McHoul joined AMEC and was appointed Chief Financial Officer in September 2008. A Chartered Accountant, he was previously Group Finance Director of Scottish and Newcastle plc.

Didier Pfleger
Chief Operating Officer
Power and Process

Didier Pfleger is Chief Operating Officer for the Power and Process division, having joined AMEC in 2007. He was previously Head of Business Unit Systems of ABB Robotics and has extensive experience in the energy, power and process industries.

Roger Jinks
President
Earth and Environmental

Roger Jinks has been President of the Earth and Environmental division since 2000. He was previously Executive Vice President for Western Canada/Western Coast US operations for AGRA Earth and Environmental based in Calgary, Alberta.

Samir Brikho
Chief Executive

Samir Brikho was appointed Chief Executive in 2006. Since May 2008 he has been Chairman of the UK Energy Excellence Board, launched by UK Trade & Investment, the UK Government's international business development organisation. He was previously a member of the Group Executive Committee of ABB Ltd., Switzerland and Chairman of ABB Lummus Global.

Ron Lee
Group Human Resources
and Safety Director

Ron Lee is Group Human Resources and Safety Director. He is also responsible for the sustainability and pensions functions. He joined AMEC in 1996. Ron will be retiring at the end of April 2009 and is succeeded as Group Human Resources Director by Keith Bradford.

Sue Scholes
Director of Communications

Sue Scholes is Director of Communications and has responsibility also for investor relations. She joined AMEC in 2007.

François-Philippe Champagne
Strategic Development Director

François-Philippe Champagne is Strategic Development Director, with responsibility for mergers and acquisitions activity, strategy and supply chain management. He joined AMEC in 2008.

Michael Blacker
General Counsel

Michael Blacker is General Counsel and is responsible for the provision of legal services across the organisation. Michael has been with AMEC since 1997.

Report of the directors

The directors have pleasure in presenting the annual report and accounts for the year ended 31 December 2008.

Business review

Information fulfilling the requirements of the business review is contained in the business and financial review on pages 22 to 63, which includes details of AMEC's development and performance during the year including business acquisitions and disposals, its position at the year end and the outlook for the future, and is included in this report by reference.

Key events

During 2008, a major strategic alliance was announced with BP International Limited for services on its offshore developments around the world, and the UK NDA selected a consortium, in which AMEC is a substantial partner, for the large Sellafield decommissioning contract. Both developments underscore AMEC's leading position in engineering and project management services in the oil and gas and nuclear sectors respectively.

During the year, the company announced eight acquisitions and divested the UK Plant Hire business and the UK Wind Developments business together with two UK PPP projects. All these events are described further on page 51. In January 2009, the company acquired the consultancy services company, Performance Improvements (PI) Group Limited.

Dividends

The directors have proposed a final ordinary dividend in respect of the year ended 31 December 2008 of 10.1 pence per share. This final dividend will be payable on 1 July 2009 to shareholders on the register at the close of business on 22 May 2009.

Dividends paid during the year comprised an interim dividend of 4.6 pence per share, and a final dividend of 8.8 pence per share, both in respect of the year ended 31 December 2007.

Share capital

The authorised and issued share capital of the company as at 31 December 2008, movements during the year and the rights attaching to the shares are set out in note 23 on pages 120 to 122 and the rights and obligations attaching to the shares are more fully set out in the articles of association of the company.

Between 10 January 2007 and 31 December 2008, AMEC purchased 6.97 million shares in the market to be held in treasury, at a total cost of £47.1 million. Of these, 2.7 million shares were specifically allocated to satisfy 2007 awards under the UK and International SAYE share option plans. During the year, 3.2 million shares were purchased and 1.3 million shares were utilised in satisfying awards made in 2005 under the UK and International share option plans. As at 31 December 2008, 5.6 million shares remained in treasury. There are no current plans for further share buybacks.

A resolution will be proposed at the annual general meeting to extend the authority of the directors to make market purchases of up to 10 per cent of the company's shares within prescribed limits.

Authority was granted to the directors at the 2008 annual general meeting to allot up to £55,154,246 of ordinary share capital of which up to £8,273,136 could be allotted for cash other than by way of a rights issue. Resolutions will be proposed at the forthcoming annual general meeting to extend this authority to May 2010. The revised Section 80 amount will be £55,432,854 and the revised Section 89 amount will be £8,314,928.

The directors have no present intention of issuing any shares other than in respect of the exercise of share options. No issue will be made which will effectively alter the control of the company without the prior approval of shareholders in general meeting.

Substantial interests

Pursuant to the FSA Disclosure and Transparency Rules (DTR) 5, notifications have been received by the company of shareholdings of 3 per cent or more of the voting rights of the company as at 12 March 2009 and these are as follows:

	Number	Per cent
BlackRock, Inc	16,921,408	5.09
Barclays PLC	14,410,295	4.33
Legal & General Investment Management Ltd	13,588,869	4.09
ABN-AMRO Bank NV	13,317,635	4.01
Credit Suisse Securities (Europe) Limited and Credit Suisse International	13,216,909	3.97

The shareholding percentages have been adjusted from those notified to reflect the current issued share capital net of treasury shares.

There are no shareholdings which carry special rights relating to control of the company.

Directors

Details of the directors of the company as at the date of this report, together with membership of the principal board committees, are set out on page 66.

Mr S J Siddall resigned from the board as Finance Director on 14 May 2008 and left AMEC on 31 May 2008.

Mr I P McHoul was appointed to the board as Chief Financial Officer on 8 September 2008. Mr McHoul has an employment contract with the company with a notice period of one year on the part of the company and six months on the part of Mr McHoul. Mr S R Thompson and Mr N A Bruce were appointed to the board on 21 January 2009. Mr Thompson does not have an employment contract with the company. Mr Bruce has an employment contract with the company with a notice period of one year on the part of the company and six months on the part of Mr Bruce. In accordance with article 82 of the articles of association of the company, Mr McHoul, Mr Thompson and Mr Bruce will retire from office at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

Ms E P Airey will stand down as a non-executive director of the company at the forthcoming annual general meeting at the end of her third term of office.

The beneficial interests in the share capital of the company of the directors holding office as at 31 December 2008 were as follows:

	As at 31 December 2008	As at 31 December 2007
J M Green-Armytage	**15,000**	10,000
S Y Brikho	**232,647**	116,979
E P Airey	**18,120**	18,120
M O Hesse	**16,414**	16,414
P J Byrom	**–**	–
T W Faithfull	**10,000**	5,000
I P McHoul	**60,388**	–

Except for interests under share option schemes, the Recruitment Plan, Performance Share Plan and the Transformation Incentive Plan 2008, details of which are contained in the directors' remuneration report on pages 79 to 87, no director as at 31 December 2008 had any other interests, beneficial or otherwise, in the share capital of the company or any of its subsidiaries. On 3 February 2009, Mr Brikho acquired 63,389 shares pursuant to the provisions of the Recruitment Plan. Mr Thompson holds 4,744 shares in the company, acquired prior to his appointment to the board. Mr Bruce holds 71,620 shares in the company, acquired prior to his appointment to the board. There were no other changes in the directors' interests in the share capital of the company between 31 December 2008 and 12 March 2009.

No director had any material interest in any contract of significance to AMEC's businesses.

As at the date of this report, individual indemnities have been provided to the directors, under which the company has agreed to indemnify the directors to the extent permitted by law in respect of all liabilities to third parties arising out of, or in connection with, the execution of their powers, duties and responsibilities as directors of the company, any of its associated companies or any other company that the director serves as a director at the request of the company. These indemnities are Qualifying Third Party Indemnity Provisions as defined in Sections 232-234 of the Companies Act 2006 and copies are available for inspection at the registered office of the company during business hours on any weekday except public holidays.

Employees

In 2008 AMEC employed on average 22,312 people worldwide. Details are given on page 59 of the financial review which reconciles the employee numbers in the business and financial review, including agency staff, to those in note 6 of the accounts.

AMEC gives high priority to the development of employees to ensure that it has the necessary skills and behaviours to deliver its strategic business objectives and to provide for management succession. In addition, AMEC recognises the importance for the future of bringing new people into the group and all areas of the business have well established programmes for recruiting and developing graduates and other trainees. As part of the Operational Excellence programme, AMEC is rolling out a series of improvements to attract new talent into AMEC and attract back valued former employees, grow the skills and the careers of its employees, and encourage employees to feel they belong to and are participating in the success of the company.

It is of key importance to AMEC that it engages with employees to ensure they understand the direction in which the company is going, are committed to AMEC's values, and are empowered to propose and make changes to improve how AMEC operates. AMEC employees embody its knowledge, brand and reputation and it is through their activities, day by day, that AMEC delivers on its business objectives and commitments to shareholders, customers and the wider community. An annual survey of employee opinion is conducted and AMEC is committed to sharing and acting on the outcomes. AMEC provides a wide range of mechanisms for employees to share knowledge, to be kept informed of developments within AMEC and to raise issues and discuss matters of concern, whether face to face or using electronic means.

Respect for cultural diversity and commitment to equal opportunities are included among AMEC's Guiding Principles which are incorporated into management policies and processes worldwide. AMEC policy is to recruit from the widest labour market, to determine the careers of all employees' solely on merit and to make judgements about employees free from the effects of bias and prejudice.

As part of AMEC's equal opportunities policy, procedures are in place that are designed to provide for fair consideration and selection of disabled applicants, to ensure they are properly trained to perform safely and effectively, and to provide career opportunities which allow them to fulfil their potential. When an employee becomes disabled in the course of their employment, AMEC will actively seek to retain them wherever possible by making adjustments to their work content and environment or by retraining them to undertake new roles.

AMEC operates a savings related share option plan that allows employees to participate in AMEC's share price growth. This is open to employees in all major countries of operation who meet a minimum service qualification. Offers to participate are currently being made on an annual basis.

The terms of employment of one senior executive who is not a director provide that the employee's normal notice period of 12 months increases to 24 months for the duration of 12 months following a change of control in the company. This is an historic arrangement and it is not AMEC's intention to extend this provision to other employees. There are no other agreements with employees that contain terms that provide for compensation for loss of office or employment in the event of a takeover offer being made for the company.

Corporate governance

The board is responsible to shareholders for the management of the company and for the protection of its assets. As such, it is ultimately responsible for implementing AMEC's systems of internal control and for reviewing their effectiveness. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and consequently can provide reasonable, but not absolute, assurance against material misstatement or loss.

The board, through the committees described on pages 75 to 77 and at its regular meetings, has a continuous process for identifying, evaluating and managing significant risks faced by AMEC, including strategy, major projects to be undertaken, significant acquisitions and disposals, as well as entry to and exit from different markets. Where appropriate, business decisions are reached following a structured and documented review of potential opportunities and threats, taking steps designed to manage or mitigate any residual risk exposure. Principal business risks are set out in the business and financial review on pages 60 to 63.

The threats and opportunities associated with major tender submissions are reviewed by the risk review committee. Following changes in October 2007 to the delegated authorities referred to on page 74, 2008 has seen a significant increase in the number of tenders reviewed by this committee.

As part of Operational Excellence, a set of AMEC Contracting Principles have been introduced in order to provide greater control over operational activities. Under these principles, specified key contractual risks are required to be referred to the risk review committee, representing a general strengthening of corporate governance in this area.

AMEC uses a risk management process which is incorporated into the AMEC Mandatory Procedures described below. The process involves the identification of risks at the gross and current level by projects and businesses. The risks are recorded in risk registers to enable the net positions to be pro-actively managed. Quarterly risk review meetings comprising representatives from the businesses and functions discuss business and functional risks, the highest risks of which in terms of probability and impact then being elevated to the AMEC plc risk register. The plans for mitigation of such risks are also reviewed.

The risk management and internal control processes are complemented by an annual control risk self-assessment exercise carried out by the principal businesses. This covers major risks, particularly safety, health and environment, legal, commercial and contractual, financial, information technology and human resources. The results are reviewed by the board, through both the audit committee and the executive directors, and as part of the ongoing internal audit process.

Report of the directors continued

AMEC Mandatory Procedures and Delegated Authorities
AMEC's businesses are managed on a decentralised basis. While the board has retained reserve powers, the day-to-day management has been passed to the business leaders within defined authority limits. The management philosophy is to empower the business leaders to take the actions necessary to deliver the company's operational business objectives within the defined Mandatory Procedures and Delegated Authorities, which set out the standards AMEC employees and agency staff are to achieve and adhere to.

This framework provides for an effective control structure and following changes to the delegated authorities in October 2007, there is now a clear link between the levels of risk associated with tenders and the delegated authority limits.

AMEC has interests in a number of joint ventures and joint arrangements. Controls within these entities may not be reviewed as part of AMEC's formal corporate governance process because of the joint management responsibilities but are reviewed by the joint venture boards and as part of AMEC's normal internal audit process.

Consequently, AMEC complied with the Combined Code on Corporate Governance throughout 2008.

Dialogue with institutional shareholders
Mr Green-Armytage, Chairman, wrote to all major shareholders in April 2008 reminding them that he and the Senior Independent Director, Ms Airey, were available for meetings or telephone calls with them if required. The Chairman attends preliminary results presentations. The Chairman and Ms Airey are available to attend, if requested, one-on-one meetings with major shareholders. The Chairman had a number of such meetings with major shareholders during 2008.

An in-depth annual perception study of investors' views, prepared by an independent third party, is presented to all board members, who also receive unexpurgated feedback reports following shareholder meetings or events together with all material brokers' research notes on the company.

The board

The board currently comprises the Non-Executive Chairman, three executive directors and five independent non-executive directors.

The company does not combine the role of Chairman and Chief Executive. The Chairman is responsible for the running of the board, with the Chief Executive being responsible for running the company and implementing board strategy and policy. This ensures a clear division of responsibilities at the head of the company, so that no individual has unfettered powers of decision. The independent non-executive directors review the relationship between the Chairman and Chief Executive each year to ensure that the relationship is working effectively.

The non-executive directors are all considered to be independent by the board. They are not employed by the company in any capacity, nor have they been in the past. Ms Airey has acted as the board's Senior Independent Director since 21 January 2004. Mr Faithfull will replace Ms Airey as Senior Independent Director at the annual general meeting.

The Company Secretary is responsible for ensuring that board procedures are followed and all directors have access to his advice and services.

The board has a schedule of matters reserved for its approval covering areas such as company strategy, the appointment of key executives, approval of consolidated accounts, approval of the business plan, budget and financial policies, review of operating results, risk management strategy, ensuring the effectiveness of governance practices, succession planning and significant capital expenditure. The board is supplied in a timely manner with information which enables it to discharge its duties.

An internal review of the effectiveness of the board and its committees was carried out during the year by the Chairman by way of a review of questionnaires completed at his request by individual directors. Findings were considered by the board as part of its review of both collective and individual board member performance. No material changes were identified as being necessary as a result of this exercise.

The independent non-executive directors also met privately both with and without the Chairman present and also with both the Chairman and Chief Executive together to consider management performance and succession issues.

A formal process exists for the directors to take independent professional advice and receive appropriate training in the course of their duties, at the company's expense, organised by the Company Secretary.

Board committees

Under AMEC's Management and Policy Framework, the board has formally delegated specific responsibilities to various board committees, all of which have written terms of reference.

The remit of each committee is set out below. The quorum is three directors, save for the audit and remuneration committees where the quorum is two directors. Full details of the constitution and remit of the audit, nominations and remuneration committees can be found at amec.com/aboutus/culture/corporategovernance or on request from the Company Secretary.

The committees chaired by non-executive directors are as follows:

- Audit committee — Reviews the integrity, including the material financial reporting judgements, of the consolidated and company's accounts, including the preliminary and interim results, related report and accounts and Stock Exchange announcements and any other formal announcements in connection with the company's financial performance, and recommends their approval to the board.

It also reviews the company's internal financial controls and, in conjunction with the risk review committee, the internal control and risk management systems.

The committee has unrestricted access to company documents and meets with the internal and external auditors, and any other relevant member of staff, without the executive directors being present, as necessary. The Head of Internal Audit formally reports to the committee Chairman.

It reviews the Head of Internal Audit's regular reports and carries out an annual assessment of the internal audit function's effectiveness. In 2008, this exercise was carried out on behalf of the committee by the Head of Internal Audit. No material changes were identified as being necessary as a result of this exercise.

The committee considers the appointment, re-appointment, removal, remuneration and terms of engagement of the external auditor and makes recommendations to the board. It discusses the scope and planning of the external audit and reviews the outcome of the external audit and any formal communications from the external auditor, including internal control reports.

The committee also formally reviews and monitors the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements and makes recommendations to the board. During 2008, a review, co-ordinated on behalf of the committee by the Head of Internal Audit, was carried out. The audit committee also monitors the implementation of the policy on the engagement of the external auditor to supply non-audit services. This policy follows the guidelines set out by the Institute of Chartered Accountants in England and Wales and clearly defines what work can and cannot be performed by any group company's statutory auditor. It also sets out the necessary approval process for those non-audit services that are acceptable.

Report of the directors continued

All non-statutory audit or non-compliance tax services provided by the auditor are reported to the audit committee. During 2008, the fees paid to the company's auditor, KPMG Audit Plc and its associates, for non-audit work were £0.7 million (2007: £1.3 million), which comprised £0.7 million relating to taxation and £nil for other work (2007: £0.7 million and £0.6 million).

KPMG also received fees of £0.1 million (2007: £2.0 million) in respect of corporate finance transactions as follows:

	2008 £ million	2007 £ million
Divestment of the Built Environment businesses	**–**	2.0
Other acquisitions and disposals	**0.1**	–
	0.1	2.0

All additional KPMG fees were approved in accordance with AMEC's policy covering non-audit services. As a result of the application of this policy and additional discussions with the external auditor, the directors do not believe that KPMG's independence has been compromised because of their additional work on behalf of the company.

- Nominations committee — Makes recommendations to the board concerning the appointment or termination of a director or the Company Secretary and, in the case of a non-executive director and the Chairman, the extension of an existing appointment.

  The committee also regularly reviews board succession planning, in conjunction with reports from the Chief Executive and Group Human Resources Director on senior management succession planning, so as to ensure that an appropriate balance of skills is maintained both within AMEC and on the board.

  During 2008, the committee, with the assistance of external search consultants, conducted the recruitment process that led to the appointment of Mr I P McHoul and, in 2009, the appointment of Mr S R Thompson. The committee also approved the appointment of Mr N A Bruce to the board in 2009.

- Remuneration committee — Sets, and reviews as necessary, the overall contractual and remuneration framework for the Chairman, the executive directors and the Company Secretary, including pension rights and annual bonus incentives.

  It considers and determines such other matters relating to the engagement of the Chief Executive and other executive directors, including matters relating to the enforcement of their service contracts and payments on termination, as the Chairman and Chief Executive respectively refer to the committee.

  It agrees the terms to be offered to a proposed new Chairman or executive director.

  It reviews the salaries of executive directors annually and the Chairman biennially, or more frequently as is deemed necessary by the committee chairman. It agrees the performance targets of executive directors and the levels of bonus to be paid to them under the annual bonus incentive scheme.

  It determines and agrees with the Chief Executive the remuneration policy and structure, including annual bonus, for corporate functional executives and senior operational executives immediately below board level.

  It approves performance targets, participation and level of awards for any executive share-based incentive scheme.

The following table is a record of the directors' attendance at board and principal board committee meetings during the year ended 31 December 2008.

	AMEC plc board	Audit committee	Nominations committee	Remuneration committee
Number of meetings	**10**	**4**	**5**	**8**
J M Green-Armytage	10	–	5	8
S Y Brikho	10	–	5	–
S J Siddall (up to 14 May)	3	–	–	–
I P McHoul (from 8 September)	3	–	–	–
E P Airey	9	3	5	8
M O Hesse	6	4	3	5
T W Faithfull	10	1	4	8
P J Byrom	8	3	4	–

- Charities committee — Makes commitments and donations in support of charitable, educational and cultural causes.
- Compliance and ethics committee — Considers and approves the Code of Business Conduct and related compliance arrangements and takes responsibility for management of investigations of violations, as necessary.
- Share transaction committee — Provides clearance or denies permission to relevant employees to deal in AMEC plc shares.

The committees chaired by executive directors are as follows:

- Banking committee
- Corporate transactions committee
- Pensions and retirement benefits committee
- Risk review committee
- Share allotment committee.

Going concern

The directors, having made enquiries, consider that the company and the group have adequate resources to continue in operational existence for the foreseeable future and, therefore, it is appropriate to continue to adopt the going concern basis in preparing the accounts. Further details of this review can be found on page 95.

Creditor payment policy

Individual group businesses are responsible for agreeing terms and conditions under which transactions with their suppliers are conducted. It is group policy that payments to suppliers are generally made in accordance with these terms and conditions, provided that the supplier complies with all of its obligations in this regard.

The company had 46 days' purchases outstanding as at 31 December 2008 (2007: 35 days) based on the average daily amount invoiced by suppliers during the year.

Donations

Total charitable donations worldwide amounted to £549,000 for the year ended 31 December 2008 (2007: £446,000). Of these, donations to UK charities amounted to £370,000 for the year ended 31 December 2008 (2007: £368,000).

Report of the directors continued

Disclosure of information to auditors

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the company's auditor is unaware; and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the company's auditor is aware of that information.

Auditors

A resolution will be proposed at the annual general meeting for the re-appointment of KPMG Audit Plc as auditor of the company.

Annual general meeting – special business

Resolutions are being proposed at the annual general meeting to authorise the company to make market purchases of shares in the company within prescribed limits, to authorise the directors to allot shares in the company for a further period of one year and to allot a proportion of those shares for cash.

A resolution is being proposed to amend the articles of association of the company to incorporate changes consequent upon the further enactment of the Companies Act 2006. The articles of association may only be amended by a shareholders' special resolution.

A resolution relating to the calling of general meetings, other than annual general meetings, on 14 days' notice will also be proposed at the meeting.

Further details of these proposals are outlined in the circular which accompanies this annual report and accounts.

By order of the board

P J Holland
Company Secretary
12 March 2009

Directors' remuneration report

This report covers the remuneration of executive and non-executive directors and related matters, including long-term incentive awards.

Remuneration committee membership and advisers

During the year, the members of the remuneration committee comprised Mr T W Faithfull (Chairman), Ms E P Airey, Mr J Green-Armytage and Ms M O Hesse. The committee's terms of reference can be found at amec.com/aboutus/culture/corporategovernance or on request from the Company Secretary.

In considering the matters within its remit, the committee takes account of recommendations from the Chairman in respect of the Chief Executive and from the Chief Executive in respect of other executive directors and is advised by the Group Human Resources Director.

In March 2008, the committee's nominated independent advisers, New Bridge Street Consultants LLP, were acquired by Hewitt Associates Limited. Having established that Hewitt does not carry out material additional work for the company, the committee decided to continue to take advice from Hewitt New Bridge Street. The terms of engagement between the company and Hewitt New Bridge Street are available from the Company Secretary.

The committee has an established annual agenda of items that it considers at regular meetings normally held in March, August and November/December. In addition the committee meets as required to deal with specific items. During 2008, the committee had two such additional meetings, in January and May, primarily in connection with the design and implementation of the Transformation Incentive Plan.

Remuneration policy

The objective of the remuneration policy, in respect of the executive directors and other senior executives, is to offer remuneration packages that are competitive in the markets in which the executives are based and which:

- allow AMEC to attract and retain senior executives of high calibre; and
- incentivise senior executives to achieve superior short-term performance and increase the medium and long-term value of AMEC for its shareholders and encourage executives to build and retain a significant shareholding in AMEC.

More specifically the policy is to set:

- base salaries which broadly equate to the mid-market salary practices of a relevant group of oil equipment and services and other engineering and business support services companies and other companies regarded as comparable by virtue of, amongst other factors, revenue, employee numbers, market capitalisation and/or geographic coverage;
- annual bonuses which incentivise the achievement of stretching business and individual performance targets and offer the opportunity to achieve upper quartile annual cash earnings if these targets are achieved;
- longer term incentives which align the interests of shareholders and senior executives by offering the latter the opportunity to accumulate significant capital over a period but only if stretching financial and shareholder value targets are met.

Whilst accepting that within this policy there will be occasions when higher and/or lower levels of remuneration will be appropriate in particular circumstances.

The committee has, at its November 2008 and March 2009 meetings, reviewed the above policy and its application, particularly in relation to incentive arrangements, in the light of the governance issues highlighted following the global banking crisis as well as the severe economic downturn, and concluded that it remains an appropriate balance of risk and reward. The committee also noted that, compared to general market practice, greater relative emphasis within the total package is placed on long-term incentives than on annual bonus, which is consistent with the company's strategic objectives.

The policy means that a substantial proportion of executive directors' remuneration is performance related. The chart below shows the balance between fixed and incentive based payments for the Chief Executive at threshold and maximum performance levels. Threshold values are 25 per cent of maximum annual bonus and 25 per cent vesting of the Performance Share Plan award. Maximum assumes achievement of maximum bonus and full vesting of shares under the Performance Share Plan. As a one-off incentive plan, the award under the Transformation Incentive Plan is not included.


Threshold
Maximum
0%
100%
200%
300%
400%
500%
Salary
Pension and benefits
Annual bonus
Long-term incentives

Relationship between remuneration practice and strategic objectives

In applying the above policy each year, particularly in relation to setting targets under the annual and longer term incentive arrangements, the committee has regard to the need to ensure alignment with the company's strategic objectives.

In 2008, the key strategic objectives and the results achieved were:

- Substantially increasing profit – actual result (adjusted profit before net financing income) 71 per cent above 2007 (see page 57) and above the maximum stretch bonus target set at the start of the year
- Delivering a margin of at least six per cent – actual margin 7.1 per cent (see page 53)
- Making progress towards a margin of at least eight per cent by 2010 – revised objective of 8.5 per cent communicated during the year
- Changing the culture and practices in the business to 'best in class' through the Operational Excellence programme (see page 24) – measures identified and implementation ahead of original schedule
- Cash generation from operations – actual cash inflow of £69.0 million (see page 54) and average month end cumulative operating cash flow above maximum stretch bonus target.

For 2009, priority will be given to:

- Achieving further profit growth beyond the level of the record results in 2008 even against a background of global economic downturn
- Continuing progress towards an increased net margin objective of at least 8.5 per cent by 2010
- Realising the benefits of the Operational Excellence programme
- Cash generation from ongoing operations.

Executive directors' base salaries

The base salaries of executive directors are reviewed annually, having regard to personal and company performance, competitive market practice as determined by external research and pay levels more broadly within the company. The following annual salaries have been approved from 1 January 2009:

S Y Brikho	£850,000	+13.3%
I P McHoul	£472,500	+5.0%

The increase for Mr Brikho positions him around the upper quartile of the market comparison in respect of base salary and just above mid-market on total direct pay. The committee believes this is appropriate in the context of the stated overall remuneration policy taking account of his continuing outstanding personal leadership and the successful transformation and the performance trend of the company. The increase for Mr McHoul reflects a review of his performance since joining the company.

The salary for Mr N A Bruce at 1 January 2009 was £290,000. Mr Bruce was appointed as an executive director on 21 January 2009.

In the senior management group, no executive has a base salary higher than any executive director.

Annual bonuses

The executive directors and other senior executives participate in the AMEC executive annual bonus plan which generates bonus payments calculated by reference to each of the following:

- The profit achievement of the group and, in the case of Mr Bruce and other operational executives, divisional profit
- The achievement of other specific business targets, including cash flow
- Individual performance objectives (for example, in relation to safety, health and environment, strategy, business development and organisational issues). For 2009, as for 2008, this includes the achievement of specific measures and/or implementation of specific change actions arising out of the Operational Excellence programme.

A separate amount of bonus attaches to each of these components. The proportions vary between individuals depending on their specific executive roles. In every case, the profit and cash flow components represent more than half of the potential total.

Further information on 2008 bonus payments is set out in the notes to the table of directors' remuneration on page 85. These reflect the achievement of record results, in excess of the targets that had been set for bonus purposes, as described above under 'Relationship between remuneration practice and strategic objectives'.

For 2009, the threshold profit target has been set to require further growth over 2008 achieved profit, with the higher targets representing an even greater stretch. Recognising the challenging nature of these targets, the proportion of maximum payable for achievement of budget has been increased from one half to two-thirds for 2009.

Executive directors' long-term incentives

AMEC's principal long-term incentive arrangement is the Performance Share Plan. AMEC's policy is to make annual awards to executive directors, and to a small number of other senior executives just below board level, of restricted shares with a value at the time of award of up to 175 per cent of base salary. In addition, participants are offered a further award, up to a maximum of 25 per cent of base salary, of five restricted shares for every three purchased by the executive, which are held on their behalf as investment shares for the three year performance period. To the extent that investment shares are withdrawn before the end of the performance period, the matching shares lapse.

Awards are also made to a wider group of executives, with lower levels of face value to reflect seniority and contribution. Awards are normally made in April following the publication of the annual result.

These restricted shares will only vest if pre-determined performance conditions are met. 50 per cent of the award is based on total shareholder return and 50 per cent on growth in earnings per share, both measured over three years.

For the total shareholder return portion, the requirement for full vesting is for AMEC to be ranked in the top quartile of the chosen comparator group. No awards will vest if AMEC's performance is below median. If AMEC's performance is at the median, 25 per cent of the award will vest. Between the median and the upper quartile, the award will vest on a straight-line basis. In addition, to ensure that AMEC's underlying performance is properly reflected, no awards will vest unless there has been sustained financial growth of the company.

For the 2008 awards, the comparator group comprised 29 companies, including AMEC, that, at the time of grant, were in the FTSE Business Support Services, Industrial Machinery and Oil Equipment and Services sub-sectors, and whose market capitalisations lay in the range £750 million to £5,000 million. For 2009, the comparator group, including AMEC, will comprise the top 30 companies in these sub-sectors by market capitalisation as measured around the time awards are determined. Lists of the comparator companies for the awards that vested during the year and those awards currently subsisting can be obtained on request from the Company Secretary.

Directors' remuneration report continued

For the earnings per share growth portion, the declared long-term policy has been that the vesting range will be RPI plus three per cent per annum (25 per cent of that part of the award vests) to RPI plus 10 per cent per annum (100 per cent of that award vests) and this will apply to the awards to be made in 2009. However, for the 2007 and 2008 awards, taking account of the plans that were being implemented to improve the margins and reduce overheads in the ongoing business, more stretching absolute targets were set, consistent with the company's objective at that time to achieve EBITA margin of at least eight per cent in 2010.

Earnings per share are calculated on a consistent and normalised basis by the remuneration committee, having sought appropriate external advice on the method of calculation and any adjusting and potentially adjusting items. Performance against the total shareholder return targets is calculated independently and reviewed by the remuneration committee.

In the event of a change of control, awards will normally vest to the extent that the performance conditions have been met at the date the change of control takes place.

Shares held by the trustee of the Performance Share Plan, BWCI Trust Company Limited, may be voted at their discretion.

The company has a second scheme in place, the Executive Share Option Scheme. AMEC's policy is to grant share options under this scheme only selectively and in exceptional circumstances such as recruitment. No awards have been made under this scheme since 2004.

In addition, executive directors may participate in relevant all-employee share plans which provide options, without performance conditions, related to savings contracts with an aggregate limit of £250 savings per month.

Transformation Incentive Plan

A one-off incentive plan, designed to give additional impetus to the transformation of the company and to aid the retention of selected key top executives through this critical period, was approved by shareholders during the year. The plan requires participants to invest and hold AMEC shares for a three year period. These investment shares are then matched on a 4 to 1 basis. Vesting of matched shares is on a sliding scale based on achievement in 2010 of operating margins in excess of previous targets. Matching begins at nil for a margin of eight per cent and increases on a straight line basis to full vesting for a margin of 10 per cent. In addition, awards will not vest at all if 2010 earnings per share are less than 53p and the remuneration committee will expect to see earnings per share of at least 60p for full vesting to occur. It will assess the earnings per share growth between these levels and the quality of the operating margin achieved when deciding whether to scale back awards from the vesting level created by the operating margin. There is a claw-back provision in the event the 2010 accounts have to be restated because of inaccuracy.

Mr Brikho and Mr Bruce participate in the plan with investment shares equal to 150 per cent and 100 per cent respectively of their base salaries at the time of initial invitation in May 2008. Mr McHoul participates in the plan with investment shares equal to 100 per cent of base salary at the time of his later invitation as part of his joining terms. 11 other executives participate with investment shares ranging from 14 per cent to 100 per cent of their salaries at the times of invitation.

Share Ownership Guidelines

Guidelines are in place requiring executive directors and other senior executives to build up over a three year period and retain a holding of AMEC shares received from incentive plans or purchased by them. During the year, these guidelines were extended to all participants in the Transformation Incentive Plan and the level of targeted shareholding increased from one to two times salary for executive directors and from half to one times salary for other senior executives. The position against these targets is assessed in December of each year and will be reported on annually following the completion of the initial three year period at the end of 2009. Details of directors' interests at the end of 2008 are listed on page 71 of the report of the directors. Current details of the interests and transactions of directors are available on the AMEC website.

Executive directors' pension arrangements

Executive directors are eligible for membership of the AMEC Staff Pension Scheme and to have top-up benefits provided through the AMEC Executive Pension Scheme. The schemes are both defined benefit schemes registered with HMRC and also provide for life assurance cover and dependants' pensions. Executive directors who participate in the pension schemes accrue pension rights which are linked to the length of pensionable service and to pensionable salary. Executive directors who remain in employment beyond normal pension age are able to continue to accrue further pension rights. Pensionable salary in respect of scheme membership up to the end of 2007 is based on final salary and in respect of membership from 2008 onwards is based on career average revalued earnings. Benefits are restricted to a scheme earnings cap which was set at £123,750 for the 2008/9 tax year (£131,250 for 2009/10). In recognition of this restriction of pension benefits, participating executive directors also receive a taxable supplement of 20 per cent of their base salaries above the cap. There are no unregistered pension arrangements.

Executive directors are able to opt-out of further pension accrual, particularly if this would provide benefits in excess of the Life Time Allowance, in which case they will receive a non-bonusable salary supplement of 20 per cent of basic salary in lieu of further pension accrual. If individuals do accrue benefits in excess of the Life Time Allowance, the payment of the associated tax liability will be the responsibility of the individual and not AMEC.

Mr Brikho is a member of both pension schemes with a normal pension age of 60 and also has the benefit of additional life assurance in respect of earnings above the cap. Mr Bruce also participates and has a normal pension age of 62 with a right to draw accrued pension from age 57 onwards without actuarial reduction for early payment. Mr McHoul has not joined the schemes and therefore receives the 20 per cent supplement on his full salary and also has the benefit of life assurance of four times his basic salary.

Mr Siddall was also a member of the AMEC Staff and Executive Pension Schemes and had a right, under the Executive Scheme rules applying to those who joined prior to April 2005, to take his accrued pension from age 55 onwards without actuarial reduction for early payment, a right that he exercised on leaving employment.

Employment related benefits, principally the provision of a company car or car allowance, long-term disability and private medical expenses insurance, are also provided to executive directors. Mr Brikho also receives a temporary relocation allowance that will cease after September 2009. Mr Bruce, who is based in Aberdeen, receives an accommodation allowance in respect of nights spent in London and therefore does not claim associated costs as business expenses.

Executive directors' employment contracts

AMEC's policy is that on appointment, executive directors will normally be employed with a notice period of one year. In the event of employment being terminated with less notice than this, damages will be determined at the time, taking account of the circumstances leading up to the termination and the individual's duty to mitigate his loss. Executive directors are required to give six months' notice of resignation. This policy is followed for all current executive directors. Executive directors have a contractual retirement age of 65.

Service contracts for executive directors do not provide for extended notice periods in the event of a change of control. It is not the remuneration committee's intention to introduce such provisions.

The service contracts of the executive directors are available for review at the company's registered office in accordance with relevant legislation.

External directorships

Executive directors are not permitted to accept external directorships without the prior approval of the board.

Mr McHoul is a non-executive director of Premier Foods plc for which he received remuneration of £22,000 in respect of the part of the year when he was employed by AMEC.

Chairman

The remuneration committee is responsible for determining the remuneration and other terms of employment of the Chairman of the board. The contract of the Chairman, Mr Green-Armytage, runs to 20 January 2011. It may be terminated earlier than this on six months' written notice of resignation or with payment of six months' fees if the board withdraw their agreement to his continuing to serve as Chairman, other than for gross misconduct. The Chairman's current fee is £225,000 per annum and he is provided with life assurance cover of four times the AMEC pension scheme earnings cap. He does not participate in other benefit schemes or in any of the incentive schemes of the group.

Non-executive directors

The remuneration of non-executive directors is determined by the Chairman and the executive directors under delegated authority from the board. The non-executive directors receive fees for their services and do not participate in any of the incentive or benefit schemes of the group. Fees were reviewed with effect from 1 January 2008.

The current fee is £50,000 per annum. There is an additional fee of £7,500 per annum paid to the senior independent director. The policy with regard to fee structure is to reflect time commitment and responsibility of the various roles.

Additional fees are paid for chairing committees of the board as follows:

Audit committee	£12,500
Remuneration committee	£7,500
Compliance and ethics committee	£5,000

Non-executive directors may also be paid additional fees for other duties undertaken on behalf of the company. No such fees were paid in 2008.

The board's policy is that non-executive director appointments are normally for three consecutive three-year terms, subject to review after the end of each term. The non-executive directors as at 31 December 2008 have fixed-term contracts which run until the dates set out below:

	Date of contract	Service review date
E P Airey	26 May 1999	Not applicable
M O Hesse	1 June 2000	31 May 2009
P J Byrom	10 February 2005	9 February 2011
T W Faithfull	10 February 2005	9 February 2011

The contracts of non-executive directors may be terminated by the individual at any time and there are no specific provisions for compensation in the event of early termination by the company.

In accordance with the articles of association of AMEC, all directors are required to seek re-election by shareholders every three years.

Performance graph

The committee believes that the index for the FTSE All Share Oil Equipment and Services sub-sector, in which AMEC is classified, is the most appropriate comparison for relative share price performance. However since that index is only available from 2006 onwards, it is not currently possible to present a five year comparison. Accordingly, the graph below shows the value, by 31 December 2008, of £100 invested in AMEC plc on 31 December 2003 compared with the value of £100 invested in the FTSE 100 index. The other points plotted are the values at intervening financial year ends.

Total shareholder return


400
300
200
100
0
Value (£)
2003
2004
2005
2006
2007
2008
FTSE 100 Index
AMEC

Source: Thompson Financial

Directors' remuneration and related matters

The auditors are required to report on the following information on pages 85 to 87 of the directors' remuneration report.

Individual aspects of remuneration were as follows:

	Salary/fee £000	Pension supplement (i) £000	Accommodation allowance £000	Bonus (ii) £000	Benefits in kind (iii) £000	2008 Total £000	2007 Total £000
Executive							
S Y Brikho	**750**	**125**	**131**	**915**	**42**	**1,963**	1,843
I P McHoul (from 8 September 2008)	**142**	**28**	**-**	**140**	**4**	**314**	-
S J Siddall (to 31 May 2008)	**185**	**24**	**-**	**-**	**8**	**217**	782
J D Early (to 31 July 2007)	**-**	**-**	**-**	**-**	**-**	**-**	842
Non-executive							
J M Green-Armytage	**225**	**-**	**-**	**-**	**-**	**225**	200
E P Airey	**58**	**-**	**-**	**-**	**-**	**58**	55
M O Hesse	**55**	**-**	**-**	**-**	**-**	**55**	53
P J Byrom	**63**	**-**	**-**	**-**	**-**	**63**	60
T W Faithfull	**58**	**-**	**-**	**-**	**-**	**58**	55
J A Dallas (to 15 May 2007)	**-**	**-**	**-**	**-**	**-**	**-**	15
Total board	**1,536**	**177**	**131**	**1,055**	**54**	**2,953**	3,905

Notes

(i) Mr Siddall and Mr Brikho received a taxable supplement of 20 per cent of salary above the pension earnings cap. Mr McHoul received a taxable supplement of 20 per cent of full salary in lieu of pension accrual.

(ii) The bonus shown above for Mr Brikho represented 122 per cent of base salary for the year. He received the maximum award (95 per cent of salary) for the profit and cash flow components and close to the maximum for his personal targets, covering leadership in improving health, safety and environmental performance, leadership of the Operational Excellence programme and in management development. The bonus for Mr McHoul represented 98.5 per cent of his base salary for the part of the year after joining AMEC. He also received the maximum award (in his case 75 per cent of salary) for the profit and cash flow components and close to the maximum for his personal targets, covering Operational Excellence, strengthening finance and IT capabilities and financial communications.

(iii) The value of benefits in kind received during the year relates principally to the provision of a company car or car allowance and private medical expenses insurance.

Directors' remuneration report continued

The numbers of restricted shares held by executive directors to whom awards had been made under the Performance Share Plan 2002 (PSP), the Transformation Incentive Plan (TIP) and, in the case of Mr Brikho, the Recruitment Plan (RP), were as follows:

	Plan	As at 1 January 2008 Number	Awarded during the year Number	Date awarded	Market price at date of award Pence	Vested during the year Number	Lapsed during the year Number	As at 31 December 2008 or date of leaving Number	End of Restricted Period
S Y Brikho	RP	63,389		Oct 2006	358.00			63,389	Feb 2009
	PSP	544,693		Oct 2006	358.00			544,693	Sep 2009
	PSP	246,687		Apr 2007	532.25			246,687	Mar 2010
	PSP		208,912	Apr 2008	718.00			208,912	Mar 2011
	TIP		546,780	May 2008	890.00			546,780	May 2011
S J Siddall	PSP	97,679		Apr 2005	326.60	97,679		–	Mar 2008
	PSP	104,803		Sep 2005	343.50	104,803		–	Mar 2008
	PSP	169,615		Sep 2006	323.00		169,615	–	
	PSP	22,701		Sep 2006	334.50		22,701	–	
	PSP	147,720		Apr 2007	532.25		147,720	–	
I P McHoul	PSP		120,643	Sep 2008	746.00			120,643	Sep 2011
	TIP		205,360	Sep 2008	636.50			205,360	Sep 2011

Notes

(i) For the performance share awards made in April and September 2005, AMEC met the performance conditions for maximum vesting in April 2008. The share price at the date of vesting was 723.0p.

(ii) The awards made to Mr Brikho in October 2006 under the Recruitment Plan are not subject to performance conditions. These replaced share awards in his former employer which were forfeit on joining AMEC.

(iii) The terms and conditions of the Performance Share Plan have not been varied during the year.

(iv) The vesting date for awards under the Transformation Incentive Plan is three years from the date the individuals lodged their investment shares. The maximum number of shares that individuals could invest was based on salary and share price at the time of invitation. The award indicated represents the maximum four times match.

(v) The closing price of the shares at 31 December 2008 was 492.75 pence (2007: 838.50 pence).

(vi) The range of the closing prices for the shares during the year was 377.50 pence to 951.00 pence.

(vii) The register of directors' interests, which is open to inspection at the company's registered office, contains full details of directors' shareholdings, share options and awards under the performance share plans.

(viii) Had the restricted shares, as at 31 December 2008 detailed above, vested in full on that date, the approximate latent value before appropriate taxes for each of the current directors would have been: Mr Brikho, £7,936,000; and Mr McHoul, £1,606,000. These hypothetical figures assume that all relevant performance conditions would have been fully met, which in practice may not transpire.

The options over AMEC shares held by the directors under the Executive Share Option Schemes and Savings Related Share Option Scheme* were as follows:

	Date of grant	As at 1 January 2008 Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	**As at 31 December 2008 Number**	Option price Pence	Exercise period for options outstanding on 31 December 2008
S Y Brikho	Dec 2007	1,624*	–	–		**1,624**	591.00	Mar – Aug 2011
S J Siddall	Sep 2003	119,000	–	–	119,000	**–**	276.25	
	Dec 2007	1,624*	–	–	1,624	**–**	591.00	

Pension entitlements and benefits

The following directors were members of defined benefit schemes provided by the company during the year. Pension entitlements and corresponding transfer values increased as follows during the year.

	Gross increase in accrued pension £000	Increase in accrued pension net of inflation £000	Total accrued pension at 31 December 2008 £000	Value of net increase in accrual over period £000	Total change in value during period £000	Value of accrued pension at 31 December 2008 £000	Value of accrued pension at 31 December 2007 £000
S Y Brikho	**4**	**4**	**9**	**45**	**47**	**138**	79
S J Siddall	**2**	**1**	**32**	**10**	**43**	**694**	646

Notes

(i) Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year or date of leaving the company if earlier.

(ii) Transfer values have been calculated in accordance with the Trustee's transfer value basis.

(iii) The value of net increase represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year end or at the actual date of leaving, if earlier. It is based on the accrued pension increase after deducting the director's contribution.

(iv) The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director's contribution.

(v) Voluntary contributions paid by directors and resulting benefits are not shown.

(vi) Mr Siddall left employment on 31 May 2008.

T W Faithfull
Chairman, remuneration committee
On behalf of the board
12 March 2009

“AMEC's constant preoccupation with taking care of security and the environment has resulted in our project maintaining an excellent safety record. No project can be described as successful if it is finished on time and budget, but causes injuries to the workforce. AMEC has been improving its performance in the administration of our project that will allow us to complete it in a timely manner.”

Walter Droppelmann Project Director, Teck



Teck
amec

Left to right: Walter Droppelmann, Andacollo Project Director, Teck; Caupolican Cofré, Andacollo Hypogene Project Director, AMEC

Teck's Carmen de Andacollo Hypogene project in Chile is the latest landmark project in South America on which AMEC is providing engineering and project management services.

The project includes a 55,000 tonne per day concentrator to process reserves, which requires innovative, low cost design due to the low grade of the copper deposit. AMEC's project scope includes the concentrator, tailings and ancillary facilities, with its involvement starting in the early planning stages, followed by feasibility design and engineering, procurement and construction management services. The concentrator is expected to be completed during 2009.

For details go to amec.com/andacollo



Consolidated income statement

For the year ended 31 December 2008

	Note	**2008** Before amortisation and exceptional items £ million	**2008** Amortisation and exceptional items (note 5) £ million	**2008** Total £ million	2007 (restated) Before amortisation and exceptional items £ million	2007 (restated) Amortisation and exceptional items (note 5) £ million	2007 (restated) Total £ million
Continuing operations							
Revenue	2 & 3	**2,606.4**	**-**	**2,606.4**	2,356.2	-	2,356.2
Cost of sales		**(2,292.5)**	**-**	**(2,292.5)**	(2,118.0)	10.7	(2,107.3)
Gross profit		**313.9**	**-**	**313.9**	238.2	10.7	248.9
Administrative expenses		**(132.5)**	**(9.2)**	**(141.7)**	(131.9)	(2.5)	(134.4)
Profit on business disposals and closures		**-**	**109.0**	**109.0**	-	17.5	17.5
Profit before net financing income	2 & 4	**181.4**	**99.8**	**281.2**	106.3	25.7	132.0
Financial income		**32.1**	**-**	**32.1**	22.1	-	22.1
Financial expense		**(6.7)**	**-**	**(6.7)**	(3.7)	-	(3.7)
Net financing income	7	**25.4**	**-**	**25.4**	18.4	-	18.4
Share of post-tax results of joint ventures and associates	2	**-**	**-**	**-**	1.2	-	1.2
Profit before income tax		**206.8**	**99.8**	**306.6**	125.9	25.7	151.6
Income tax	8	**(62.7)**	**(34.2)**	**(96.9)**	(31.5)	1.4	(30.1)
Profit for the year from continuing operations		**144.1**	**65.6**	**209.7**	94.4	27.1	121.5
Profit/(loss) for the year from discontinued operations	9	**1.0**	**(11.7)**	**(10.7)**	(4.7)	227.6	222.9
Profit for the year		**145.1**	**53.9**	**199.0**	89.7	254.7	344.4
Attributable to:							
Equity holders of the parent				**199.7**			344.3
Minority interests				**(0.7)**			0.1
				199.0			344.4

	Note	2008	2007 (restated)
Basic earnings/(loss) per share:	10		
Continuing operations		**64.5p**	36.9p
Discontinued operations		**(3.3)p**	67.8p
		61.2p	104.7p
Diluted earnings/(loss) per share:	10		
Continuing operations		**63.1p**	36.1p
Discontinued operations		**(3.2)p**	66.2p
		59.9p	102.3p

Consolidated statement of recognised income and expense

For the year ended 31 December 2008

	Note	**2008 £ million**	2007 £ million
Actuarial (losses)/gains on defined benefit pension schemes	14	**(113.1)**	86.1
Exchange movements on translation of foreign subsidiaries		**89.2**	32.3
Net loss on hedges of net investment in foreign subsidiaries	21	**(38.6)**	(8.6)
Cash flow hedges:			
Effective portion of changes in fair value		**(12.3)**	1.8
Transferred to the income statement		**(0.3)**	(2.1)
Group share of changes in fair value of cash flow hedges within joint venture entities (net of tax)		**-**	2.4
Tax in respect of items recognised directly in equity	8	**32.8**	(21.9)
Net (expense)/income recognised directly in equity		**(42.3)**	90.0
Profit for the year		**199.0**	344.4
Total recognised income and expense for the year		**156.7**	434.4

	Note	**2008 £ million**	2007 £ million
Attributable to:			
Equity holders of the parent		**156.8**	434.3
Minority interests		**(0.1)**	0.1
Total recognised income and expense for the year	23	**156.7**	434.4

Consolidated balance sheet

As at 31 December 2008

	Note	2008 £ million	2007 £ million
ASSETS			
Non-current assets			
Property, plant and equipment	11	**50.6**	57.6
Intangible assets	12	**388.1**	223.8
Interests in joint ventures	13	**29.4**	22.7
Other investments	13	**1.0**	0.8
Retirement benefit assets	14	**107.7**	161.3
Deferred tax assets	15	**51.6**	58.9
Total non-current assets		**628.4**	525.1
Current assets			
Inventories	16	**11.7**	6.1
Trade and other receivables	17	**676.0**	529.4
Derivative financial instruments	21	**9.6**	3.1
Cash and cash equivalents	24	**764.6**	734.1
Assets classified as held for sale	18	**-**	19.0
Total current assets		**1,461.9**	1,291.7
Total assets	2	**2,090.3**	1,816.8
LIABILITIES			
Current liabilities			
Bank loans and overdrafts	20	**-**	(0.8)
Trade and other payables	19	**(722.5)**	(641.5)
Derivative financial instruments	21	**(21.2)**	(5.3)
Current tax payable		**(81.9)**	(59.6)
Liabilities classified as held for sale	18	**-**	(5.4)
Total current liabilities		**(825.6)**	(712.6)
Non-current liabilities			
Bank loans	20	**(0.1)**	(0.1)
Trade and other payables		**(28.3)**	-
Derivative financial instruments	21	**(33.9)**	-
Retirement benefit liabilities	14	**(9.5)**	(11.3)
Provisions	22	**(204.3)**	(199.4)
Total non-current liabilities		**(276.1)**	(210.8)
Total liabilities	2	**(1,101.7)**	(923.4)
Net assets	2	**988.6**	893.4
EQUITY			
Share capital	23	**169.0**	168.7
Share premium account	23	**100.7**	99.5
Hedging and translation reserves	23	**59.7**	16.8
Capital redemption reserve	23	**17.2**	17.2
Retained earnings	23	**639.4**	590.4
Total equity attributable to equity holders of the parent		**986.0**	892.6
Minority interests	23	**2.6**	0.8
Total equity	23	**988.6**	893.4

The accounts on pages 90 to 129 were approved by the board of directors on 12 March 2009 and were signed on its behalf by:

S Y Brikho
Chief Executive

I P McHoul
Chief Financial Officer

Consolidated cash flow statement

For the year ended 31 December 2008

	Note	2008 £ million	2007 £ million
Cash flow from operating activities			
Profit before income tax from continuing operations		**306.6**	151.6
(Loss)/profit before income tax from discontinued operations	9	**(11.6)**	290.7
Profit before income tax		**295.0**	442.3
Financial income		**(32.1)**	(24.2)
Financial expense		**6.7**	4.2
Share of post-tax results of joint ventures and associates		**-**	(6.0)
Intangible amortisation		**9.2**	2.5
Depreciation		**19.2**	21.7
Profit on disposal of businesses		**(110.6)**	(310.1)
Profit on disposal of property, plant and equipment		**(2.8)**	(2.3)
Difference between contributions to retirement benefit schemes and amounts recognised in the income statement		**(32.2)**	(30.9)
Equity settled share-based payments		**9.3**	5.3
		161.7	102.5
(Increase)/decrease in inventories		**(1.6)**	7.4
(Increase)/decrease in trade and other receivables		**(118.5)**	67.0
Increase/(decrease) in trade and other payables and provisions		**27.4**	(36.7)
Cash generated from operations		**69.0**	140.2
Interest paid		**(7.5)**	(4.2)
Tax paid		**(73.2)**	(38.0)
Net cash flow from operating activities		**(11.7)**	98.0
Cash flow from investing activities			
Acquisition of businesses (net of cash acquired)		**(87.5)**	(12.7)
Acquisition of joint ventures and other investments		**(5.2)**	(6.0)
Purchase of property, plant and equipment		**(20.7)**	(18.4)
Purchase of intangible assets		**(0.9)**	(0.2)
Disposal of businesses (net of cash disposed of)		**136.7**	263.1
Disposal of joint ventures, associates and other investments		**18.7**	19.2
Disposal of property, plant and equipment		**13.1**	9.7
Interest received		**32.0**	22.7
Dividends received from joint ventures		**0.6**	2.0
Net cash flow from investing activities		**86.8**	279.4
Net cash flow before financing activities		**75.1**	377.4
Cash flow from financing activities			
Repayment of loans		**(0.1)**	(4.3)
Dividends paid		**(43.7)**	(39.8)
Proceeds from shares issued		**1.5**	10.7
Acquisition of treasury shares (net)		**(21.8)**	(21.5)
(Acquisition)/disposal of shares by trustees of the Performance Share Plan		**(8.8)**	0.3
Net cash flow from financing activities		**(72.9)**	(54.6)
Increase in cash and cash equivalents		**2.2**	322.8
Cash and cash equivalents as at the beginning of the year		**733.4**	406.4
Exchange gains on cash and cash equivalents		**29.0**	4.2
Cash and cash equivalents as at the end of the year	24	**764.6**	733.4

Cash and cash equivalents consist of:			
Cash at bank and in hand		**124.0**	720.4
Short-term investments		**640.6**	13.7
		764.6	734.1
Overdrafts		**-**	(0.7)
Cash and cash equivalents	24	**764.6**	733.4

Notes to the consolidated accounts

1 Significant accounting policies

AMEC plc is a company domiciled in the UK.

Statement of compliance
The consolidated accounts include the accounts of AMEC plc ('AMEC') and all of its subsidiaries made up to 31 December each year, and the group's share of the profit after interest and tax, and net assets of joint ventures and associates, based on the equity method of accounting.

In accordance with EU law (IAS Regulation EC 1606/2002), the consolidated accounts of the group have been prepared in accordance with International Financial Reporting Standards ('IFRS') adopted for use in the EU as at 31 December 2008 ('adopted IFRS'), International Financial Reporting Interpretations Committee ('IFRIC') interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The company has elected to prepare its parent company accounts in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'); these are presented on pages 130 to 135.

IFRIC 11 on group and treasury share transactions has been adopted in the group's 2008 accounts and has had no material impact on the group's consolidated accounts.

During 2006, IFRIC 12 on service concession arrangements was issued. This interpretation is effective from 1 January 2008, but has yet to be adopted for use in the EU. In view of this, the directors consider that it remains appropriate to apply the approach set out in Application Note F of the UK Financial Reporting Standard 5 'Reporting the substance of transactions' in determining the accounting model to be applied to AMEC's PPP activities. This involves applying a 'risks and rewards' test to determine whether a non-current asset or finance debtor model should be followed. The directors do not expect this accounting policy to be significantly different to that under IFRIC 12.

During 2006, IFRS 8 on segment reporting was issued and is effective from 1 January 2009. IFRS 8 will require disclosure of segment information based on internal management information.

During 2007, IFRIC 14 on defined benefit pension scheme assets was issued. This interpretation is effective from 1 January 2008, but has yet to be adopted for use in the EU. In view of this it has not been applied by the group in the consolidated accounts. On adoption this is not expected to have an impact on the group's consolidated accounts as, following a review of the basis of recoverability in 2007, the surplus is recognised net of deferred tax on the balance sheet.

During 2008, IFRS 3 (revised) on business combinations was issued and is effective from 1 July 2009. IFRS 3 (revised) includes significant changes to the accounting for acquisitions, and will be applied prospectively by AMEC to business combinations on or after 1 January 2010.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these consolidated accounts.

Basis of preparation
The accounts are presented in Sterling, rounded to the nearest hundred thousand. They are prepared on the historical cost basis except that derivative financial instruments and retirement benefit assets and liabilities are stated at fair value.

The preparation of accounts in accordance with generally accepted accounting principles requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Some of these policies require a high level of judgement, and AMEC believes that the most critical accounting policies and significant areas of judgement and estimation arise from the accounting for defined benefit pension schemes under IAS 19 'Employee benefits', for long-term contracts under IAS 11 'Construction contracts' and for provisions under IAS 37 'Provisions, contingent liabilities and contingent assets'.

Defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries but significant judgements are required in relation to the assumptions for future salary and pension increases, inflation, the discount rate applied to the liabilities, investment returns and member longevity that underpin their valuations.

A significant amount of the group's activities are undertaken via long-term contracts. These contracts are accounted for in accordance with IAS 11 which requires estimates to be made for contract costs and revenues.

Management base their judgements of contract costs and revenues on the latest available information, which includes detailed contract valuations. In many cases the results reflect the expected outcome of long-term contractual obligations which span more than one reporting period. Contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events and often need to be revised as events unfold and uncertainties are resolved. The estimates of contract costs and revenues are updated regularly and significant changes are highlighted through established internal review procedures. In particular, the internal reviews focus on the timing and recognition of incentive payments and the age and recoverability of any unagreed income from variations to the contract scope or claims. The impact of the changes in accounting estimates is then reflected in the ongoing results.

1 Significant accounting policies continued

When accounting for provisions for litigation and other items the group has taken internal and external advice in considering known legal claims and actions made by or against the group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those which in the view of management are unlikely to succeed.

Cash deposits and financial transactions give rise to credit risk in the event that counterparties fail to perform under the contract. AMEC manages these risks by ensuring that surplus funds are placed with a diversified range of 25-30 mainstream banks and with each counterparty up to a pre-approved limit. These limits are set at prudent levels by the board, are based primarily on credit ratings set by Moody's, Standard & Poors and Fitch and have been reviewed in light of the recent market turbulence. The majority of bank deposits are short term and for three months or less.

The board's policy is to maintain a strong capital base and the group has remained in a net cash position throughout the year.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement. The results and other disclosures in respect of discontinued operations are shown in note 9.

The non-core Built Environment businesses were sold during 2007 and are treated as discontinued operations. Other discontinued operations include pipeline construction businesses which were sold during 2006 and 2007, and SPIE, which was sold in 2006. The cash flows of discontinued operations are fully consolidated within AMEC up to the date of sale and the assets and liabilities of discontinued operations that had not been sold at 31 December 2007 were shown separately on the consolidated balance sheet as at that date.

Restatement of 2007 income statement

The 2007 income statement has been restated to reflect a change in the presentation of cost of sales and administrative expenses whereby all operational overheads are now included in cost of sales. This ensures that all relevant variable costs are presented together in the income statement. Cost of sales has been increased by £69.3 million and administrative expenses reduced by £69.3 million. The 2007 income statement has also been restated to present the amortisation charge of £2.5 million less tax of £0.6 million in a separate column together with exceptional items. This presentation is considered to give a better indication of the underlying profit in the business.

Going concern

The directors are satisfied that the group has adequate resources to operate for the foreseeable future. At 31 December 2008 the group held net cash of £764.5 million and forecasts for the business indicate average weekly net cash for 2009 of £670 million.

In addition, the company had committed facilities of £315 million available as at 31 December 2008, of which £122 million lapses on 27 February 2009 and £193 million on 9 July 2009. Given the group's significant cash resources the decision was made not to renew the facilities during 2008. This decision will be kept under review during 2009. However, appropriate facilities will be maintained to meet ongoing requirements for performance related bonding and letters of credit.

Basis of consolidation

A subsidiary is an entity controlled by AMEC. Control is achieved where AMEC has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The results of subsidiaries are included in the consolidated accounts from the date that control commences until the date that control ceases.

A joint venture entity is an entity over whose activities AMEC has joint control, established by contractual agreement. An associate is an entity in which AMEC has significant influence, but not control, over the financial and operating policies. The consolidated accounts include the group's share of the total recognised gains and losses of associates and jointly controlled entities on an equity accounted basis. The results of joint venture entities and associates are included in the consolidated accounts from the date that joint control or significant influence commences until the date that it ceases.

Losses of a joint venture or an associate are recognised only to the extent of the group's interest in the joint venture or associate, unless the group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

Jointly controlled operations and assets where each party has its own separate interest in particular risks and rewards, are accounted for by including the attributable share of the assets it controls, liabilities and cash flows it incurs and its share of the income measured according to the terms of the arrangement.

Bid costs

Bid costs are expensed as incurred until the group is appointed as the preferred bidder. Subsequent to appointment as preferred bidder, bid costs are capitalised and held on the balance sheet provided the award of the contract is virtually certain and it is expected to generate sufficient net cash flow to allow recovery of the bid costs. Where bid costs are reimbursed at financial close, the proceeds are applied first against the balance of costs included in the balance sheet, with any additional amounts treated as deferred income and released to profit over the period of the contract.

Business combinations and goodwill

The purchase method is used to account for all business combinations.

Goodwill represents the excess of the fair value of the purchase consideration over the fair value of the assets, liabilities and contingent liabilities acquired.

Goodwill arising on acquisitions since 1 January 2004 is capitalised and subject to an impairment review, both annually and when there are indications that its carrying value may not be recoverable. Goodwill is not amortised.

Notes to the consolidated accounts continued

1 Significant accounting policies continued

Cash and cash equivalents
Cash comprises cash balances and deposits repayable on demand and available within one working day without penalty.

Cash equivalents are other deposits with a maturity period of three months or less from date of acquisition; convertible without an undue period of notice and are not subject to a significant risk of changes in value.

Bank overdrafts that are repayable on demand and form an integral part of AMEC's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Long-term contracts
As soon as the outcome of a long-term contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed by reference to surveys of work performed. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable, and contract costs are expensed as incurred. An expected loss on a contract is recognised immediately in the income statement.

Revenue in respect of variations to the contract scope and claims is recognised when it is probable that it will be received and is capable of being reliably measured. Incentive payments are recognised when a contract is sufficiently far advanced that it is probable that the required conditions will be met and the amount of the payment can be reliably measured.

The gross amounts due from customers under long-term contracts are stated at cost plus recognised profits, less provision for recognised losses and progress billings. These amounts are reported in trade and other receivables.

Payments on account in excess of the gross amounts due from customers are included in trade and other payables.

Discontinued operations and assets and liabilities held for sale
A discontinued operation is a separate major line of business or geographic area of operations that has either been disposed of or is held for sale, is a subsidiary acquired exclusively with a view to resale or is part of a plan to dispose of a major line of business or geographical area. An operation is classified as a discontinued operation in the year that the above criteria are met. The comparative income statement is restated to show the operation as discontinued from the start of the comparative period.

Non-current assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of a disposal group) are remeasured in accordance with the group's accounting policies. Thereafter generally the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, and retirement benefit assets, which continue to be measured in accordance with the group's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

Employee benefits
Defined contribution plans
Obligations for contributions to defined contribution pension plans are recognised in the income statement as incurred.

Defined benefit plans
The group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets (at bid price) is deducted. The liability discount rate is the yield at the balance sheet date on AA rated corporate bonds that have maturity dates approximating to the terms of the group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses are recognised directly in equity in the year in which they arise.

Following a review of the basis of recoverability in 2007, the pension surplus has been presented net of deferred tax in the balance sheet.

Financial instruments
Financial instruments are initially recorded at fair value. Subsequent valuation depends on the designation of the instrument.

Cash, deposits and short-term investments are held at amortised cost.

Derivative financial instruments are recognised initially and subsequently at fair value. The gain or loss on re-measurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments or by discounting the expected future cash flows at prevailing interest rates.

The sale and purchase of derivative financial instruments are non-speculative.

Cash flow hedges
Where a derivative financial instrument is designated as a hedge against the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, any gain or loss on the effective part of the derivative financial instrument is recognised directly in the hedging reserve. The gain or loss on any ineffective portion of the hedge is recognised immediately in the income statement.

Hedge accounting is discontinued when the hedging instrument no longer meets the criteria for hedge accounting, expires, or is sold, terminated or exercised. The cumulative gain or loss previously recognised in the hedging reserve remains there until the forecast transaction occurs. Where the hedged item is a non-financial asset, the cumulative gain or loss in the hedging reserve is transferred to the carrying amount of the asset when the asset is recognised. In other cases the cumulative gain or loss in the hedging reserve is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Fair value hedges
Where a derivative financial instrument is designated as a hedge against the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at amortised cost) and any gains or losses on re-measurement are recognised immediately in the income statement.

When hedge accounting ceases, any adjustment made to the carrying amount of the hedged item as a consequence of the fair value hedge relationship, is recognised in the income statement over the remaining life of the hedged item.

Foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at the rates of exchange ruling at the balance sheet date and any foreign exchange differences arising are recognised in the income statement. Trading results are translated at monthly average rates and any exchange differences arising are taken to a translation reserve. Non-monetary assets and liabilities that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.

Exchange differences arising on the translation of foreign currency net investments and any foreign currency borrowings, or forward contracts used to hedge those investments, are taken to a translation reserve. They are recycled and recognised as a profit or loss on the disposal or closure of a business. The cumulative translation difference for all foreign operations was deemed to be zero as at the date of transition to adopted IFRS.

Impairment
The carrying values of all of the group's assets other than inventories, balances on long-term contracts and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there are indications of an impairment in the carrying value then the recoverable amount is estimated and compared to the carrying amount. For goodwill and assets not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised to the extent that the carrying value of an asset exceeds its recoverable amount.

Intangible assets other than goodwill
Intangible assets acquired by the group, which include software, customer relationships, trademarks and order backlogs are stated at cost less accumulated amortisation and impairment losses. The cost of an intangible asset acquired in a business combination is fair value at date of acquisition.

Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, from the date they are available for use.

The estimated lives of intangible assets held at 31 December 2008 are as follows:

Software	Three to five years
Customer relationships	Three to ten years
Tradenames	Five years

Inventories
Inventories, including land held for and in the course of development, are stated at the lower of cost and net realisable value.

Development land and work in progress is included at cost less any losses foreseen in completing and disposing of the development. Cost includes cost of acquisition and development to date, including directly attributable fees and expenses net of rental and other income attributable to the development.

Leases
Operating lease costs are charged to the income statement on a straight line basis over the period of the lease.

Net financing income
Net financing income comprises interest receivable on funds invested, interest payable and foreign exchange gains and losses. Interest income and interest payable are recognised in profit or loss as they accrue, using the effective interest method.

Notes to the consolidated accounts continued

1 Significant accounting policies continued

Directly attributable finance costs are capitalised in the cost of purchased and constructed property, plant and equipment, until the relevant assets are brought into operational use. The only material projects where this has occurred are those held in the group's investments in joint ventures which are involved in PPP projects to finance, design and build assets and operate them on behalf of the customer.

Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. The cost of property, plant and equipment as at 1 January 2004, the date of transition to IFRS, was determined by reference to its fair value at that date.

Depreciation is provided on all property, plant and equipment, with the exception of freehold land, at rates calculated to write-off the cost, less estimated residual value, of each asset on a straight line basis over its estimated useful life. Reviews are made annually of the estimated remaining lives and residual values of individual assets.

The estimated lives used are:

Freehold buildings	Up to 50 years
Leasehold land and buildings	The shorter of the lease term or 50 years
Plant and equipment	Mainly three to five years

Provisions for litigation and other items

The group has taken internal and external advice in considering known legal claims and actions made by or against the group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those, which in the view of management are unlikely to succeed.

Revenue

Revenue is measured at the fair value of consideration received or receivable, excluding value added tax, for goods and services supplied to external customers. It includes the group's share of revenue from work carried out under jointly controlled operations.

Revenue from services and construction contracts is recognised by reference to the stage of completion of the contract, as set out in the accounting policy for long-term contracts.

Revenue from developments activities is recognised on completion of a signed sale agreement after all material conditions have been met.

Share-based payments

There are share-based payment arrangements which allow AMEC employees to acquire AMEC shares; these awards are granted by AMEC. The fair value of awards granted is recognised as a cost of employment with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the award. The fair value of the award is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where non-vesting is due to share prices or total shareholder return not achieving the threshold for vesting.

Taxation

Income tax expense comprises the sum of current tax charge and the movement in deferred tax.

Current tax payable or recoverable is based on taxable profit for the year using tax rates and laws that have been enacted or substantively enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax is recognised in the income statement except to the extent that it relates to items recognised in equity, in which case it is recognised in equity.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences with deferred tax assets being recognised where it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and adjustments made to the extent that it is no longer probable that sufficient profits will be available.

Assets and liabilities are not recognised if the temporary differences arise from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither accounting nor taxable profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted to apply when the deferred tax asset is realised or the liability is settled.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and it is intended that they will be settled on a net basis.

2 Segmental analysis of continuing operations – Class of business

As the group's management and internal reporting are structured by class of business, this is the basis for the group's primary segment reporting.

The business and financial review is based on the reported results before joint venture tax, intangible amortisation and pre-tax exceptional items, but including joint venture profit before tax. The results as presented in the business and financial review are reconciled to those presented in this note in the tables on pages 57 and 58.

Revenue and results

For the year ended 31 December 2008

	Natural Resources £ million	**Power and Process £ million**	**Earth and Environmental £ million**	**Investments and other activities £ million**	**Total £ million**
Total revenue	**1,204.2**	**1,021.8**	**400.2**	**20.0**	**2,646.2**
Internal revenue					**(39.8)**
Revenue					**2,606.4**
Segment result	**128.8**	**55.3**	**29.0**	**105.5**	**318.6**
Corporate costs					**(37.4)**
Profit before net financing income					**281.2**
Net financing income					**25.4**
Share of post-tax results of joint ventures	**1.0**	**1.2**	**-**	**(2.2)**	**-**
Income tax					**(96.9)**
Profit for the year from continuing operations					**209.7**

For the year ended 31 December 2007

	Natural Resources £ million	Power and Process £ million	Earth and Environmental £ million	Investments and other activities £ million	Total £ million
Total revenue	1,014.8	1,009.1	288.4	64.4	2,376.7
Internal revenue					(20.5)
Revenue					2,356.2
Segment result	93.7	48.4	20.9	5.5	168.5
Corporate costs					(36.5)
Profit before net financing income					132.0
Net financing income					18.4
Share of post-tax results of joint ventures and associates	0.7	0.4	–	0.1	1.2
Income tax					(30.1)
Profit for the year from continuing operations					121.5

Corporate costs comprise the costs of operating the head office of AMEC. These are not directly related to the activities of the segments.
The financing of the group's activities is undertaken at a head office level and consequently net financing income cannot be analysed segmentally.

2 Segmental analysis of continuing operations – Class of business continued

Assets and liabilities

As at 31 December 2008

	Natural Resources £ million	Power and Process £ million	Earth and Environmental £ million	Investments and other activities £ million	Total £ million
Segment assets	**337.5**	**253.3**	**159.2**	**31.3**	**781.3**
Goodwill					**345.5**
Interests in joint ventures	**0.6**	**3.9**	**0.3**	**24.6**	**29.4**
Cash and cash equivalents					**764.6**
Unallocated assets					**169.5**
Total assets					**2,090.3**
Segment liabilities	**(281.4)**	**(247.8)**	**(96.8)**	**(281.5)**	**(907.5)**
Bank loans					**(0.1)**
Unallocated liabilities					**(194.1)**
Total liabilities					**(1,101.7)**
Net assets					**988.6**
Net assets					
Segment assets less segment liabilities	**56.1**	**5.5**	**62.4**	**(250.2)**	**(126.2)**
Goodwill					**345.5**
Interests in joint ventures	**0.6**	**3.9**	**0.3**	**24.6**	**29.4**
Net cash					**764.5**
Unallocated net liabilities					**(24.6)**
					988.6

As at 31 December 2007

	Natural Resources £ million	Power and Process £ million	Earth and Environmental £ million	Investments and other activities £ million	Total £ million
Segment assets	273.0	208.7	85.8	34.3	601.8
Goodwill					215.4
Interests in joint ventures	(0.2)	0.6	0.2	22.1	22.7
Cash and cash equivalents					734.1
Unallocated assets					223.8
Assets classified as held for sale	–	–	–	19.0	19.0
Total assets					1,816.8
Segment liabilities	(243.2)	(260.2)	(51.3)	(241.6)	(796.3)
Bank loans and overdrafts					(0.9)
Unallocated liabilities					(120.8)
Liabilities classified as held for sale	–	–	–	(5.4)	(5.4)
Total liabilities					(923.4)
Net assets					893.4
Net assets					
Segment assets less segment liabilities	29.8	(51.5)	34.5	(207.3)	(194.5)
Goodwill					215.4
Interests in joint ventures	(0.2)	0.6	0.2	22.1	22.7
Net cash					733.2
Unallocated net assets					103.0
Assets and liabilities classified as held for sale	–	–	–	13.6	13.6
					893.4

The unallocated assets and liabilities principally comprise assets and liabilities relating to the pension schemes, dividends and taxation and are not directly related to the activities of the segments.

Goodwill is not directly attributable to business segments and there is no reasonable basis for allocation of goodwill to business segments.

2 Segmental analysis of continuing operations – Class of business continued

Other information

For the year ended 31 December 2008

	Natural Resources £ million	Power and Process £ million	Earth and Environmental £ million	Investments and other activities £ million	Total £ million
Capital expenditure:					
Property, plant and equipment	**9.0**	**6.7**	**4.8**	**0.2**	**20.7**
Intangible assets	**0.4**	**–**	**0.5**	**–**	**0.9**
Charges:					
Depreciation	**8.5**	**5.3**	**4.1**	**1.3**	**19.2**
Amortisation	**5.5**	**1.3**	**2.4**	**–**	**9.2**

For the year ended 31 December 2007

	Natural Resources £ million	Power and Process £ million	Earth and Environmental £ million	Investments and other activities £ million	Total £ million
Capital expenditure:					
Property, plant and equipment	5.2	3.5	6.0	4.1	18.8
Intangible assets	–	–	0.2	–	0.2
Charges:					
Depreciation	4.3	5.1	3.1	9.2	21.7
Amortisation	0.6	1.5	0.3	0.1	2.5

Details of capital expenditure of discontinued operations are given in note 9.

2 Segmental analysis of continuing operations – Geographical origin

Revenue and results

	UK		Rest of Europe		Americas		Rest of the world		Total	
	2008 £ million	2007 £ million	**2008 £ million**	2007 £ million	**2008 £ million**	2007 £ million	**2008 £ million**	2007 £ million	**2008 £ million**	2007 £ million
Revenue	**1,017.1**	950.5	**34.1**	88.6	**1,340.3**	1,180.9	**214.9**	136.2	**2,606.4**	2,356.2
Segment result	**147.4**	70.0	**2.1**	6.4	**145.8**	89.3	**23.3**	2.8	**318.6**	168.5
Corporate costs									**(37.4)**	(36.5)
Profit before net financing income									**281.2**	132.0
Net financing income									**25.4**	18.4
Share of post-tax results of joint ventures and associates	**0.7**	(0.4)	**–**	0.2	**0.5**	1.0	**(1.2)**	0.4	**–**	1.2
Income tax									**(96.9)**	(30.1)
Profit for the year from continuing operations									**209.7**	121.5

The analysis of total revenue by geographical market is not materially different from that by geographical origin. There is no revenue from transactions between geographic segments.

Assets and liabilities

	UK		Rest of Europe		Americas		Rest of the world		Total	
	2008 £ million	2007 £ million	**2008 £ million**	2007 £ million	**2008 £ million**	2007 £ million	**2008 £ million**	2007 £ million	**2008 £ million**	2007 £ million
Segment assets	**261.0**	219.8	**24.1**	18.0	**441.0**	308.6	**55.2**	55.4	**781.3**	601.8
Segment liabilities	**(351.7)**	(347.6)	**(88.8)**	(74.1)	**(410.0)**	(324.5)	**(57.0)**	(50.1)	**(907.5)**	(796.3)
Segment assets less segment liabilities	**(90.7)**	(127.8)	**(64.7)**	(56.1)	**31.0**	(15.9)	**(1.8)**	5.3	**(126.2)**	(194.5)
Goodwill	**43.3**	28.1	**7.3**	–	**291.3**	187.3	**3.6**	–	**345.5**	215.4
Interests in joint ventures	**3.2**	0.7	**9.3**	6.1	**1.1**	–	**15.8**	15.9	**29.4**	22.7
Net cash									**764.5**	733.2
Unallocated net (liabilities)/assets									**(24.6)**	103.0
Assets and liabilities classified as held for sale	**–**	12.5	**–**	1.1	**–**	–	**–**	–	**–**	13.6
Net assets									**988.6**	893.4

Notes to the consolidated accounts continued

2 Segmental analysis of continuing operations – Geographical origin continued

Other information

	UK		Rest of Europe		Americas		Rest of the world		Total	
	2008 £ million	2007 £ million	**2008 £ million**	2007 £ million	**2008 £ million**	2007 £ million	**2008 £ million**	2007 £ million	**2008 £ million**	2007 £ million
Capital expenditure:										
Property, plant and equipment	**4.6**	5.7	**1.5**	0.1	**13.0**	12.8	**1.6**	0.2	**20.7**	18.8
Intangible assets	**–**	–	**–**	–	**0.9**	0.2	**–**	–	**0.9**	0.2

3 Revenue

	2008 £ million	2007 £ million
Construction contracts	**532.7**	651.2
Services	**2,073.7**	1,705.0
	2,606.4	2,356.2

The revenue from construction contracts shown above is based on the definition of construction contracts included in IAS 11 and includes revenue from all contracts directly related to the construction of an asset even if AMEC's role is as a service provider, for example project management.

4 Profit before net financing income – continuing operations

	2008 £ million	2007 £ million
Depreciation of property, plant and equipment	**19.2**	21.7
Minimum payments under operating leases	**63.7**	67.5

There are no material receipts from subleases.

	2008 £ million	2007 £ million
Fees paid to auditors and their associates:		
Audit of these financial statements	**0.3**	0.3
The audit of subsidiaries, associates and joint ventures pursuant to legislation	**1.3**	1.0
Other services supplied pursuant to such legislation	**–**	0.1
Other services relating to taxation	**0.7**	0.7
Services relating to corporate finance transactions	**0.1**	2.0
All other services	**–**	0.5
	2.4	4.6

Services relating to corporate finance transactions in the year include:

	2008 £ million	2007 £ million
Costs in respect of the divestments of Built Environment businesses	**–**	2.0
Costs in respect of other acquisitions and disposals	**0.1**	–
	0.1	2.0

Details of amounts charged in arriving at the profit before net financing costs of discontinued operations are given in note 9.

5 Amortisation and exceptional items

	2008 £ million	2007 £ million
Natural Resources	**6.9**	–
Power and Process	**–**	11.5
Investments and other activities	**102.1**	16.7
Exceptional items of continuing operations	**109.0**	28.2
Taxation on exceptional items of continuing operations	**(37.2)**	0.8
Exceptional items of discontinued operations (post-tax)	**(11.7)**	227.6
Post-tax exceptional profits	**60.1**	256.6
Post-tax amortisation of intangible assets	**(6.2)**	(1.9)
Post-tax amortisation and exceptional items	**53.9**	254.7

5 Amortisation and exceptional items continued

Post-tax exceptional profits are further analysed as follows:

	2008			2007		
	Gains/ (losses) on disposals £ million	Other exceptional items £ million	Total £ million	Gains on disposals £ million	Other exceptional items £ million	Total £ million
Continuing operations	**110.7**	**(1.7)**	**109.0**	17.7	10.5	28.2
Discontinued operations	**(0.1)**	**(11.7)**	**(11.8)**	292.4	2.8	295.2
Profit/(loss) before tax	**110.6**	**(13.4)**	**97.2**	310.1	13.3	323.4
Tax	**(37.6)**	**0.5**	**(37.1)**	(66.8)	–	(66.8)
Profit/(loss) after tax	**73.0**	**(12.9)**	**60.1**	243.3	13.3	256.6

During 2008, the UK Wind Developments business, excluding AMEC's share of the Isle of Lewis development, and a number of smaller businesses, were sold resulting in an aggregate pre-tax exceptional gain of £110.6 million (post-tax: £73.0 million).

Other exceptional items in 2008 include provision and other adjustments in relation to outstanding matters on various legacy projects.

Divestment of the group's four Built Environment businesses was successfully completed during the fourth quarter of 2007. This, combined with the profit on disposal of peripheral businesses in the first half of the year, resulted in an aggregate pre-tax exceptional gain of £310.1 million (post-tax: £243.3 million).

In 2007, other exceptional items comprise provision releases of £12.7 million and other releases of £18.2 million in relation to the settlement of several outstanding matters on projects including Jormag (Jordan Magnesia Company Ltd), Thelwall and several other construction related projects. In addition provisions were increased by £16.9 million and other liabilities by £0.7 million, to reflect developments on three US and one UK construction projects.

6 Staff costs and employee numbers – continuing operations

	2008 £ million	2007 £ million
Wages and salaries	**900.6**	693.5
Social security costs	**61.3**	85.8
Equity settled share-based payments	**9.3**	4.1
Contributions to defined contribution schemes	**14.1**	9.0
Defined benefit pension schemes credit	**(5.9)**	(1.9)
	979.4	790.5

The average number of people employed was as follows:	2008 Number	2007 Number
Natural Resources	**8,710**	7,691
Power and Process	**6,111**	5,739
Earth and Environmental	**3,933**	3,547
Investments and other activities	**272**	391
	19,026	17,368

Staff costs and employee numbers for discontinued operations are analysed in note 9.

Details of directors' remuneration are provided in the directors' remuneration report on pages 79 to 87.

7 Net financing income – continuing operations

	2008 £ million	2007 £ million
Financial income:		
Interest income on bank deposits	**28.7**	22.1
Foreign exchange gains	**3.4**	–
	32.1	22.1
Financial expense:		
Interest expense on financial liabilities measured at amortised cost	**(2.2)**	(1.7)
Foreign exchange losses	**(4.5)**	(2.0)
	(6.7)	(3.7)
Net financing income	**25.4**	18.4

7 Net financing income – continuing operations continued

The above financial income and expenses include the following in respect of assets/(liabilities) not at fair value through profit or loss:

	2008 £ million	2007 £ million
Total interest income on financial assets	**28.7**	22.1
Total interest expense on financial liabilities	**(2.2)**	(1.7)

8 Income tax – continuing operations

Income tax arises in respect of the different categories of income and expenses as follows:

	2008 £ million	2007 £ million
Income tax expense on continuing operations before exceptionals and intangible amortisation	**62.7**	31.5
Income tax credit on intangible amortisation	**(3.0)**	(0.6)
Income tax charge/(credit) in respect of exceptional items	**37.2**	(0.8)
Total income tax expense from continuing operations in the income statement	**96.9**	30.1
Income tax in respect of joint ventures	**1.4**	0.6
Total income tax for continuing operations	**98.3**	30.7

	2008 £ million	2007 £ million
Current tax:		
UK corporation tax at 28.5 per cent (2007: 30.0 per cent)	**38.5**	10.3
Double tax relief	**(4.0)**	(5.0)
Overseas tax	**61.8**	29.8
Adjustments in respect of prior years	**–**	2.2
	96.3	37.3
Deferred tax:		
UK deferred tax at 28.0 per cent (2007: 28.0 per cent), pension surplus at 35.0 per cent (2007: 35.0 per cent) – origination and reversal of temporary differences	**13.1**	6.0
Overseas deferred tax	**(9.2)**	1.5
Adjustments in respect of prior years	**(1.9)**	(14.7)
	2.0	(7.2)
Total income tax expense for continuing operations	**98.3**	30.1

Factors affecting tax expense for the year are explained as follows:

	2008 £ million	2007 £ million
Profit before income tax from continuing operations	**306.6**	151.6
Add: tax on joint ventures and associates	**1.4**	0.6
Adjusted profit before income tax from continuing operations	**308.0**	152.2
Expected income tax expense	**87.8**	45.7
Non-deductible expenses – pre-exceptional	**8.5**	2.7
Non-deductible expenses – exceptional	**5.7**	–
Non taxable income	**(4.7)**	(7.0)
Impact of providing deferred tax on pension surplus at 35.0 per cent	**2.3**	1.5
Impact of change in UK tax rate to 28.0 per cent on deferred tax	**(0.7)**	1.3
Overseas income and expenses taxed at rates other than 28.5 per cent (2007: 30.0 per cent)	**9.7**	8.6
Utilisation of previously unrecognised tax losses	**(11.1)**	(12.8)
Current year losses for which no deferred tax asset was recognised	**2.7**	2.6
Adjustments in respect of prior years	**(1.9)**	(12.5)
Total income tax expense for the year for continuing operations	**98.3**	30.1

8 Income tax – continuing operations continued

	2008 £ million	2007 £ million
Tax recognised directly in equity:		
Current tax	**(2.4)**	-
Deferred tax (note 15)	**(30.4)**	21.9
Tax (credit)/expense recognised directly in equity	**(32.8)**	21.9

9 Profit for the year from discontinued operations

Discontinued operations include the non-core Built Environment businesses, pipeline construction activities and SPIE.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

The results of the discontinued operations are as follows:

	2008 £ million	2007 £ million
Revenue	**0.1**	710.7
Cost of sales and net operating expenses	**0.1**	(715.2)
Profit/(loss) before exceptional items and income tax	**0.2**	(4.5)
Attributable tax	**0.8**	(0.2)
	1.0	(4.7)
Exceptional items	**(11.7)**	2.8
Attributable tax on exceptional items	**0.4**	(0.9)
(Loss)/profit on disposal	**(0.1)**	292.4
Attributable tax on (loss)/profit on disposal	**(0.3)**	(66.7)
(Loss)/profit for the year from discontinued operations	**(10.7)**	222.9

Revenue from discontinued operations falls into the following categories:

	2008 £ million	2007 £ million
Construction contracts	**-**	634.5
Services	**0.1**	76.2
	0.1	710.7

The profit from discontinued operations is stated after charging:

	2008 £ million	2007 £ million
Minimum payments under operating leases	**-**	31.8

No fees were paid to auditors and their associates in 2008 (2007: £nil). There are no material receipts from subleases.

The staff costs of discontinued operations are as follows:

	2008 £ million	2007 £ million
Wages and salaries	**-**	134.1
Social security costs	**-**	13.5
Equity settled share-based payments	**-**	1.2
Contributions to defined contribution schemes	**-**	0.4
Defined benefit pension scheme expense	**-**	7.4
	-	156.6

The average number of people employed by discontinued operations was nil (2007: 5,549).

	2008 £ million	2007 £ million
Capital expenditure:		
Property, plant and equipment	**-**	0.6

Notes to the consolidated accounts continued

10 Earnings per share

Basic and diluted earnings per share is shown on the face of the income statement. The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Performance Share Plan and Transformation Incentive Plan, those held by the qualifying employee share ownership trust and those held in treasury by the company.

	2008			2007		
	Earnings £ million	**Weighted average shares number million**	**Earnings per share pence**	Earnings £ million	Weighted average shares number million	Earnings per share pence
Basic earnings from continuing operations	**210.4**	**326.3**	**64.5**	121.4	328.7	36.9
Share options	**–**	**1.5**	**(0.3)**	–	2.5	(0.2)
Employee share and incentive schemes	**–**	**5.7**	**(1.1)**	–	5.3	(0.6)
Diluted earnings from continuing operations	**210.4**	**333.5**	**63.1**	121.4	336.5	36.1
Basic (loss)/earnings from discontinued operations	**(10.7)**	**326.3**	**(3.3)**	222.9	328.7	67.8
Share options	**–**	**1.5**	**–**	–	2.5	(0.5)
Employee share and incentive schemes	**–**	**5.7**	**0.1**	–	5.3	(1.1)
Diluted (loss)/earnings from discontinued operations	**(10.7)**	**333.5**	**(3.2)**	222.9	336.5	66.2

Basic and diluted profit from continuing operations is calculated as set out below:

	2008 £ million	2007 £ million
Profit for the year from continuing operations	**209.7**	121.5
Loss/(profit) attributable to minority interests	**0.7**	(0.1)
Basic and diluted profit from continuing operations	**210.4**	121.4

In order to appreciate the effects of intangible amortisation and exceptional items on the reported performance, additional calculations of earnings per share from continuing operations are presented.

	2008			2007		
	Earnings £ million	**Weighted average shares number million**	**Earnings per share pence**	Earnings £ million	Weighted average shares number million	Earnings per share pence
Basic earnings from continuing operations	**210.4**	**326.3**	**64.5**	121.4	328.7	36.9
Exceptional items	**(71.8)**	**–**	**(22.0)**	(29.0)	–	(8.8)
Intangible amortisation (post tax)	**6.2**	**–**	**1.9**	1.9	–	0.6
Basic earnings from continuing operations before intangible amortisation and exceptional items	**144.8**	**326.3**	**44.4**	94.3	328.7	28.7
Share options	**–**	**1.5**	**(0.2)**	–	2.5	(0.2)
Employee share and incentive schemes	**–**	**5.7**	**(0.8)**	–	5.3	(0.5)
Diluted earnings from continuing operations before intangible amortisation and exceptional items	**144.8**	**333.5**	**43.4**	94.3	336.5	28.0

11 Property, plant and equipment

	Land and buildings £ million	Plant and equipment £ million	Total £ million
Cost:			
As at 1 January 2007	30.8	127.5	158.3
Exchange and other movements	(0.1)	0.6	0.5
Acquired through business combinations	0.6	0.6	1.2
Additions	2.6	16.2	18.8
Disposals	(5.6)	(29.7)	(35.3)
Disposal of businesses	(5.6)	(6.4)	(12.0)
As at 31 December 2007	22.7	108.8	131.5
Exchange and other movements	7.7	46.2	53.9
Acquired through business combinations	0.9	6.7	7.6
Additions	3.4	17.3	20.7
Disposals	(10.3)	(15.1)	(25.4)
Disposal of businesses	–	(34.0)	(34.0)
Reclassification	(0.9)	0.9	–
As at 31 December 2008	**23.5**	**130.8**	**154.3**
Depreciation:			
As at 1 January 2007	7.8	77.2	85.0
Exchange and other movements	(0.1)	(2.0)	(2.1)
Provided during the year	1.7	20.0	21.7
Disposals	(3.1)	(25.9)	(29.0)
Disposal of businesses	(1.7)	–	(1.7)
As at 31 December 2007	4.6	69.3	73.9
Exchange and other movements	6.9	41.3	48.2
Acquired through business combinations	0.6	3.7	4.3
Provided during the year	2.1	17.1	19.2
Disposals	(3.2)	(11.8)	(15.0)
Disposal of businesses	–	(26.9)	(26.9)
Reclassification	0.2	(0.2)	–
As at 31 December 2008	**11.2**	**92.5**	**103.7**
Net book value:			
As at 31 December 2008	**12.3**	**38.3**	**50.6**
As at 31 December 2007	18.1	39.5	57.6
As at 1 January 2007	23.0	50.3	73.3

	2008 £ million	2007 £ million
The net book value of land and buildings comprised:		
Freehold	**7.2**	15.8
Long leasehold	**0.5**	2.0
Short leasehold	**4.6**	0.3
	12.3	18.1

Notes to the consolidated accounts continued

12 Intangible assets

	Goodwill £ million	Software £ million	Other £ million	Total £ million
Cost:				
As at 1 January 2007	214.9	6.2	12.2	233.3
Exchange and other movements	23.1	0.8	0.2	24.1
Acquisition of subsidiaries	8.4	–	1.5	9.9
Additions	–	0.2	–	0.2
Disposals	–	(0.3)	–	(0.3)
Disposal of subsidiary	(1.0)	(1.0)	(0.9)	(2.9)
As at 31 December 2007	245.4	5.9	13.0	264.3
Exchange and other movements	50.1	1.1	8.2	59.4
Acquisition of subsidiaries	84.7	–	36.4	121.1
Additions	–	0.9	–	0.9
As at 31 December 2008	**380.2**	**7.9**	**57.6**	**445.7**
Amortisation:				
As at 1 January 2007	27.0	3.2	5.5	35.7
Exchange and other movements	4.0	0.5	–	4.5
Provided during the year	–	1.1	1.4	2.5
Disposal of subsidiary	(1.0)	(0.6)	(0.6)	(2.2)
As at 31 December 2007	30.0	4.2	6.3	40.5
Exchange and other movements	4.7	0.8	2.4	7.9
Provided during the year	–	0.3	8.9	9.2
As at 31 December 2008	**34.7**	**5.3**	**17.6**	**57.6**
Net book value:				
As at 31 December 2008	**345.5**	**2.6**	**40.0**	**388.1**
As at 31 December 2007	215.4	1.7	6.7	223.8
As at 1 January 2007	187.9	3.0	6.7	197.6

The group is required to test its goodwill and intangible assets for impairment at least annually, or more frequently if indicators of impairment exist.

The group has five acquired cash generating units ('CGUs') with material unamortised goodwill as set out in the table below. This is the lowest level at which goodwill is monitored by management. Unamortised goodwill in the table below may differ from that disclosed in note 25 due to exchange movements between the date of acquisition and 31 December 2008. The recoverable amount of the CGU has been based on value in use calculations. These calculations use cash flow projections included in the financial budgets approved by management covering a two year period and pre-tax discount rates as set out in the table below, given the current market conditions, management believe that the discount rates chosen are conservative. For the purposes of the calculation of the recoverable amount, the cash flow projections beyond the two year period include two per cent growth per annum, which is in line with long-term average growth rate for the regions in which the CGUs operate. The value in use has been compared to the carrying value for each CGU and no impairment charge is required.

The financial budgets are developed using an assumed workload and margin for the following year. Workload is underpinned by a secured order book for each CGU. During the second half of 2008, AMEC was awarded a number of milestone contracts by customers focused on long-term fundamentals, with the aggregate value of all contracts awarded to the group in the second half of 2008 being close to £2 billion. Despite extreme volatility in financial and raw materials markets, the aggregate order book impact of deferral or cancellation of existing contracts across the group during the period was insignificant. The margin selected is based on management's review of the margins on orders received and from the results of the STEP Change and Operational Excellence initiatives. The group's margin target for 2010 was raised from eight to 8.5 per cent during 2008 and good progress has been made towards this.

A sensitivity analysis has been performed, at the individual CGU level, in order to review the impact of changes in key assumptions. For example, a 10 per cent decrease in volume, with all other assumptions held constant, or a one per cent decrease in margin, with all other assumptions held constant did not identify any material impairments. Similarly, zero growth after the initial two year period, with all other assumptions held constant or a one per cent increase in discount rate did not identify any material impairments.

	Unamortised goodwill 2008 £ million	Unamortised goodwill 2007 £ million	**Pre-tax discount rate 2008 per cent**	Pre-tax discount rate 2007 per cent
AGRA Inc	**172.4**	153.4	**12.6**	8.4
Bower Damberger Rolseth Engineering Limited	**32.8**	–	**12.9**	–
Geomatrix Consultants Inc	**35.3**	–	**14.4**	–
NNC Holdings Limited	**35.0**	34.2	**13.8**	8.4
Rider Hunt International Limited	**13.5**	–	**12.6**	–

13 Interest in joint ventures, associates and other investments

	Joint ventures £ million	Associates £ million	Total of joint ventures and associates £ million	Other investments £ million
Net book value:				
As at 1 January 2007	77.7	7.5	85.2	0.9
Exchange and other movements	0.3	–	0.3	–
Additions	6.0	–	6.0	–
Disposals	(3.2)	(7.3)	(10.5)	–
Disposal of businesses	(49.8)	–	(49.8)	(0.1)
Net movement in share of reserves	8.5	(0.2)	8.3	–
Dividends received	(2.0)	–	(2.0)	–
Reclassified as held for sale	(14.8)	–	(14.8)	–
As at 31 December 2007	22.7	–	22.7	0.8
Exchange and other movements	2.1	–	2.1	0.2
Additions	5.2	–	5.2	–
Dividends received	(0.6)	–	(0.6)	–
As at 31 December 2008	**29.4**	**–**	**29.4**	**1.0**

Principal group companies are listed on page 138.

Other investments are all classified as available-for-sale financial assets.

In 2007, the group did not recognise its share of the net losses of £0.2 million of joint venture companies for which the group has no obligation to fund. There were no such unrecognised losses in 2008. Cumulative unrecognised net liabilities at 31 December 2008 amount to £nil million (2007: £5.2 million).

An analysis of the group's interests in the assets and liabilities of joint ventures and associates is as follows:

	Joint ventures 2008 £ million	Joint ventures 2007 £ million	**Associates 2008 £ million**	Associates 2007 £ million
Current assets	**48.5**	51.2	**–**	–
Non-current assets	**198.1**	300.3	**–**	–
Current liabilities	**(62.5)**	(64.3)	**–**	–
Non-current liabilities	**(154.7)**	(264.5)	**–**	–
Group share of net assets	**29.4**	22.7	**–**	–

An analysis of the group's share of the revenue and expenses of joint ventures and associates is as follows:

	Joint ventures 2008 £ million	Joint ventures 2007 £ million	**Associates 2008 £ million**	Associates 2007 £ million
Revenue	**60.1**	40.1	**–**	10.4
Expenses	**(58.7)**	(38.2)	**–**	(10.5)
Share of profit/(loss) before tax	**1.4**	1.9	**–**	(0.1)
Tax	**(1.4)**	(0.6)	**–**	–
Share of post-tax results	**–**	1.3	**–**	(0.1)

Guarantees and commitments in respect of joint ventures and associates are set out in note 28.

Notes to the consolidated accounts continued

13 Interest in joint ventures, associates and other investments continued

PPP service concessions

Details of the PPP service concessions are as follows:

		Financial close	Equity stake	Concession period	Net equity invested	Equity committed
Transport	A13 Thames Gateway	2000	25%	30 years	-*	-
	Incheon Bridge, Korea	2005	26%	30 years	£17.6m	£2.9m

*The net equity invested in A13 Thames Gateway was written down in a previous period from £5.9 million to £nil.

14 Retirement benefit assets and liabilities

The group operates a number of pension schemes for UK and overseas employees. Substantially all UK members are in funded defined benefit schemes, the main schemes being the AMEC Staff Pension Scheme and the AMEC Executive Pension Scheme. The majority of overseas members are in defined contribution schemes. Contributions by the group into defined contribution schemes are disclosed in note 6.

Defined benefit schemes

A full actuarial valuation of the two major UK schemes is being carried out as at 1 April 2008 and the preliminary results have been updated by the schemes' actuaries for the requirement to assess the present value of the liabilities of the schemes as at 31 December 2008. The assets of the schemes are stated at their aggregate market value as at 31 December.

The principal assumptions made by the actuaries in relation to the main UK schemes are as follows:

	2008 Per cent	2007 Per cent
Rate of discount	**6.0**	5.7
Rate of inflation	**2.8**	3.2
Rate of increase in salaries	**3.8**	4.2
Rate of increase in pensions in payment (future/past service)	**2.5/2.8**	3.2/3.2
Expected rate of return on scheme assets:		
Equities	**7.3**	8.1
Bonds	**6.0**	5.7
Gilts	**3.8**	4.6
Property	**5.8**	6.6

For the main UK pension schemes, the assumed life expectancy is as follows:

	Male years	Female years
Member aged 65 (current life expectancy)	21.2	23.5
Member aged 45 (life expectancy at 65)	23.1	25.4

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice.

To develop the expected long-term rate of return on assets assumption, the company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets for the portfolio. This resulted in the selection of the 5.63 per cent assumption as at 31 December 2008.

Mortality assumptions were strengthened during the year with part of the PA00 series of tables being adopted, taking into account each member's year of birth adjusted by an age rating of +1 year and allowing for 'medium cohort' with an underpin of one per cent per annum improvements in longevity. The impact of updating the mortality assumptions has been to reduce the current surplus (pre-tax) by c.£63 million, or approximately six per cent of the liabilities.

Following a review of the basis of recoverability in 2007, the surplus is presented net of deferred tax on the balance sheet.

14 Retirement benefit assets and liabilities continued

The amounts recognised in the balance sheet are as follows:

	2008 £ million	2007 £ million
Retirement benefit assets	**165.7**	248.0
Deferred tax on retirement benefit assets	**(58.0)**	(86.7)
Retirement benefit assets net of deferred tax	**107.7**	161.3
Retirement benefit liabilities	**(9.5)**	(11.3)
Retirement benefit net asset	**98.2**	150.0

The retirement benefit liabilities of £9.5 million (2007: £11.3 million) reflect primarily the deficit on the overseas schemes.

The movement in deferred tax on retirement benefit assets consists of £11.4 million charged to the income statement and £40.1 million credited through reserves.

The major categories of scheme assets as a percentage of total scheme assets are as follows:

	2008 Per cent	2007 Per cent
Equities	**30.6**	32.7
Bonds	**60.1**	57.8
Property	**8.3**	9.3
Other	**1.0**	0.2
	100.0	100.0

The amounts recognised in the income statement are as follows:

	2008 £ million	2007 £ million
Current service cost	**12.5**	26.4
Interest cost	**61.1**	59.4
Expected return on scheme assets	**(79.5)**	(80.3)
Total (income)/expense included within staff costs (note 6, note 9)	**(5.9)**	5.5
Curtailment gain	**-**	(28.5)
Total amount recognised in the income statement	**(5.9)**	(23.0)
The total amount is recognised in the income statement as follows:		
Cost of sales	**4.0**	(3.1)
Administrative expenses	**(9.9)**	1.2
(Loss)/profit for the year from discontinued operations:		
Before exceptional items	**-**	7.4
Profit on disposal	**-**	(28.5)
Total amount recognised in the income statement	**(5.9)**	(23.0)

The curtailment gain in 2007 arose as a result of active members in the disposed businesses becoming deferred pensioners, releasing the salary growth reserve held in relation to their accrued pension benefits.

Changes in the present value of the defined benefit liability are as follows:

	2008 £ million	2007 £ million
As at 1 January	**1,090.9**	1,150.5
Exchange movements	**1.2**	6.2
Reclassification	**-**	26.4
Current service cost	**12.5**	26.4
Interest cost	**61.1**	59.4
Plan participants' contributions	**7.2**	10.1
Actuarial gains	**(57.0)**	(90.7)
Curtailment gain	**-**	(28.5)
Benefits paid	**(51.0)**	(68.9)
As at 31 December	**1,064.9**	1,090.9

Notes to the consolidated accounts continued

14 Retirement benefit assets and liabilities continued

Changes in the fair value of scheme assets are as follows:

	2008 £ million	2007 £ million
As at 1 January	**1,327.6**	1,243.1
Exchange movements	**1.6**	4.8
Reclassification	**-**	26.4
Expected return on plan assets	**79.5**	80.3
Actuarial losses	**(170.1)**	(4.6)
Employer contributions	**26.3**	36.4
Plan participants' contributions	**7.2**	10.1
Benefits paid	**(51.0)**	(68.9)
As at 31 December	**1,221.1**	1,327.6

The movement in the scheme net assets during the year is as follows:

	2008 £ million	2007 £ million
Scheme net asset as at 1 January	**236.7**	92.6
Exchange movements	**0.4**	(1.4)
Total income/(expense) as above	**5.9**	(5.5)
Employer contributions	**26.3**	36.4
Curtailment gain	**-**	28.5
Actuarial (losses)/gains recognised in reserves	**(113.1)**	86.1
Scheme net asset as at 31 December	**156.2**	236.7

Cumulative actuarial gains and losses recognised in equity are as follows:

	2008 £ million	2007 £ million
As at 1 January	**22.2**	(63.9)
Net actuarial (losses)/gains recognised in the year	**(113.1)**	86.1
As at 31 December	**(90.9)**	22.2

The actual return on scheme assets is as follows:

	2008 £ million	2007 £ million
Actual return on scheme assets	**(84.9)**	75.7

The history of experience gains and losses has been as follows:

	2008	2007	2006	2005	2004
Defined benefit obligation as at 31 December (£ million)	**(1,064.9)**	(1,090.9)	(1,150.5)	(1,270.1)	(1,094.9)
Fair value of assets as at 31 December (£ million)	**1,221.1**	1,327.6	1,243.1	1,288.6	1,161.5
Surplus (£ million)	**156.2**	236.7	92.6	18.5	66.6
Difference between expected and actual return on scheme assets (£ million)	**(164.4)**	(4.6)	3.9	130.8	27.8
Percentage of scheme assets	**(13.5)**	(0.3)	0.3	10.2	2.4
Experience gains and losses on scheme liabilities (£ million)	**5.6**	3.5	–	(27.3)	(0.7)
Percentage of scheme liabilities	**0.5**	0.3	–	(2.1)	(0.1)

Contributions

The company expects to contribute £18 million to its defined benefit pension schemes in 2009. This includes special contributions of £5 million.

15 Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net	
	2008 £ million	2007 £ million	**2008 £ million**	2007 £ million	**2008 £ million**	2007 £ million
Property, plant and equipment	**17.7**	14.2	**(1.7)**	(0.4)	**16.0**	13.8
Intangible assets	**0.1**	–	**(12.9)**	(1.9)	**(12.8)**	(1.9)
Retirement benefits	**2.1**	4.1	**–**	(0.2)	**2.1**	3.9
Derivative financial instruments	**4.6**	0.9	**–**	(0.3)	**4.6**	0.6
Provisions	**42.6**	15.3	**–**	–	**42.6**	15.3
Employee share schemes	**3.9**	17.8	**–**	–	**3.9**	17.8
Other items	**0.7**	11.4	**(9.3)**	(3.5)	**(8.6)**	7.9
Tax losses carried forward	**3.8**	1.5	**–**	–	**3.8**	1.5
Deferred tax assets/(liabilities)	**75.5**	65.2	**(23.9)**	(6.3)	**51.6**	58.9
Offset of deferred tax assets and liabilities relating to income tax levied by the same taxation authority	**(23.9)**	(6.3)	**23.9**	6.3	**–**	–
Net deferred tax assets/(liabilities)	**51.6**	58.9	**–**	–	**51.6**	58.9

Movements in deferred tax assets and liabilities during the year

	As at 1 January 2007 £ million	Exchange and other movements £ million	Disposals £ million	Recognised in income £ million	Recognised in equity £ million	Reclassified to retirement benefit asset £ million	Reclassified as held for sale £ million	As at 31 December 2007 £ million
Property, plant and equipment	11.2	–	–	2.6	–	–	–	13.8
Intangible assets	(2.9)	0.1	–	0.9	–	–	–	(1.9)
Retirement benefits	(25.3)	0.6	0.1	(22.3)	(35.9)	86.7	–	3.9
Derivative financial instruments	0.5	–	–	–	0.1	–	–	0.6
Provisions	1.8	–	–	13.5	–	–	–	15.3
Employee share schemes	–	–	–	4.1	13.7	–	–	17.8
Other items	(1.5)	0.9	0.4	3.7	0.2	–	4.2	7.9
Tax losses carried forward	22.3	–	–	(20.8)	–	–	–	1.5
	6.1	1.6	0.5	(18.3)	(21.9)	86.7	4.2	58.9

	As at 1 January 2008 £ million	Exchange and other movements £ million	Acquisitions £ million	Recognised in income £ million	Recognised in equity £ million	**As at 31 December 2008 £ million**
Property, plant and equipment	13.8	0.1	–	2.1	–	**16.0**
Intangible assets	(1.9)	0.2	(15.7)	4.6	–	**(12.8)**
Retirement benefits	3.9	0.2	–	(1.0)	(1.0)	**2.1**
Derivative financial instruments	0.6	–	–	0.3	3.7	**4.6**
Provisions	15.3	5.9	0.1	21.3	–	**42.6**
Employee share schemes	17.8	–	–	(1.5)	(12.4)	**3.9**
Other items	7.9	(0.8)	3.2	(18.9)	–	**(8.6)**
Tax losses carried forward	1.5	0.4	–	1.9	–	**3.8**
	58.9	6.0	(12.4)	8.8	(9.7)	**51.6**

The deferred tax credit of £8.8 million recognised in income consists of a credit of £9.4 million relating to continuing operations and a charge of £0.6 million in respect of discontinued operations.

The total deferred tax (charge)/credit recognised in income and equity in respect of continuing operations as reported in note 8 are reconciled to the table above as follows:

	Recognised in income £ million	Recognised in equity £ million
Reported above as movements in deferred tax assets and liabilities	9.4	(9.7)
Deferred tax on retirement benefit assets (note 14)	(11.4)	40.1
Total deferred tax (charge)/credit (note 8)	(2.0)	30.4

Notes to the consolidated accounts continued

15 Deferred tax assets and liabilities continued

Factors affecting the tax charge in future years

There are a number of factors that may affect the group's future tax charge including the resolution of open issues with tax authorities, corporate acquisitions and disposals, the use of brought forward losses and changes in tax legislation and tax rates.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2008 £ million	2007 £ million
Deductible temporary differences	29.5	34.4
Tax losses	39.9	45.8
	69.4	80.2

There are tax losses of £18.3 million arising in the US. £3.3 million expire in 2009 and £15.0 million expire in 2024.

The other tax losses and deductible temporary differences not recognised by the group do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the group can utilise these assets.

No deferred tax liability has been recognised in respect of £300 million of unremitted earnings of subsidiaries, associates and joint ventures because the group is in a position to control the timing of the reversal of the temporary difference and it is not probable that such differences will reverse in the foreseeable future.

The amount of unrecognised deferred tax liabilities in respect of these unremitted earnings is estimated to be £3.8 million.

16 Inventories

	2008 £ million	2007 £ million
Development land and work in progress	5.3	–
Raw materials and consumables	1.2	3.5
Other work in progress	5.2	2.5
Finished goods and goods for resale	–	0.1
	11.7	6.1

The amount of inventories recognised as an expense during 2008 was £nil million (2007: £2.4 million, all of which related to operations now discontinued).

17 Current trade and other receivables

	2008 £ million	2007 £ million
Amounts expected to be recovered within one year:		
Gross amounts due from customers	228.6	167.7
Trade receivables	388.0	294.5
Amounts owed by joint ventures	2.5	3.2
Other receivables	18.0	19.2
Prepayments and accrued income	28.1	34.8
	665.2	519.4
Amounts expected to be recovered after more than one year:		
Trade receivables	7.5	6.5
Amounts owed by joint ventures	2.5	1.6
Other receivables	0.8	1.9
	10.8	10.0
	676.0	529.4

Trade receivables expected to be recovered within one year include retentions of £21.5 million (2007: £20.9 million) relating to contracts in progress. Trade receivables expected to be recovered after more than one year include retentions of £7.5 million (2007: £6.5 million) relating to contracts in progress.

The aggregate amount of costs incurred plus recognised profits (less recognised losses) for all contracts in progress for continuing businesses at the balance sheet date was £6,520.9 million (2007: £5,606.4 million).

Trade receivables, amounts owed by joint ventures and other receivables are classified as loans and receivables.

18 Assets and liabilities held for sale

As at 31 December 2007, the following assets and liabilities of AMEC's interests in the Petersbogen and RMG joint ventures were classified as being held for sale. Following divestments during 2008, no assets or liabilities are classified as being held for sale as at 31 December 2008.

	2008 £ million	2007 £ million
Assets held for sale		
Interests in joint ventures	-	14.8
Trade and other receivables	-	4.2
	-	19.0
Liabilities held for sale		
Trade and other payables	-	(1.2)
Deferred tax liabilities	-	(4.2)
	-	(5.4)
Net assets held for sale	-	13.6

19 Current trade and other payables

	2008 £ million	2007 £ million
Amounts expected to be settled within one year:		
Trade payables	**405.6**	376.4
Gross amounts due to customers	**58.4**	56.1
Amounts owed to joint ventures	**0.9**	0.3
Other taxation and social security costs	**26.0**	35.2
Other payables	**113.9**	75.2
Accruals and deferred income	**98.4**	77.0
Dividends	**17.5**	15.5
	720.7	635.7
Amounts expected to be settled after more than one year:		
Trade payables	**0.5**	2.0
Other payables	**0.1**	3.7
Accruals and deferred income	**1.2**	0.1
	1.8	5.8
	722.5	641.5

Gross amounts due to customers includes advances received of £25.4 million (2007: £42.6 million).

Trade payables, amounts owed to joint ventures, other taxation and social security costs, other payables and dividends are classified as other financial liabilities.

20 Bank loans and overdrafts

	2008 £ million	2007 £ million
Current		
Bank loans and overdrafts	-	0.8
Non-current		
Bank loans	**0.1**	0.1

All of the group's borrowings are unsecured. The bank loans and overdrafts are denominated in a number of currencies and bear interest based on LIBOR.

21 Financial instruments

Details of the group's financial risk management objectives and policies, together with its policies for hedging are provided in the business and financial review on pages 62 and 63.

Hedging of interest rate risk
The group remained in a net cash position throughout the year. As a result, long-term interest rate hedging (for periods beyond three to six months) is not considered appropriate. However, as UK interest rates have fallen steadily this will have an impact on interest income in 2009.

Hedging of foreign currency risk – cash flow hedges
The group looks to mitigate the foreign exchange risk typically arising where contracts are awarded in, or involve costs, in non-local currency. Forward foreign exchange contracts and foreign exchange swaps are used for this purpose and designated as cash flow hedges. The notional contract amount, carrying amount and fair values of forward contracts and swaps designated as cash flow hedges are as follows:

	2008 Notional contract amount £ million	2007 Notional contract amount £ million	**2008 Carrying amount and fair value £ million**	2007 Carrying amount and fair value £ million
Current assets	**10.5**	25.1	**2.2**	1.6
Current liabilities	**67.4**	12.0	**(13.2)**	(0.9)
	77.9	37.1	**(11.0)**	0.7

The following tables indicate the periods in which the cash flows associated with the forward foreign exchange contracts designated as cash flow hedges are expected to occur and the periods in which they are expected to impact profit or loss:

							2008
	Carrying amount £ million	**Expected cash flows £ million**	**6 months or less £ million**	**6-12 months £ million**	**1-2 years £ million**	**2-5 years £ million**	**More than 5 years £ million**
Forward exchange contracts							
Assets	**2.2**	**10.5**	**2.8**	**1.9**	**3.5**	**2.3**	**–**
Liabilities	**(13.2)**	**67.4**	**22.9**	**13.1**	**12.5**	**18.9**	**–**
	(11.0)	**77.9**	**25.7**	**15.0**	**16.0**	**21.2**	**–**

							2007
	Carrying amount £ million	Expected cash flows £ million	6 months or less £ million	6-12 months £ million	1-2 years £ million	2-5 years £ million	More than 5 years £ million
Forward exchange contracts							
Assets	1.6	25.1	8.7	7.6	8.8	–	–
Liabilities	(0.9)	12.0	3.9	3.3	3.5	1.3	–
	0.7	37.1	12.6	10.9	12.3	1.3	–

21 Financial instruments continued

Certain forward foreign exchange contracts and foreign exchange swaps are not designated as cash flow hedges and changes in their fair value are recognised through the income statement. The notional contract amount, carrying amount and fair values of these forward contracts and swaps are as follows:

	2008 Notional contract amount £ million	2007 Notional contract amount £ million	**2008 Carrying amount and fair value £ million**	2007 Carrying amount and fair value £ million
Current assets	**108.6**	69.4	**7.4**	1.5
Current liabilities	**28.4**	9.7	**(1.6)**	(0.3)
	137.0	79.1	**5.8**	1.2

Hedging of foreign currency risk – net investment hedges

The group uses forward foreign exchange contracts and currency interest rate swaps which have been designated as hedges of the net investments in subsidiaries in Canada and the US. The notional contract amount, carrying amount and fair values of swaps designated as net investment hedges are as follows:

	2008 Notional contract amount £ million	2007 Notional contract amount £ million	**2008 Carrying amount and fair value £ million**	2007 Carrying amount and fair value £ million
Current liabilities	**25.3**	138.3	**(6.4)**	(4.1)
Non-current liabilities	**174.0**	–	**(33.9)**	–
	199.3	138.3	**(40.3)**	(4.1)

A net foreign exchange loss for the year of £38.6 million (2007: loss of £8.6 million) was recognised in the translation reserve in respect of these forward foreign exchange contracts and swaps.

Interest rate risk – contractual maturity and effective interest rates

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they mature:

			2008
	Effective interest rate Per cent	**Total £ million**	**6 months or less £ million**
Cash and cash equivalents	**2.3**	**764.6**	**764.6**
Unsecured bank loans:			
Sterling fixed rate loan	**7.2**	**(0.1)**	**(0.1)**
		764.5	**764.5**

21 Financial instruments continued

			2007
	Effective interest rate Per cent	Total £ million	6 months or less £ million
Cash and cash equivalents	5.3	734.1	734.1
Unsecured bank loans:			
Sterling fixed rate loan	6.8	(0.2)	(0.2)
Bank overdrafts			
Sterling overdraft	6.3	(0.7)	(0.7)
		733.2	733.2

Currency risk

The group publishes its consolidated accounts in Sterling. It conducts business in a range of currencies, including Canadian and US dollars and currencies linked to the US dollar. As a result, the group is exposed to foreign exchange risks, which will affect transaction costs and the translation results and value of underlying assets of its foreign subsidiaries.

The group hedges its material transaction related exposures. With respect to translation exposure, the group does not hedge the profits generated in non-Sterling currencies but does hedge a proportion of assets denominated in foreign currencies.

The impact of a 10 per cent movement in the average Sterling/Canadian dollar and Sterling/US dollar rates on post-tax profit for 2008 is £10.0 million (2007: £7.0 million). The impact of a 10 per cent movement in the closing rates on equity for 2008 is £22.8 million (2007: £14.0 million).

Credit risk

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments recorded in the balance sheet.

The ageing of trade receivables at the year end was:

	Gross receivables 2008 £ million	**Impairment 2008 £ million**	Gross receivables 2007 £ million	Impairment 2007 £ million
Not past due	**171.7**	**(1.6)**	188.6	(0.5)
Past due 0-30 days	**109.1**	**(2.5)**	48.1	–
Past due 31-120 days	**47.2**	**(2.7)**	27.4	(1.8)
Past due 121-365 days	**54.1**	**(10.0)**	12.1	(5.7)
More than one year	**11.0**	**(9.8)**	17.4	(12.0)
	393.1	**(26.6)**	293.6	(20.0)

The above analysis excludes retentions relating to contracts in progress of £21.5 million (2007: £20.9 million) expected to be recovered within one year and £7.5 million (2007: £6.5 million) expected to be recovered after one year. Net receivables as at 31 December 2008 include £1.2 million (2007: £5.4 million) in respect of amounts overdue by more than one year. The group believes there is no material exposure in respect of these balances.

Receivables past due 31-120 days and receivables past due 121-365 days includes balances totalling £8.1 million (2007: £nil) and £16.9 million (2007: £nil) respectively to be collected on behalf of a third party. There is no credit risk in respect of these balances.

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2008 £ million	2007 £ million
As at 1 January	**(20.0)**	(20.1)
Disposal of businesses	**–**	2.6
Exchange movements	**(4.9)**	–
Addition in impairment allowance	**(1.7)**	(2.5)
As at 31 December	**(26.6)**	(20.0)

Based on past experience, the group believes that no material impairment allowance is necessary in respect of trade receivables not past due.

Trade receivable exposures are typically with large companies and government backed organisations, and the credit ratings of these organisations are monitored. Credit risks are minimised through the use of letters of credit, parent company guarantees, insurance instruments and forward funding where achievable.

The group's most significant customer is Shell, which in 2008 accounted for around eight per cent of continuing revenues.

Cash deposits and financial transactions give rise to credit risk in the event that counterparties fail to perform under the contract. AMEC manages these risks by ensuring that surplus funds are placed with counterparties up to a pre-approved limit. These limits are set at prudent levels by the board, and are based primarily on credit ratings set by Moody's, Standard & Poors and Fitch. Credit ratings are monitored continuously by the group treasury department.

The group treasury department monitors counterparty exposure on a global basis to avoid over concentration of exposure to any one counterparty.

21 Financial instruments continued

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2008 £ million	Carrying amount 2007 £ million	**Fair value 2008 £ million**	Fair value 2007 £ million
Current trade and other receivables	**419.3**	326.9	**419.3**	326.9
Forward foreign exchange contracts and foreign exchange swaps:				
Assets	**9.6**	3.1	**9.6**	3.1
Liabilities	**(55.1)**	(5.3)	**(55.1)**	(5.3)
Cash and cash equivalents	**764.6**	734.1	**764.6**	734.1
Bank overdrafts	**–**	(0.7)	**–**	(0.7)
Unsecured bank loans	**(0.1)**	(0.2)	**(0.1)**	(0.2)
Current trade and other payables	**(564.5)**	(508.3)	**(564.5)**	(508.3)
Assets and liabilities classified as held for sale:				
Trade and other receivables	**–**	4.2	**–**	4.2
Trade and other payables	**–**	(1.2)	**–**	(1.2)

Fair values are determined as follows:

Trade and other receivables and payables are valued at their amortised cost, which are deemed to reflect fair value.

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates.

The fair value of forward foreign exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate.

Bank loans and bonds are valued based on discounted expected future principal and interest cash flows.

22 Provisions

	Litigation settlement and future legal costs £ million	Indemnities granted and retained obligations on disposed businesses £ million	Insurance £ million	Onerous property contracts £ million	Total £ million
As at 1 January 2008	71.5	78.9	39.9	9.1	199.4
Exchange movements	14.2	13.8	–	–	28.0
Transfer from trade and other payables	7.2	–	–	–	7.2
Utilised	(26.4)	(3.8)	–	(1.2)	(31.4)
Charged/(credited) to the income statement:					
Additional provisions	23.0	1.0	1.4	1.9	27.3
Unused amounts reversed	(24.2)	(2.0)	–	–	(26.2)
As at 31 December 2008	**65.3**	**87.9**	**41.3**	**9.8**	**204.3**

Provision was made during 2006 and prior for the estimated litigation, settlement and future legal costs in connection with the group's ongoing major litigation – major contingent liabilities are discussed in more detail in note 28.

In 2007 provision was made for obligations relating to completed projects related to the Built Environment and other peripheral businesses which were sold during 2007.

The provision for indemnities relates to the indemnification of the purchasers of SPIE in 2006, purchasers of the Built Environment businesses and other peripheral businesses in 2007, and to the Wind Developments business which was sold in 2008.

The insurance provision relates to the potential liabilities in the group's captive insurance entity and provisions in relation to risks associated with insurance claims.

Future outflows in respect of the onerous property contracts are expected to occur over the next several years. Due to the nature of the other liabilities, the timing of any potential future outflows is uncertain.

Notes to the consolidated accounts continued

23 Share capital and reserves

	Share capital £ million	Share premium account £ million	Hedging reserve £ million	Translation reserve £ million	Capital redemption reserve £ million	Retained earnings £ million	Amounts recognised in equity relating to assets and liabilities held for sale £ million	Total equity attributable to equity holders of the parent £ million	Minority interests £ million	Total equity £ million
As at 1 January 2007	166.8	90.7	(15.1)	(5.4)	17.2	238.9	0.9	494.0	0.8	494.8
Total recognised income and expense	–	–	2.2	23.5	–	408.7	(0.1)	434.3	0.1	434.4
Dividends	–	–	–	–	–	(41.3)	–	(41.3)	–	(41.3)
Shares issued	1.9	8.8	–	–	–	–	–	10.7	–	10.7
Equity settled share-based payments	–	–	–	–	–	5.3	–	5.3	–	5.3
Disposal of shares by trustees of the Performance Share Plan	–	–	–	–	–	0.3	–	0.3	–	0.3
Dividend paid to minority interests	–	–	–	–	–	–	–	–	(0.1)	(0.1)
Acquisition of treasury shares	–	–	–	–	–	(21.5)	–	(21.5)	–	(21.5)
Recognised in profit on disposal	–	–	11.0	0.6	–	–	(0.8)	10.8	–	10.8
As at 31 December 2007	168.7	99.5	(1.9)	18.7	17.2	590.4	–	892.6	0.8	893.4
Total recognised income and expense	–	–	(9.2)	50.2	–	115.8	–	156.8	(0.1)	156.7
Dividends	–	–	–	–	–	(45.5)	–	(45.5)	–	(45.5)
Shares issued	0.3	1.2	–	–	–	–	–	1.5	–	1.5
Equity settled share-based payments	–	–	–	–	–	9.3	–	9.3	–	9.3
Acquisition of shares by trustees of the Performance Share Plan (net)	–	–	–	–	–	(8.8)	–	(8.8)	–	(8.8)
Acquisition of treasury shares (net)	–	–	–	–	–	(21.8)	–	(21.8)	–	(21.8)
Acquisition of businesses	–	–	–	–	–	–	–	–	1.9	1.9
Recognised in profit on disposal	–	–	1.9	–	–	–	–	1.9	–	1.9
As at 31 December 2008	**169.0**	**100.7**	**(9.2)**	**68.9**	**17.2**	**639.4**	**–**	**986.0**	**2.6**	**988.6**

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

The translation reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations, as well as from the translation of liabilities and the cumulative net change in the fair value of instruments that hedge the company's net investment in foreign subsidiaries.

The group has acquired 3,200,000 shares (2007: 3,768,800) during the year which are held in treasury. During the year 1,347,048 shares were transferred to share scheme participants leaving a balance held in treasury as at 31 December 2008 of 5,621,752 shares (2007: 3,768,800). £43.3 million has been deducted from equity in respect of these shares.

A qualifying share ownership trust ('the Quest') was established on 26 August 1999. The Quest holds shares issued by the company in connection with the savings related share option scheme. There was no activity in the Quest during the year. During 2007 the Company allotted 811,773 shares to the Quest and the Quest transferred 1,689,796 shares to employees exercising options.

As at 31 December 2008 the Quest held 259 (2007: 259) shares.

23 Share capital and reserves continued

Share capital

The authorised share capital of the company is £350.0 million (2007: £350.0 million). This comprises 700 million (2007: 700 million) ordinary shares of 50 pence each. All the ordinary shares rank parri passu in all respects. To the company's knowledge and belief, there are no restrictions on the transfer of shares in the company or on voting rights between holders of shares.

	2008 £ million	2007 £ million
Allotted, called up and fully paid ordinary shares of 50 pence each	**169.0**	168.7

The movement in issued share capital was as follows:

	Number	£ million
As at 1 January 2007	333,610,291	166.8
Qualifying employee share ownership trust allotments	811,773	0.4
Exercise of executive share options	24,424	–
Exercise of savings related share options	3,031,797	1.5
As at 31 December 2007	337,478,285	168.7
Exercise of executive share options	19,543	–
Exercise of savings related share options	468,043	0.3
As at 31 December 2008	**337,965,871**	**169.0**

During the year the company issued 487,586 ordinary shares of 50 pence each, for a consideration of £1.5 million, settled in cash.

Share-based payments

Offers are made periodically in certain countries under the UK and International Savings Related Share Option Schemes which are open to all employees in those countries who meet minimum service criteria. Grants of share options are made to participating employees that entitle them to buy shares in the company normally after three years at up to 20 per cent discount to the market price of the shares at the time of offer. In the US, to conform with the relevant tax rules, options are granted at a maximum discount of 15 per cent to the share price at the time of grant and are normally exercisable after two years. In certain countries, awards take the form of cash-settled stock appreciation rights.

Under the Performance Share Plan, annual awards are made to directors and selected senior employees of restricted shares that are subject to both market and non-market based conditions calculated over a three-year period. During 2008, one-off awards were made under the Transformation Incentive Plan that are subject to non-market based conditions related to 2010 performance. Detailed terms of these plans are included in the remuneration report on pages 81 and 82.

The Company has a second scheme in place, the Executive Share Option Scheme. AMEC's policy is to grant share options under this scheme only selectively and in exceptional circumstances such as recruitment. No awards have been made under this scheme since 2004.

The share-based payment arrangements operated by the group are predominantly equity-settled and, other than in defined good leaver circumstances, require participants to be still in employment with the group at the time of vesting.

The number and weighted average exercise price of share options under the Savings Related Share Option Scheme and the Executive Share Option Scheme are as follows:

	Weighted average exercise price 2008 pence	**Number of options 2008**	Weighted average exercise price 2007 pence	Number of options 2007
Outstanding on 1 January	**421**	**7,196,033**	257	13,617,285
Lapsed/cancelled	**354**	**(2,434,504)**	270	(4,923,788)
Exercised	**278**	**(1,825,034)**	227	(4,703,019)
Granted	**485**	**2,887,226**	601	3,205,555
Outstanding on 31 December	**526**	**5,823,721**	421	7,196,033
Exercisable on 31 December	**278**	**319,751**	276	1,634,500

Options were exercised on a regular basis during the year, and the average share price for the year was 713 pence (2007: 640 pence).

Options outstanding on 31 December 2008 have weighted average remaining contractual lives as follows:

	Weighted average remaining contractual life 2008 (years)	**Number of options 2008**	Weighted average remaining contractual life 2007 (years)	Number of options 2007
100.00 pence to 199.99 pence	**–**	**–**	0.1	19,543
200.00 pence to 299.99 pence	**–**	**319,751**	2.8	3,970,935
300.00 pence to 399.99 pence	**0.2**	**455,168**	–	–
500.00 pence to 599.99 pence	**2.1**	**4,808,053**	3.2	2,910,457
Over 700.00 pence	**0.1**	**240,749**	2.1	295,098
		5,823,721		7,196,033

23 Share capital and reserves continued

Share awards granted during the year under the Performance Share Plan were as follows:

	Weighted average fair value 2008 pence	Number of shares 2008	Weighted average fair value 2007 pence	Number of shares 2007
Share awards granted during the year	**501**	**1,244,844**	395	1,608,430

The fair value of services received in return for share options granted and shares awarded are measured by reference to the fair value of those instruments. For grants in either the current or preceding year, the pricing models used and inputs (on a weighted average basis where appropriate) into those models are as follows:

	Savings Related Share Option Scheme (Black-Scholes model)		Performance Share Plan (Monte Carlo model)		Transformation Incentive Plan (Black-Scholes model)
	2008	2007	**2008**	2007	**2008**
Weighted average fair value at measurement date	**80p**	210p	**493p**	395p	**753p**
Share price	**426p**	747p	**718p**	532p	**799p**
Exercise price	**485p**	601p	**N/A**	N/A	**N/A**
Expected share price volatility	**33%**	24%	**26%**	24%	**N/A**
Option life	**3.3 years**	3.3 years	**N/A**	N/A	**N/A**
Expected dividend yield	**2.0%**	2.5%	**2.0%**	2.5%	**2.0%**
Risk-free interest rate	**2.7%**	4.8%	**N/A**	N/A	**N/A**
Comparator share price volatility	**N/A**	N/A	**27%**	24%	
Correlation between two companies in comparator group	**N/A**	N/A	**33%**	25%	**N/A**

The expected share price volatility is based on the historical volatility of the company's share price.

The performance conditions attaching to the Performance Share Plan involve a comparison of the total shareholder return of the company with that of its comparators and achievement of targeted earnings per share growth. The former is a market based test and as such is incorporated into the grant date fair value of the award.

Dividends	2008 £ million	2007 £ million
Dividends charged to reserves		
Final dividend in respect of 2007 of 8.8 pence (2007: final dividend in respect of 2006 of 8.0 pence) per share	**28.6**	26.2
Interim dividend in respect of 2008 of 5.3 pence (2007: interim dividend in respect of 2007 of 4.6 pence) per share	**17.3**	15.1
Reversal of over accrual in respect of previous years	**(0.4)**	-
	45.5	41.3
Dividends paid		
Interim dividend in respect of 2007 of 4.6 pence (2007: interim dividend in respect of 2006 of 4.2 pence) per share	**15.1**	13.6
Final dividend in respect of 2007 of 8.8 pence (2007: final dividend in respect of 2006 of 8.0 pence) per share	**28.6**	26.2
	43.7	39.8

The amounts waived by Trustees of the Performance Share Plan in respect of the interim and final dividends was £0.8 million (2007: £0.7 million).

The directors are proposing a final dividend in respect of the financial year ending 31 December 2008 of 10.1 pence per share, which will absorb an estimated £33.0 million of equity. Subject to approval, it will be paid on 1 July 2009 to shareholders on the register of members on 22 May 2009. The dividend has not been provided for and there are no income tax consequences for the company. This final dividend together with the interim dividend of 5.3 pence (2007: 4.6 pence) per share results in a total dividend of 15.4 pence per share (2007: 13.4 pence).

24 Analysis of cash, cash equivalents and net cash

	As at 1 January 2008 £ million	Cash flow £ million	Exchange and other non-cash movements £ million	**As at 31 December 2008 £ million**
Cash at bank and in hand	720.4	(625.4)	29.0	**124.0**
Short-term investments	13.7	626.9	–	**640.6**
Cash and cash equivalents disclosed on the balance sheet	734.1	1.5	29.0	**764.6**
Overdrafts	(0.7)	0.7	–	**–**
Total cash and cash equivalents	733.4	2.2	29.0	**764.6**
Current debt	(0.1)	0.1	–	**–**
Non-current debt	(0.1)	–	–	**(0.1)**
Net cash as at the end of the year	733.2	2.3	29.0	**764.5**

Short-term investments comprise short-term bank deposits.

Cash and cash equivalents as at 31 December 2008 include US$8.0 million (2007: US$8.0 million) which had been frozen by the courts. A further £8.5 million is held in countries from which prior approval is required to transfer funds abroad.

25 Acquisitions and disposals

Acquisitions

All of the following purchases have been accounted for as acquisitions. Intangible assets recognised at fair value on the acquisition of these businesses included brands, trade names, customer relationships, order backlogs and non-compete agreements. The fair value adjustments in respect of these acquisitions have been determined provisionally.

Rider Hunt International (RHi)

On 2 April 2008, the group acquired all of the shares in RHi. RHi is based in the UK and is an international provider of project services to the oil, gas, chemical, energy and process industries.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of RHi were as follows:

	Book value £ million	Fair value adjustments £ million	Recognised value £ million
Property, plant and equipment	0.1	–	0.1
Intangible assets	–	10.2	10.2
Trade and other receivables	7.3	–	7.3
Cash and cash equivalents	0.1	–	0.1
Trade and other payables	(2.7)	–	(2.7)
Deferred tax liability	–	(2.9)	(2.9)
Net identifiable assets and liabilities	4.8	7.3	12.1
Goodwill on acquisition			13.3
			25.4
Consideration			
Cash			25.0
Cost of acquisition			0.4
			25.4

Goodwill has arisen on the acquisition of RHi primarily because of the synergies obtained through combining RHi's strong project controls expertise and customer relationships with AMEC's project management and engineering skills.

Notes to the consolidated accounts continued

25 Acquisitions and disposals continued

Bower Damberger Rolseth Engineering Limited (BDR)
On 16 May 2008, the group acquired all of the shares in BDR. BDR is based in Calgary, Canada and is a specialist in-situ oil sands business.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of BDR were as follows:

	Book value £ million	Fair value adjustments £ million	Recognised value £ million
Property, plant and equipment	0.3	–	0.3
Intangible assets	–	10.6	10.6
Trade and other receivables	1.2	–	1.2
Cash and cash equivalents	2.2	–	2.2
Trade and other payables	(3.0)	(0.7)	(3.7)
Current tax payable	(0.4)	–	(0.4)
Deferred tax liability	–	(2.7)	(2.7)
Net identifiable assets and liabilities	0.3	7.2	7.5
Goodwill on acquisition			29.9
			37.4
Consideration			
Cash – paid on completion			17.7
– deferred			5.7
– contingent			13.8
Cost of acquisition			0.2
			37.4

The contingent consideration is payable in five years' time subject to achievement of profit targets over that period.

Goodwill has arisen on the acquisition of BDR primarily because of the synergies obtained through combining the specialist engineering expertise and strong customer relationships of BDR with AMEC's capabilities in project management, construction management and engineering on large scale projects with major customers.

Geomatrix Consultants, Inc (Geomatrix)
On 9 June 2008, the group acquired all of the shares in Geomatrix. Geomatrix is based in Oakland, US and is a diversified technical consulting and engineering firm offering specialist environmental, geotechnical and water resources services to clients in sectors such as oil and gas, industrial, mining and municipal.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of Geomatrix were as follows:

	Book value £ million	Fair value adjustments £ million	Recognised value £ million
Property, plant and equipment	1.2	–	1.2
Intangible assets	–	9.7	9.7
Trade and other receivables	17.1	–	17.1
Cash and cash equivalents	1.6	–	1.6
Trade and other payables	(9.9)	–	(9.9)
Deferred tax liability	(0.6)	(3.9)	(4.5)
Net identifiable assets and liabilities	9.4	5.8	15.2
Goodwill on acquisition			26.0
			41.2
Consideration			
Cash – paid on completion			32.7
– deferred			7.8
Cost of acquisition			0.7
			41.2

Goodwill has arisen on the acquisition of Geomatrix primarily as a result of the skilled workforce which did not meet the criteria for recognition as an intangible asset at the date of acquisition.

These three material acquisitions contributed £69 million to revenue and £8 million to profit before tax in the periods from their acquisition dates to 31 December 2008. In respect of the year to 31 December 2008, the revenue of these businesses was £106 million and their profit before tax £13 million.

25 Acquisitions and disposals continued

Other acquisitions

A number of other immaterial acquisitions were made in the year ended 31 December 2008 for £16.4 million (2007: £3.1 million) in cash and £6.9 million deferred consideration, with the assumption of cash of £1.7 million (2007: cash of £0.2 million). The aggregate fair value of the identifiable net liabilities was £0.8 million (2007: £1.1 million) excluding cash assumed and the aggregate goodwill arising on the acquisitions was £15.5 million (2007: £1.8 million). There was no difference between book value and fair value to the group of the assets and liabilities acquired.

The contribution of these acquired businesses to revenue and profit was not material to the results of the group.

Goodwill has been recognised on these acquisitions as a result of skilled workforces which did not meet the criteria for recognition as intangible assets at the dates of acquisition.

£5.2 million was invested in joint ventures and other investments (2007: £6.0 million).

Acquisition in 2007

On 3 October 2007, the group acquired all the shares in CADE-IDEPE for £12.6 million in cash and acquired cash of £0.3 million. CADE-IDEPE is one of the largest independent Chilean engineering services companies and is based in Santiago.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of CADE-IDEPE were as follows:

	Book value £ million	Fair value adjustments £ million	Recognised value £ million
Property, plant and equipment	0.8	–	0.8
Intangible assets	–	1.5	1.5
Trade and other receivables	6.5	–	6.5
Cash and cash equivalents	0.3	–	0.3
Trade and other payables	(3.1)	–	(3.1)
Net identifiable assets and liabilities	4.5	1.5	6.0
Goodwill on acquisition			6.6
			12.6

Consideration	
Cash (of which £2.5 million is deferred)	12.3
Cost of acquisition	0.3
	12.6

As CADE-IDEPE was acquired on 3 October 2007, its contribution to consolidated revenue and profit in the period from acquisition to 31 December 2007 were not material to the results of the group. The revenue and profit for the year ending 31 December 2007 for CADE-IDEPE were not material to the group.

Goodwill arose on the acquisition of CADE-IDEPE primarily because of synergies obtained through combining CADE-IDEPE's specialist engineering expertise and strong customer relationships with AMEC's project management and engineering skills.

Disposal of discontinued operations

During 2008, the group's interests in Road Management Group Limited and Newcastle Estate Partnership Holdings Limited were sold.

The total cash consideration received in respect of these and other discontinued operations was £20.3 million and the loss arising on disposal was £0.1 million.

Disposal of continuing operations

On 4 February 2008, the sale was completed of the tool and equipment hire business and related fixed assets, including certain contracts, of AMEC Logistics and Support Services to Speedy Hire Plc.

On 6 October 2008, the sale to Vattenfall of the UK Wind Developments business, excluding AMEC's share of the Isle of Lewis development, was completed.

25 Acquisitions and disposals continued

The carrying value of the assets and liabilities sold and the profit on disposal in respect of the continuing operations were as follows:

	£ million
Property, plant and equipment	7.1
Trade and other receivables	10.0
Trade and other payables	(1.7)
Net assets sold	15.4
Amounts provided in respect of indemnities and other liabilities (net of amounts released)	9.0
	24.4
Cash consideration received	139.0
Costs of disposal	(3.9)
Profit on disposal	110.7

Disposal during 2007

During 2007, the group sold its non-core Built Environment businesses, (which are treated as discontinued operations in 2007) as follows:

On 27 July 2007, the divestment of the Property Developments and UK Building and Civil Engineering businesses to Morgan Sindall plc was completed.

On 14 September 2007, the divestment of the Building and Facilities Services business to SPIE S.A. was completed.

On 12 November 2007, the divestment of the management team and eight underlying PPP assets of the Project Investments business to Land Securities Trillium was completed.

Other non-core businesses divested during 2007 which were treated as discontinued operations included SPIE Capag, Buchan Concrete Solutions and Midwest pipelines.

The carrying value of the assets and liabilities sold and the profit on sale in respect of the discontinued operations were as follows:

	£ million
Property, plant and equipment	19.9
Intangible assets	0.4
Interests in joint ventures, associates and other investments	50.3
Deferred tax	(0.3)
Inventories	34.2
Trade and other receivables	225.0
Cash and cash equivalents	104.8
Loan	(15.1)
Current tax	(0.8)
Trade and other payables	(360.3)
Derivative financial instruments	1.3
Net assets sold	59.4
Amounts provided in respect of indemnities and other liabilities (net of amounts released)	20.9
Pension curtailment gain	(28.5)
Amounts recognised in profit on disposal from the hedging and translation reserves	10.8
	62.6
Cash consideration received	391.5
Costs of disposal (of which £7.5 million was accrued at December 2007)	(36.5)
Profit on disposal	292.4

25 Acquisitions and disposals continued

Amounts provided in respect of indemnities and other liabilities above includes £35.0 million of indemnities granted and retained obligations (see note 22), £13.1 million of other liabilities and onerous lease provisions recorded less £27.2 million of centrally held working capital provisions relating to the discontinued operations that are no longer required.

In addition to the cash and cash equivalents of £104.8 million, an amount of £15.1 million previously accounted for as debt was eliminated on disposal.

AMEC SPIE Rail, Dynamic Structures and Monserco Limited were sold for a cash consideration of £24.6 million during 2007, (net of costs of £1.3 million) together with cash sold of £3.1 million, resulting in a profit on disposal of £17.7 million. These businesses were treated as continuing operations.

Further proceeds of £3.1 million were received, primarily in respect of the repayment of loans by joint venture entities.

Net cash flows attributable to discontinued operations

The net cash flows attributable to discontinued operations during the year were as follows:

	2008 £ million	2007 £ million
Net cash flow from operating activities	**(2.8)**	(0.7)
Net cash flow from investing activities	**0.2**	(2.3)
	(2.6)	(3.0)

26 Capital commitments

	2008 £ million	2007 £ million
Contracted but not provided for in the accounts	**0.2**	–

As at 31 December 2008, there was a commitment to invest a total of £2.9 million (2007: £4.9 million) in a PPP concession.

27 Operating leases

The total obligations under non-cancellable operating lease rentals for continuing operations are as follows:

	2008 £ million	2007 £ million
In one year or less	**35.1**	27.2
Between one and five years	**92.2**	59.2
Over five years	**38.3**	24.8
	165.6	111.2

AMEC enters into the following types of lease: short-term plant hires; leases for motor vehicles and office equipment with lease periods of two to five years; and longer term property leases. None of the leases includes any contingent rentals.

Notes to the consolidated accounts continued

28 Contingent liabilities

Guarantees and indemnities

The borrowings of joint ventures are generally without recourse to AMEC.

In the normal course of business, the company and certain subsidiaries have given counter indemnities in respect of performance bonds issued on behalf of group companies and parental guarantees have been given in support of the contractual obligations of group companies and joint ventures on both a joint and a several basis.

As at 31 December 2008, AMEC has given performance guarantees in respect of Incheon Bridge Company Ltd's overhead costs during the construction phase and has an obligation to subscribe for additional equity (up to £8.3 million) in certain circumstances. Construction completion is expected to be achieved in late 2009 and no obligations under either of these undertakings are expected to arise. There is a separate commitment to invest equity in the Incheon Bridge Company (see note 13 and 26).

Legal claims and actions

AMEC has taken internal and external legal advice in considering known legal claims and actions made by or against the company. Consequently, it carefully assesses the likelihood of the success of a claim or action including those identified in this note. AMEC makes an appropriate provision for those legal claims or actions against the company on the basis of the likely outcome, but makes no provision for those which are, in its view, unlikely to succeed. Provisions of £65.3 million (2007: £71.5 million) are shown in note 22 in respect of these claims. It is not practicable to quantify the remaining contingent liability because of the range of possible outcomes and the progress of the litigation.

The information below indicates the quantum of claims against AMEC or where we are unable to quantify the claim, an indication of the gross contract value or the amount in dispute. As the matters below involve actions by third parties against AMEC, the timing of settlement cannot be determined although AMEC is endeavouring to settle as soon as practicable. Due to the litigation, there is no work in progress or other receivable recognised in respect of these contracts. Whilst AMEC believes that certain claims may be covered by insurance, it is not currently practicable to assess the extent to which AMEC's insurance policies will respond in the event of a settlement.

After the terrorist attacks in September 2001, AMEC Construction Management Inc. ('ACMI') was one of four construction managers hired by the City of New York to carry out the clean up and debris removal work at the World Trade Center site. The customer was responsible for procuring insurance to protect the construction managers and various contractors from lawsuits arising out of the work. The World Trade Center Captive Insurance Company (the 'WTC Captive') was formed and was funded with US$1 billion in Federal money to provide coverage for the City, the construction managers and the contractors who performed the work on site. Pursuant to the insurance policy that was issued, the WTC Captive is providing a minimum of US$1 billion in insurance coverage. This amount can increase depending upon investment returns on the US$1 billion but is also being reduced by legal fees incurred. The WTC Captive is providing a defence and indemnification for claims against ACMI arising out of this work.

AMEC Group Limited ('AGL') is currently the subject of certain ongoing Health and Safety Executive investigations, in respect of separate incidents involving two separate fatalities to subcontractors at the Leftbank Apartments project in Manchester in April 2004 and April 2005. If AGL is to be prosecuted in the Crown Court for these cases, it could be liable to unlimited fines. A prosecution for AGL in relation to fatal accidents in relatively quick succession (such as those at the Leftbank Apartments) could have an impact on the amount of any penalty.

29 Related party transactions

During the year there were a number of transactions with the senior management group, joint venture entities and subsidiary companies.

Transactions with the senior management group

Directors of the company and their immediate relatives control 0.1 per cent of the voting rights of the company.

In addition to their salaries, the group and company also provide non-cash benefits to directors and executive officers, and contribute to a post-employment defined benefit plan on their behalf. Directors and executive officers also receive share awards under the Performance Share Plan.

Details of the senior management group compensation are as follows:

	2008 £ million	2007 £ million
Short-term employee benefits	**1.2**	1.0
Post-employment benefits	**0.1**	0.1
	1.3	1.1

The transactions and related balances outstanding with joint venture entities and associates are as follows:

	Value of transactions in the year		**Outstanding balance as at 31 December**	
	2008 £ million	2007 £ million	**2008 £ million**	2007 £ million
Purchase of goods	**0.5**	–	**–**	–
Services rendered	**15.6**	71.5	**4.5**	2.5
Services received	**4.2**	2.9	**9.3**	1.6
Management contracts	**1.3**	–	**1.0**	–

30 Post balance sheet events

On 26 January 2009, AMEC acquired Performance Improvements Group Limited, a UK-based asset optimisation consultancy services company, for £14.0 million plus deferred consideration up to a maximum of £3.8 million.

Company balance sheet

As at 31 December 2008

	Note	2008 £ million	2007 £ million
Fixed assets			
Tangible assets	3	**3.2**	3.9
Investments:	4		
Subsidiaries		**1,752.2**	1,479.3
Joint ventures		**–**	7.1
Other		**0.1**	0.1
		1,752.3	1,486.5
		1,755.5	1,490.4
Current assets			
Debtors: including amounts falling due after one year of £nil (2007: £5.1 million)	5	**31.1**	20.4
Cash at bank and in hand		**503.5**	514.1
		534.6	534.5
Current liabilities			
Creditors: amounts falling due within one year	6	**(84.8)**	(99.7)
Net current assets		**449.8**	434.8
Total assets less current liabilities		**2,205.3**	1,925.2
Creditors: amounts falling due after one year	7	**(1,143.4)**	(1,063.8)
Provisions for liabilities and charges	8	**(11.4)**	(0.5)
Net assets		**1,050.5**	860.9
Capital and reserves			
Called up share capital	9, 10	**169.0**	168.7
Share premium account	10	**100.7**	99.5
Revaluation reserve	10	**0.5**	0.5
Hedging reserve	10	**–**	–
Capital redemption reserve	10	**17.2**	17.2
Profit and loss account	10	**763.1**	575.0
Equity shareholders' funds		**1,050.5**	860.9

The accounts on pages 130 to 135 were approved by the board of directors on 12 March 2009 and were signed on its behalf by:

S Y Brikho
Chief Executive

I P McHoul
Chief Financial Officer

Notes to the company balance sheet

1 Accounting policies

Basis of accounting
The accounts have been prepared under the historical cost convention, modified to include the revaluation of certain land and buildings and in accordance with applicable accounting standards and the Companies Act 1985.

The company has not presented its own profit and loss account, as permitted by section 230(4) of the Companies Act 1985.

Cash flow statement
The company is exempt from the requirement of FRS 1 'Cash flow statements' to prepare a cash flow statement as its cash flows are included within the consolidated cash flow of the group.

Depreciation
Depreciation is provided on all tangible assets, other than freehold land, at rates calculated to write-off the cost or valuation, less estimated residual value, of each asset on a straight line basis over its estimated useful life, as follows:

Freehold buildings	50 years
Leasehold land and buildings	the shorter of the lease term or 50 years
Plant and equipment	mainly three to five years

Financial instruments
Financial instruments are initially recorded at fair value. Subsequent valuation depends on the designation of the instruments. Cash, deposits and short-term investments are held at amortised cost. Derivative financial instruments are accounted for as described in note 1 to the consolidated accounts.

The company is exempt from the disclosure requirements of FRS 29 'Financial Instruments: Disclosures' as the financial instruments disclosures of IFRS 7 'Financial Instruments: disclosure' are included in the notes to the consolidated accounts.

Financial guarantee contracts
Where the company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the group, the company considers these to be indemnity arrangements, and accounts for them as such. In this respect the company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee.

Foreign currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at rates of exchange ruling at the balance sheet date. Exchange differences arising on the translation of foreign currency net investments and foreign currency borrowings, or forward exchange contracts used to hedge those investments, are taken directly to reserves. Other exchange differences are taken to the profit and loss account in the year.

Interest
Interest income and payable is recognised in profit or loss on an accruals basis using the effective interest method.

Leases
Operating lease costs are charged to the profit and loss account on a straight line basis over the period of the lease.

Pensions
Contributions to defined benefit pension schemes in respect of employees of AMEC plc are charged in the profit and loss account as incurred.

Defined benefit pension schemes are operated by the group but the company is unable to separately identify its share of the assets and liabilities of those schemes or any details of the surplus or deficit in the scheme and the implications of that surplus or deficit for the company.

Details of the disclosures required under FRS 17 'Retirement Benefits' can be found in the accounts of AMEC Group Limited, a subsidiary company.

Share-based payments
There are share-based payment arrangements which allow AMEC employees to acquire AMEC shares; these awards are granted by AMEC. The fair value of awards granted is recognised as a cost of employment with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the award. The fair value of the award is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where non-vesting is due only to share prices not achieving the threshold for vesting.

Taxation
The charge for taxation is based on the results for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19 'Deferred tax'.

Notes to the company balance sheet continued

2 Staff costs and employee numbers

	2008 £ million	2007 £ million
Wages and salaries	**12.7**	13.1
Social security costs	**1.0**	1.5
Other pension costs	**1.1**	1.5
	14.8	16.1

The average number of people employed was 141 (2007: 154) all in a management or administration capacity.

3 Tangible assets

	Land and buildings £ million	Plant and equipment £ million	Total £ million
Cost or valuation:			
As at 1 January and 31 December 2008	**2.5**	**4.2**	**6.7**
Depreciation:			
As at 1 January 2008	–	2.8	2.8
Provided during the year	–	0.7	0.7
As at 31 December 2008	**–**	**3.5**	**3.5**
Net book value:			
As at 31 December 2008	**2.5**	**0.7**	**3.2**
As at 1 January 2008	2.5	1.4	3.9

	2008 £ million	2007 £ million
The net book value of land and buildings comprised:		
Freehold	**2.5**	2.5
Short leasehold	**–**	–
	2.5	2.5
The cost or valuation of land and buildings comprised:		
Cost	**–**	–
External valuation in 2004	**2.5**	2.5
	2.5	2.5

All significant freehold properties were externally valued as at 31 December 2004 by CB Richard Ellis Limited in accordance with the Appraisal and Valuation Manual of the Royal Institute of Chartered Surveyors. The basis of revaluation was existing use value for properties occupied by the company and market value for those properties without company occupancy.

The one remaining property owned by the company is now surplus to requirements. An interim valuation of this property on an open market basis was performed as at 31 December 2007 and was not materially different from the valuation performed on an existing use basis as at 31 December 2004.

No provision has been made for the tax liability which may arise in the event that this property is disposed of at its revalued amount.

3 Tangible assets continued

The amount of land and buildings included at valuation, determined according to the historical cost convention, was as follows:

	2008 £ million	2007 £ million
Cost	**3.3**	3.3
Depreciation	**(1.2)**	(1.2)
Net book value	**2.1**	2.1

4 Investments (held as fixed assets)

	Shares in subsidiaries £ million	Amounts owed by subsidiaries £ million	Total investment in subsidiaries £ million	Joint ventures £ million	Other investments £ million	Total £ million
Cost:						
As at 1 January 2008	1,388.0	189.3	1,577.3	7.1	0.1	1,584.5
Additions	388.5	498.7	887.2	–	–	887.2
Disposals	(537.3)	(94.0)	(631.3)	(7.1)	–	(638.4)
As at 31 December 2008	**1,239.2**	**594.0**	**1,833.2**	**–**	**0.1**	**1,833.3**
Provisions:						
As at 1 January 2008	(98.0)	–	(98.0)	–	–	(98.0)
Disposals	30.0	–	30.0	–	–	30.0
Provided during the year	(13.0)	–	(13.0)	–	–	(13.0)
As at 31 December 2008	**(81.0)**	**–**	**(81.0)**	**–**	**–**	**(81.0)**
Net book value:						
As at 31 December 2008	**1,158.2**	**594.0**	**1,752.2**	**–**	**0.1**	**1,752.3**
As at 1 January 2008	1,290.0	189.3	1,479.3	7.1	0.1	1,486.5

Principal group companies are listed on page 138.

5 Debtors

	2008 £ million	2007 £ million
Debtors: amounts falling due within one year		
Trade debtors	**14.1**	9.9
Amounts owed by subsidiaries	**1.2**	1.0
Amounts owed by joint ventures	**–**	0.3
Derivative financial instruments	**2.9**	0.6
Corporation tax	**9.0**	–
Other debtors	**1.8**	0.1
Prepayments and accrued income	**2.1**	3.4
	31.1	15.3
Debtors: amounts falling due after one year		
Deferred tax	**–**	5.1
	31.1	20.4

Notes to the company balance sheet continued

6 Creditors: amounts falling due within one year

	2008 £ million	2007 £ million
Bank and other loans and overdrafts	4.7	–
Trade creditors	16.4	8.3
Amounts owed to subsidiaries	6.0	1.1
Amounts owed to joint ventures	–	0.3
Derivative financial instruments	4.9	0.3
Corporation tax	–	25.1
Other taxation and social security costs	2.0	8.7
Other creditors	15.5	21.2
Accruals and deferred income	17.8	19.2
Dividends	17.5	15.5
	84.8	99.7

7 Creditors: amounts falling due after one year

	2008 £ million	2007 £ million
Amounts owed to subsidiaries	1,123.2	1,063.8
Derivative financial instruments	20.2	–
	1,143.4	1,063.8

8 Provisions for liabilities and charges

	Deferred tax £ million	Indemnities granted on disposal of subsidiary £ million	Total £ million
As at 1 January 2008	–	0.5	0.5
Transferred from debtors	(5.1)	–	(5.1)
Charged to profit and loss	2.2	1.0	3.2
Charged to reserves	12.8	–	12.8
[illegible]	9.9	1.5	11.4

The deferred tax asset is analysed as follows:

	2008 £ million	2007 £ million
Difference between accumulated depreciation and capital allowances	0.3	0.2
Other timing differences	(10.2)	4.9
	(9.9)	5.1

9 Share capital

The authorised share capital of the company is £350.0 million (2007: £350.0 million).

	2008 £ million	2007 £ million
Allotted, called up and fully paid ordinary shares of 50 pence each	169.0	168.7

The movement in issued share capital during the year was as follows:

	Number	£ million
As at 1 January 2008	337,478,285	168.7
Exercise of executive share options	19,543	–
Exercise of savings related share options	468,043	0.3
[illegible]	337,965,871	169.0

■ **Share-based payment**

Details of share-based payment schemes operated by the company are provided in note 23 to the group accounts.

10 Reserves

	Share capital £ million	Share premium account £ million	Revaluation reserve £ million	Capital redemption reserve £ million	Profit and loss account £ million	Total £ million
As at 1 January 2008	168.7	99.5	0.5	17.2	575.0	860.9
Shares issued	0.3	1.2	–	–	–	1.5
Equity settled share-based payments	–	–	–	–	(4.9)	(4.9)
Dividends	–	–	–	–	(45.5)	(45.5)
Acquisition of treasury shares (net)	–	–	–	–	(21.8)	(21.8)
Tax on income charged to reserves	–	–	–	–	(10.8)	(10.8)
Profit for the year	–	–	–	–	271.1	271.1
As at 31 December 2008	**169.0**	**100.7**	**0.5**	**17.2**	**763.1**	**1,050.5**

Details of dividends paid by the company and proposed during the year are disclosed in note 23 to the group accounts.

11 Lease commitments

The current annual commitments payable under non-cancellable operating leases were as follows:

	Land and buildings 2008 £ million	Land and buildings 2007 £ million	**Plant and equipment 2008 £ million**	Plant and equipment 2007 £ million
Expiring over five years	**0.8**	0.3	**–**	–

12 Contingent liabilities

■ **Guarantees and indemnities**

Guarantees given by the company in respect of borrowings of subsidiaries amounted to £nil as at 31 December 2008 (2007: £nil).

Details of other contingent liabilities of the company are provided in note 28 to the group accounts.

Responsibility statements of the directors

Statement of directors' responsibilities in respect of the annual report and the accounts

The directors are responsible for preparing the annual report and the consolidated and parent company accounts, in accordance with applicable law and regulations.

Company law requires the directors to prepare consolidated and parent company accounts for each financial year. Under that law the directors are required to prepare the consolidated accounts in accordance with IFRS as adopted by the EU and applicable law and have elected to prepare the parent company accounts in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

The consolidated accounts are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the group; the Companies Act 1985 provides in relation to such accounts that references in the relevant part of that Act to accounts giving a true and fair view are references to their achieving a fair presentation.

The parent company accounts are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the consolidated and parent company accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- for the consolidated accounts, state whether they have been prepared in accordance with IFRS as adopted by the EU
- for the parent company accounts, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company accounts and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the consolidated and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a directors' report, directors' remuneration report and corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement of the directors in respect of the annual financial report

We confirm that to the best of our knowledge:

- the accounts, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- the directors report includes a fair review of the development and performance of the business and the position of the issuer and undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

S Y Brikho
Chief Executive

I P McHoul
Chief Financial Officer
12 March 2009

Independent auditors' report to the members of AMEC plc

We have audited the consolidated and parent company accounts (the 'accounts') of AMEC plc for the year ended 31 December 2008 which comprise the consolidated income statement, the consolidated and parent company balance sheets, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes. These accounts have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the consolidated accounts in accordance with applicable law and International Financial Reporting Standards ('IFRS') as adopted by the European Union, and for preparing the parent company accounts and the directors' remuneration report in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities on page 136.

Our responsibility is to audit the accounts and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and as regards the consolidated accounts, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report is consistent with the accounts. The information given in the directors' report includes that specific information presented in the operating and financial review that is cross referred from the business review section of the directors' report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the group accounts give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the group's affairs as at 31 December 2008 and of its profit for the year then ended;
- the group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the parent company accounts give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2008;
- the parent company accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the accounts.

KPMG Audit PLC
Chartered Accountants
Registered Auditor
Manchester
12 March 2009

Principal group companies

As at 31 December 2008

The subsidiaries, joint ventures and associates which, in the opinion of the directors, principally affect group trading results and net assets are listed below. Except where indicated, all subsidiaries listed below are wholly owned, incorporated in Great Britain and carry on their activities principally in their countries of incorporation. Shares are held by subsidiary companies except where marked with an asterisk, where they are held directly by the company. All holdings are of ordinary shares, except where otherwise indicated. A full list of subsidiaries will be filed with the Registrar of Companies with the next annual return.

Subsidiaries

AMEC Americas Limited (Canada)
AMEC Australia Pty Limited (Australia) (note 1)
AMEC BDR Limited (Canada)
AMEC (Bermuda) Limited (Bermuda)
AMEC Cade Ingenieria y Desarrollo de Proyectos Limitada (Chile)
AMEC Cade Servicios de Ingenieria Limitada (Chile)
AMEC Earth & Environmental, Inc. (US)
AMEC Earth & Environmental (UK) Limited
AMEC E&C Services, Inc. (US)
*AMEC Finance Limited
AGRA Foundations Limited (Canada)
AMEC Geomatrix, Inc. (US)
*AMEC Group Limited
AMEC Holdings, Inc. (US)
AMEC Inc. (Canada)
AMEC Infrastructure, Inc. (US)
AMEC Infrastructure Limited (Canada)
AMEC International (Chile) S.A. (Chile)
AMEC International Construction Limited
(operating outside the UK)
AMEC Kamtech, Inc. (US)
AMEC Nuclear UK Limited
AMEC NCL Limited (Canada)
AMEC Nuclear Holdings Limited
AMEC Offshore Services Limited
AMEC Paragon, Inc. (US)
AMEC (Peru) S.A. (Peru)
AMEC Project Investments Limited
*AMEC Property and Overseas Investments Limited
AMEC Utilities Limited
Atlantic Services Limited (Bermuda)
KL Ingenieurbau GmbH (Germany)
National Ventures, Inc. (US)
Nuclear Safety Solutions Limited (Canada)
Primat Recruitment Limited
Rider Hunt International Limited
Terra Nova Technologies, Inc. (US)

Joint ventures and associates

Incheon Bridge Co. Ltd (26 per cent) (note 2)
KIG Immobilien Beteiligungsgesellschaft mbH (Germany) (50 per cent) (note 3)
*Northern Integrated Services Limited (50 per cent – "B" shares) (note 4)
Nuclear Management Partners Limited (36 per cent)
Sellafield Limited (note 5)

Notes

1. The issued share capital of AMEC Australia Pty Limited is 62,930,001 ordinary shares of A$1 each, 12,500,000 class "A" redeemable preference shares of A$1 each and 2,500 non-cumulative redeemable preference shares of A$1 each.
2. The issued share capital of Incheon Bridge Co. Ltd is 25,296,472 ordinary shares of KRW 5,000 each.
3. KIG Immobilien Beteiligungsgesellschaft mbH is a limited liability partnership.
4. The issued share capital of Northern Integrated Services Limited is 12,500 "A" ordinary shares of £1 each and 12,500 "B" ordinary shares of £1 each.
5. Sellafield Limited is 100 per cent owned by Nuclear Management Partners Limited.

Five year record

	2008 £ million	2007 £ million	2006 £ million	2005 £ million	2004 £ million
Summarised consolidated results					
Continuing operations					
Revenue	**2,606.4**	2,356.2	2,121.6	1,788.5	1,581.5
Adjusted profit before intangible amortisation, exceptional items and taxation but including joint venture profit before tax	**210.3**	126.5	79.7	80.6	44.2
Amortisation of goodwill and other intangible assets	**(9.2)**	(2.5)	(3.6)	(6.0)	–
Joint ventures and associates tax	**(1.4)**	(0.6)	(0.3)	(1.9)	(4.7)
Other adjustment*	**(2.1)**	–	–	–	–
	197.6	123.4	75.8	72.7	39.5
Exceptional items	**109.0**	28.2	(102.8)	(51.6)	(31.3)
Profit/(loss) before income tax	**306.6**	151.6	(27.0)	21.1	8.2
Income tax	**(96.9)**	(30.1)	(15.2)	(15.3)	(6.5)
Profit/(loss) for the year from continuing operations	**209.7**	121.5	(42.2)	5.8	1.7
(Loss)/profit for the year from discontinued operations (net of income tax)	**(10.7)**	222.9	261.4	(2.1)	50.0
Profit for the year	**199.0**	344.4	219.2	3.7	51.7
Basic earnings/(loss) per share from continuing operations	**64.5p**	36.9p	(13.3)p	1.9p	0.3p
Diluted earnings per share from continuing operations**	**43.4p**	28.0p	16.6p	17.8p	10.4p
Dividends per share	**15.4p**	13.4p	12.2p	11.5p	11.0p
Dividend cover**	**2.8x**	2.1x	1.4x	1.5x	0.9x
Summarised consolidated balance sheets					
Non-current assets	**628.4**	525.1	479.0	895.3	819.0
Net working capital	**(128.3)**	(167.8)	(179.6)	(108.3)	(29.9)
Net cash/(debt)	**764.5**	733.2	354.9	(245.5)	(283.7)
Other non-current liabilities	**(276.0)**	(210.7)	(197.1)	(218.6)	(197.8)
Net assets classified as held for sale	**–**	13.6	37.6	–	–
Net assets	**988.6**	893.4	494.8	322.9	307.6
Total attributable to equity holders of the parent	**986.0**	892.6	494.0	322.6	304.3
Minority interests	**2.6**	0.8	0.8	0.3	3.3
Total equity	**988.6**	893.4	494.8	322.9	307.6

The five year record has been prepared under adopted IFRS and is stated in accordance with the accounting policies set out on pages 94 to 98.

*In 2008 the other adjustment represents elements of deferred consideration on acquisitions in the Earth and Environmental division which, in line with IFRS 3 are included within profit before net financing income in the consolidated income statement.

**Before amortisation of intangible assets and exceptional items.

The figures for 2004 through 2007 are presented on a continuing basis and therefore exclude the results of discontinued businesses. No adjustment has been made to reflect the financing income that would have been earned on the disposal proceeds.

Shareholder information

Latest company law allows AMEC to use its website to communicate with shareholders. Around 80 per cent of shareholders are now receiving AMEC annual reports and notices of meetings electronically. This is helping to make AMEC a more sustainable company, cutting production and distribution costs and reducing waste and pollution.

Shareholders receiving shareholder information in this way receive a letter every time any new shareholder information is published by AMEC. Such communications will refer to AMEC annual reports, documents relating to the annual general meeting and any other shareholder communications. They will contain links to the website where the documents can be viewed. However, shareholders may elect to receive such notifications by email, which would normally be sent by AMEC's registrar, Capita Registrars. For more information, see below.

Copies of annual reports and accounts are also available by writing to AMEC at its registered office.

AMEC's website contains useful information about the company and also provides a number of email alerting services, which notify shareholders of latest announcements and events. To register, visit amec.com/emailalerts.

This page sets out the key dates of the financial calendar and other summary information. Further information is available on amec.com at the links provided below.

Financial calendar

With its financial year ending on 31 December, AMEC usually announces preliminary results in March, the annual report is published in April and the annual general meeting takes place in May. Interim results for the half year ended 30 June are announced in August, with interim management statements being provided in May and November.

Results announcements and interim management statements are notified to the London Stock Exchange and are available at amec.com/rns.

The latest financial calendar is available at amec.com/investors/financialcalendar.

Dividends

The interim dividend is usually announced in August and paid in January, with the final dividend proposed in March and paid in July.

Shareholders may elect to have dividend payments made directly into their bank or building society accounts by contacting the company's registrar, Capita Registrars.

A dividend reinvestment plan (DRIP) is available for shareholders# who would prefer to purchase additional AMEC shares instead of receiving cash dividends. Further details of the DRIP may be obtained from Capita Registrars on 0871 664 0381* (+44 20 8639 3402 if calling from overseas) or via amec.com/investors/shareholderinformation/dividends.

Electronic shareholder information

To register for electronic shareholder communications and manage your personal shareholding online, please go to capitashareportal.com. To register you will need your Investor Code (IVC) which can be found on your share certificate or dividend tax voucher. If you have any questions you may contact Capita Registrars on 0871 664 0391* or +44 20 8639 3367 if calling from overseas.

For general shareholder queries please contact:

Capita Registrars
Northern House,
Woodsome Park,
Fenay Bridge,
Huddersfield HD8 0GA
United Kingdom
Tel: 0871 664 0300* Overseas callers: +44 20 8639 3399
Email: ssd@capitaregistrars.com or visit the website at capitaregistrars.com.

*calls cost 10p per minute plus network extras

Registered office
AMEC plc
Booths Park,
Chelford Road,
Knutsford,
Cheshire WA16 8QZ
United Kingdom
Registered in England No 1675285

#Shareholders in certain countries are not able to participate – see website for details


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Designed and produced by AMEC Corporate Communications, typeset by the Artwork Agency with photography by Simon Kreitem, Kenneth Krehbiel, Ken Taylor and James McMillan.

AMEC plc
76-78 Old Street
London EC1V 9RU
United Kingdom
Tel: +44 (0)20 7539 5800
amec.com


amec


amec

Company Number 1675285

The Companies Act 1985

public company limited by shares

Resolution
Of
AMEC plc

Passed 13 May 2009

At the Annual General Meeting of the above named company duly convened and held at The Auditorium, Ground Floor, Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB on the thirteenth day of May 2009 the following resolution was passed:

SPECIAL RESOLUTION 13

Adoption of new Articles of Association

That with effect from 00.01 a.m. on 1 October 2009:

a) the articles of association of the company be amended by deleting all the provisions of the company's memorandum of association which, by virtue of Section 28 Companies Act 2006, are to be treated as part of the company's articles of association; and

b) the amended articles of association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the articles of association of the company in substitution for, and to the exclusion of, the existing articles of association.

J M Green-Armytage
Chairman

The Companies Act 2006

Public Company limited by shares

Articles of Association

(Adopted on 1 October 2009 pursuant to a Special Resolution passed on 13 May 2009)

of

AMEC plc

//

Preliminary

1 Table A not to apply

Neither the regulations in Table A in The Companies (Tables A to F) Regulations 1985 nor any other articles or regulations which may apply to companies under the Statutes shall apply to the Company.

2 Interpretation

2.1 In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

"**in writing**"	Written or produced by any substitute for writing (including anything in electronic form) or partly one and partly another.
"**month**"	Calendar month.
"**Office**"	The registered office of the company for the time being.
"**Official List**"	Official List of the UK Listing Authority.
"**Operator**"	Euroclear UK & Ireland Limited or such other person as may for the time being be approved by H.M. Treasury as Operator under the Regulations.
"**Operator-instruction**"	A properly authenticated dematerialised instruction attributable to the Operator.
"**paid**"	Paid or credited as paid.
"**Register**"	The register of members of the company.
the "**Regulations**"	The Uncertificated Securities Regulations 2001.
"**relevant system**"	A computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the Regulations.
"**Seal**"	The Common Seal of the Company.
"**Securities Seal**"	The official seal kept by the Company for sealing securities issued by the Company, or for sealing documents creating or evidencing securities so issued, as permitted by the Companies Acts.
the "**Statutes**"	The Companies Acts, the Regulations and every other enactment for the time being in force concerning companies and affecting the Company.
the "**Stock Exchange**"	London Stock Exchange plc.
"**these Articles**"	These Articles of Association as from time to time altered.
"**Transfer Office**"	The place where the Register is situate for the time being.

"UK Listing Authority"	The Financial Services Authority in its capacity as competent authority for official listing under Part VI the Financial Services and Markets Act 2000.
"United Kingdom"	Great Britain and Northern Ireland.
"year"	Calendar year.

2.2 The expressions "**debenture**" and "**debenture holder**" shall respectively include "debenture stock" and "debenture stockholder".

2.3 The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

2.4 The expression "**Secretary**" shall include any person appointed by the Directors to perform any of the duties of the Secretary including, but not limited to, a joint, assistant or deputy Secretary.

2.5 The expression "**Companies Acts**" shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date.

2.6 The expression "**Company Communications Provisions**" shall have the same meaning as in the Companies Acts.

2.7 The expressions "**hard copy form**", "**electronic form**" and "**electronic means**" shall have the same respective meanings as in the Company Communications Provisions.

2.8 The expression "**address**" includes any number or address (including, in the case of any Uncertificated Proxy Instruction permitted under Article 64, an identification number of a participant in the relevant system) used for the purposes of such communication sending or receiving notices, documents or information by electronic means.

2.9 The expression "**General Meeting**" shall include any general meeting of the Company, including any general meeting held as the Company's annual general meeting in accordance with Section 360 of the Companies Act 2006 ("**Annual General Meeting**").

2.10 The expression "**officer**" shall include a Director, manager and the Secretary, but shall not include an auditor.

2.11 Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

2.12 References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles).

2.13 A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

2.14 References to a share (or to a holding of shares) being in uncertificated form or in certificated form are references, respectively, to that share being an uncertificated unit of a security or a certificated unit of a security for the purposes of the Regulations.

2.15 For the purposes of these Articles, a dematerialised instruction is properly authenticated if it complies with the specifications referred to in paragraph 5(b) of Schedule 1 to the Regulations.

2.16 Except as provided above any words or expressions defined in the Companies Acts or the Regulations shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

Shares

3 Rights attaching to shares on issue

All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

4 Special rights attaching to shares

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue any shares which are, or at the option of the Company or the member are liable, to be redeemed and the Directors may determine the terms, conditions and manner of redemption of any such shares.

5 Subdivision and consolidation

5.1 Whenever as a result of a subdivision or consolidation of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members:

(a) sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company);

(b) distribute the net proceeds of sale in due proportion among those members; and

(c) authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser.

The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

5.2 So far as the Statutes allow, the Directors may:

(a) treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations; and

(b) cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

5.3 Where any member's entitlement to a portion of the proceeds of sale amounts to less than a minimum figure determined by the Directors, that member's portion may at the Directors' discretion be distributed to an organisation which is a charity for the purposes of the law of England and Wales.

6 Directors' power to allot securities and to sell treasury shares

6.1 Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

6.2 The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount.

6.3 During each prescribed period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority:

(i) in connection with a rights issue; and

(ii) otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the Section 89 Amount;

as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment.

6.4 By such authority and power the Directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

6.5 For the purposes of this Article:

(a) "**prescribed period**" means any period (not exceeding five years on any occasion) for which the authority and powers conferred by Article 6.2 above are renewed by an Ordinary Resolution of the Company stating the Section 80 Amount for such period;

(b) "**rights issue**" means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of ordinary shares (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

(c) the "**Section 80 Amount**" shall be that stated in the relevant Resolution renewing or extending the authority conferred by Article 6.2 above for such period or any increased amount fixed by Ordinary Resolution of the Company in General Meeting;

(d) the "**Section 89 Amount**" shall be that stated in the relevant Special Resolution renewing or extending the power conferred by Article 6.3 above for such period or any increased amount fixed by Special Resolution of the Company in General Meeting;

(e) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company the nominal amount of such shares which may be allotted pursuant to such rights; and

(f) words and expressions defined in or for the purposes of Part IV of the Companies Act 1985 shall bear the same meanings herein

7 Commissions on issue of shares

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

8 Renunciation of allotment

The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

9 Trust etc. interests not recognised

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered member.

10 Evidence of Title to Securities

Nothing in these Articles shall require title to any securities of the Company to be evidenced or transferred by a written instruction, the regulations from time to time made under the Statutes so permitting. The Directors shall have power to implement any arrangements which they may think fit for such evidencing and transfer which accord with those regulations.

Variation of Rights

11 Manner of variation of rights

11.1 Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated:

(a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class; or

(b) with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise),

and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

11.2 To every such separate General Meeting all the provisions of these Articles relating to General Meetings of the Company and to the proceedings thereat shall (with any necessary modifications) apply, except that:

(a) the necessary quorum at such separate meeting shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class;

(b) at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum;

(c) any holder of shares of the class present in person or by proxy may demand a poll; and

(d) every such member shall on a poll have one vote for every share of the class held by him.

12 Matters not constituting variation of rights

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects equally therewith but in no respect in priority thereto.

Share Certificates

13 Form of share certificate

Every share certificate shall be issued under the Seal (or under a Securities Seal or, in the case of shares on a branch register, an official seal for use in the relevant territory) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class. No certificate shall normally be issued in respect of shares held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange.

14 Joint members

In the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint members shall be sufficient delivery to all.

15 Issue of share certificates

Any person (subject as aforesaid and excluding persons to whom the Company is not required by law to issue a certificate) whose name is entered in the Register in respect of any shares of any one class upon the issue or transfer thereof shall be entitled without payment to a certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully paid shares) within five business days after lodgment of a transfer or (in the case of a transfer of partly paid shares) within two months after lodgment of a transfer (or in the case of the surrender of a share warrant for cancellation) within two months of the surrender of the warrant.

16 Balance certificate

Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

17 Replacement of share certificates

17.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

17.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

17.3 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

17.4 In the case of shares held jointly by several persons any such request may be made by any one of the joint members.

Calls on Shares

18 Power to make calls

The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

19 Liability for calls

Each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. Joint members shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine. The liability of each member is limited to the amount (if any) for the time being unpaid on the shares held by that member.

20 Interest on overdue amounts

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 20 per cent. per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

21 Other sums due on shares

Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

22 Power to differentiate between members

The Directors may on the allotment of shares differentiate between the members as to the amount of calls to be paid and the times of payment.

23 Payment of calls in advance

The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish to the same extent the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding 15 per cent. per annum) as the member paying such sum and the Directors may agree.

Forfeiture and Lien

24 Notice on failure to pay a call

24.1 If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

24.2 The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

25 Forfeiture for non-compliance

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

26 Disposal of forfeited shares

A share so forfeited or surrendered shall become the property of the Company and may be sold, reallotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, reallotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

27 Member to remain liable despite forfeiture

A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 20 per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

28 Lien on partly-paid shares

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

29 Sale of shares subject to lien

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

30 Proceeds of sale of shares subject to lien

The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

31 Evidence of forfeiture

A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, reallotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, reallotment or disposal of the share.

Transfer of Shares

32 Form of transfer

32.1 All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer which are registered may be retained by the Company.

32.2 All transfers of shares which are in uncertificated form may be effected by means of a relevant system.

33 Right to refuse registration

33.1 The Directors may decline to recognise any instrument of transfer unless:

(a) it is in respect of only one class of share;

(b) it is lodged at the Transfer Office accompanied by the relevant share certificate(s); and

(c) when lodged at the Transfer Office it is accompanied by such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (or, if the instrument of transfer is executed by some other person on his behalf, the authority of that person to do so).

In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

33.2 The Directors may in their absolute discretion refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The Directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) in favour of more than four persons jointly.

33.3 If the Directors refuse to register an allotment or transfer they shall as soon as practicable and in any event within two months after the date on which:

(a) the letter of allotment or instrument of transfer was lodged with the Company in the case of shares held in certificated form); or

(b) the Operator-instruction was received by the Company (in the case of shares held in uncertificated form);

send to the allottee or transferee notice in writing of the refusal giving reasons for the refusal.

34 No fee on registration

No fee will be charged by the Company in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

35 Destruction of Documents

35.1 Subject to compliance with the rules (as defined in the Regulations) applicable to shares of the Company in uncertificated form, the Company shall be entitled to destroy:

(a) all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof

(b) all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof; and

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof.

35.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

(b) every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

(c) every share certificate so destroyed was a valid and effective certificate duly and properly cancelled; and

(d) every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company.

35.3 For the purposes of this Article:

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

36 Further provisions on shares in uncertificated form

36.1 Subject to the Statutes and the rules (as defined in the Regulations), the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

36.2 The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; or

(c) any provision of the Regulations.

Transmission of Shares

37 Persons entitled on death

In case of the death of a member, the survivors or survivor where the deceased was a joint member, and the executors or administrators of the deceased where he was a sole or only surviving holder of the shares, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased member (whether a sole or joint member) from any liability in respect of any share held by him.

38 Election by persons entitled by transmission

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such his desire or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer executed by the member registered as the holder of any such share.

39 Rights of persons entitled by transmission

Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which be would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

Untraced Shareholders

40 Untraced Shareholders

40.1 The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in Article 40.1(b) below (or, if published on different dates, the first thereof) no communication has been received by the Company from the member or the person entitled by transmission and no cheque or warrant sent by the Company through the post in a prepaid letter addressed to the member or to the person entitled by transmission to the shares at his address on the Register or the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and at least three dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

(b) the Company shall on expiry of the said period of 12 years have inserted advertisements in both a leading London daily newspaper and in a newspaper circulating in the area in which the address referred to in Article 40.1(a) above is located giving notice of its intention to sell the said shares; and

(c) during the said period of 12 years and the period of three months following the publication of the said advertisements the Company shall have received no communication from such member or person; and

(d) notice shall have been given to the Quotations Department of The Stock Exchange in London of its intention to make such sale.

40.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer shall be as effective as if it had been executed by the registered member or the person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

40.3 In the case of shares in uncertificated form, the foregoing provisions of this Article are subject to any restrictions applicable under the Regulations.

General Meetings

41 Annual General Meetings

An Annual General Meeting shall be held in each period of 6 months beginning with the day following the Company's accounting reference date, at such place, date and time as may be determined by the Directors.

42 Convening of General Meetings

The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed to convene a General Meeting.

Notice of General Meetings

43 Notice of General Meetings

43.1 An Annual General Meeting shall be called by notice of at least 21 days.

43.2 Any other General Meeting shall be called by notice of at least 14 days.

43.3 The period of notice shall in either case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company.

43.4 A General Meeting, notwithstanding that it has been called by a shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of any other General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

44 Contents of notice of General Meetings

44.1 Every notice calling a General Meeting shall specify the place, date and time of the meeting.

44.2 There shall appear with reasonable prominence in every such notice a statement that:

(a) a member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote; and

(b) that a proxy need not be a member of the Company.

44.3 In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

44.4 For the purposes of determining which persons are entitled to attend or vote at a meeting, and how many votes such persons may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting.

44.5 In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

45 Routine Business

For the purposes of Article 44.5 above, routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:

45.1 declaring dividends;

45.2 receiving and/or adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

45.3 appointing or reappointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;

45.4 reappointing the retiring Auditors (unless they were last appointed otherwise than by the Company in General Meeting); and

45.5 fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed.

Proceedings at General Meetings

46 Chairman

The Chairman of the Directors, failing whom the Senior Independent Director, shall preside as chairman at a General Meeting. If neither the Chairman nor the Senior Independent Director are present within five minutes after the time appointed for holding the meeting or neither the Chairman nor the Senior Independent Director are willing to act as chairman, the Directors present shall choose one of their number (or, if no Director be present or if all the Directors present decline to take the chair, a member may be elected to be the chairman by an Ordinary Resolution of the Company passed at the meeting.

47 Quorum

No business shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

48 Lack of quorum

If within five minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day and such time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine and in the latter case not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. At the adjourned meeting two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

49 Adjournment

49.1 The chairman of any General Meeting at which a quorum is present may adjourn the meeting if:

49.1.1 the members consent to an adjournment by passing an Ordinary Resolution; or

49.1.2 the chairman considers it necessary to restore order or to otherwise facilitate the proper conduct of the meeting; or

49.1.3 the chairman considers it necessary for the safety of the people attending the meeting (including if there is insufficient room at the meeting venue to accommodate everyone who wishes to, and is entitled to, attend).

49.2 The chairman of any General Meeting at which a quorum is present must adjourn the meeting if requested to do so by the meeting.

49.3 If the Chairman adjourns a meeting he may specify the time and place to which it is adjourned. Where a meeting is adjourned without specifying a new time and place, the time and place for the adjourned meeting shall be fixed by the Directors.

49.4 No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

50 Notice of adjourned meeting

When a meeting is adjourned for 30 days or more or until a time to be fixed at a later date, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. Save as expressly provided in these Articles, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

51 Amendments to resolutions

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

52 Security arrangements and orderly conduct

52.1 The Directors may put in place such arrangements or restrictions as they think fit to ensure the safety and security of the attendees at a General Meeting and the orderly conduct of the meeting, including requiring attendees to submit to searches.

52.2 The Directors may refuse entry to, or remove from, a General Meeting any member, proxy or other person who fails to comply with such arrangements or restrictions.

52.3 The chairman of a General Meeting may take such action as he thinks fit to maintain the proper and orderly conduct of the meeting.

53 Satellite meeting places

53.1 To facilitate the organisation and administration of any General Meeting, the Directors may decide that the meeting shall be held at two or more locations.

53.2 For the purposes of these Articles any General Meeting taking place at two or more locations shall be treated as taking place where the chairman of the meeting presides (the "**principal meeting place**") and any other location where that meeting takes place is referred to in these Articles as a "**satellite meeting**".

53.3 A member present in person or by proxy at a satellite meeting may be counted in the quorum and may exercise all rights that they would have been able to exercise if they were present at the principal meeting place.

53.4 The Directors may make and change from time to time such arrangements as they shall in their absolute discretion consider appropriate to:

53.4.1 ensure that all members and proxies for members wishing to attend the meeting can do so;

53.4.2 ensure that all persons attending the meeting are able to participate in the business of the meeting and to see and hear anyone else addressing the meeting;

53.4.3 ensure the safety of persons attending the meeting and the orderly conduct of the meeting; and

53.4.4 restrict the numbers of members and proxies at any one location to such number as can safely and conveniently be accommodated there.

53.5 The entitlement of any member or proxy to attend a satellite meeting shall be subject to any such arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

53.6 If there is a failure of communication equipment or any other failure in the arrangements for participation in the meeting at more than one place, the Chairman may adjourn the meeting in accordance with Article 49.1.2. Such an adjournment will not affect the validity of such meeting, or any business conducted at such meeting up to the point of adjournment, or any action taken pursuant to such meeting.

53.7 A person (a "**Satellite Chairman**") appointed by the Directors shall preside at each satellite meeting. Every Satellite Chairman shall carry out all requests made of him by the chairman of the General Meeting, may take such action as he thinks to maintain the proper and orderly conduct of the satellite meeting and shall have all powers necessary or desirable for such purposes.

Polls

54 Demand for poll

54.1 At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a) the chairman of the meeting; or

(b) not less than three members present in person or by proxy and entitled to vote; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

54.2 A demand for a poll may be withdrawn only with the approval of the meeting. Unless a poll is demanded a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number of proportion or the votes recorded for or against such resolution.

55 Procedure on a poll

If a poll is demanded, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

56 Timing of poll

A poll demanded on the choice of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll nor taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Votes of Members

57 Votes attaching to shares

Subject to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

(a) on a show of hands every member who is present in person and every proxy present who has been duly appointed by a member entitled to vote on the resolution shall have one vote; and

(b) on a poll, every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

58 Votes of joint members

In the case of joint members the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint members and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

59 Restriction on voting in particular circumstances

59.1 No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a General Meeting or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

59.2 If any member, or any other person appearing to be interested in shares (within the meaning of Part 22 of the Companies Act 2006) held by such member, has been duly served with a notice under Section 793 of the Companies Act 2006 and is in default for the prescribed period in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) in respect of:

(a) the shares comprising the shareholding account in the Register which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "**default shares**" which expression shall include any further shares which are issued in respect of such shares after the date of the notice under Section 793 of the Companies Act 2006); and

(b) any other shares held by the member,

the member shall not (for so long as the default continues) nor shall any transferee to which any of such shares are transferred other than pursuant to an approved transfer or pursuant to Article 59.3(b) below be entitled to vote either personally or by proxy at a General Meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company.

59.3 Where the default shares represent at least 0.25 per cent of the issued shares of the class in question, the Directors may in their absolute discretion by notice (a "**direction notice**") to such member direct that:

(a) any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(b) no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer or:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares.

provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the Regulations.

Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter.

Upon the giving of a direction notice its terms shall apply accordingly.

59.4 The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

59.5 Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied with written notice thereof being given forthwith to the member).

59.6 Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of any approved transfer or in accordance with Article 59.3(b) above.

59.7 For the purposes of this Article:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Section 793 and either:

(i) the member has named such person as being so interested; or

(ii) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 28 days from the date of service of the notice under the said Section 793 except that if the shares in respect of which the said notice is given represent at least 0.25 per cent. of the issued shares of that class at the time of the giving of the relevant notice under the said Section 793, the prescribed period is 14 days from such date; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer for a company (as defined in Section 974 of the Companies Act 2006); or

(ii) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through The Stock Exchange or any other recognised investment exchange or any stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this sub-paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

59.8 The provisions of this Article are in addition and without prejudice to the provisions of the Companies Acts.

60 Validity and result of vote

No objection shall be raised as to the admissibility of any vote or the correctness of the result of any voting upon a resolution except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered or the resolution passed and every vote not disallowed at such meeting and every resolution declared thereat to be passed shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

Proxies and Corporate Representatives

61 Appointment of proxies

61.1 A member is entitled to appoint a proxy or (subject to Article 62) proxies to exercise all or any of his rights to attend and to speak and vote at a General Meeting.

61.2 On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

61.3 A proxy need not be a member of the Company.

62 Multiple Proxies

A member may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

63 Form of proxy

The appointment of a proxy must be in writing in any usual or common form or in any other form which the Directors may approve and:

(a) in the case of an individual must either be signed by the appointor or his attorney or authenticated in accordance with Article 128; and

(b) in the case of a corporation must be either given under its common seal or be signed on its behalf by an attorney or a duly authorised officer of the corporation or authenticated in accordance with Article 128.

Any signature on or authentication of such appointment need not be witnessed. Where an appointment of a proxy is signed or authenticated in accordance with Article 128 on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the Directors must (failing previous registration with the

Company) be submitted to the Company, failing which the appointment may be treated as invalid.

64 Deposit of form of proxy

64.1 The appointment of a proxy (together with any supporting documentation required under Article 63) must be received at the address or one of the addresses (if any) specified for that purpose in, or by way of note to, or in any document accompanying, the notice convening the meeting (or if no address is so specified, at the Transfer Office):

(a) in the case of a meeting or adjourned meeting, not less than 48 hours before the commencement of the meeting or adjourned meeting to which it relates;

(b) in the case of a poll taken following the conclusion of a meeting or adjourned meeting, but not more than 48 hours after the poll was demanded, not less than 48 hours before the commencement of the meeting or adjourned meeting at which the poll was demanded; and

(c) in the case of a poll taken more than 48 hours after it was demanded, not less than 24 hours before the time appointed for the taking of the poll;

and in default shall not be treated as valid.

64.2 The Directors may at their discretion determine that, in calculating the periods mentioned in Article 64.1, no account shall be taken of any part of any day that is not a working day (within the meaning of Section 1173 of the Companies Act 2006).

64.3 Without limiting the foregoing, in relation to any shares in uncertificated form the Directors may permit a proxy to be appointed by electronic means or by means of a website in the form of an Uncertificated Proxy Instruction (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, sent by means of a relevant system to such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system)); and may permit any supplement to, or amendment or revocation of, any such Uncertificated Proxy Instruction to be made by a further Uncertificated Proxy Instruction. The Directors may in addition prescribe the method of determining the time at which any such instruction or notification is to be treated as received by the Company. The Directors may treat any such instruction or notification purporting or expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending the instruction to send it on behalf of that member.

64.4 The appointment of a proxy shall, unless the contrary is stated thereon, be as valid for any adjournment of a meeting as it is for the meeting to which it relates. An appointment relating to more than one meeting (including any adjournment of any such meeting) having once been delivered in accordance with this Article 64 for the purposes of any such meeting does not need to be delivered again for the purposes of any subsequent meeting to which it relates.

65 Rights of proxy

65.1 A proxy shall have the right to exercise all or any of the rights of his appointor, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he is appointed the proxy to attend, and to speak and vote, at a meeting of the Company.

65.2 Unless his appointment provides otherwise, a proxy may vote or abstain at his discretion on any resolution put to the vote at a General Meeting of the Company or a meeting of the holders of a class of shares in the Company.

66 Termination of proxy's authority

66.1 Neither the death or insanity of a member who has appointed a proxy, nor the revocation or termination by a member of the appointment of a proxy (or of the authority under which the appointment was made), shall invalidate the proxy or the exercise of any of the rights of the proxy thereunder, unless notice of such death, insanity, revocation or termination shall have been received by the Company in accordance with Article 66.2.

66.2 Any such notice of death, insanity, revocation or termination must be received at the address or one of the addresses (if any) specified for receipt of proxies in, or by way of note to, or in any document accompanying, the notice convening the meeting to which the appointment of the proxy relates (or if no address is so specified, at the Transfer Office):

(a) in the case of a meeting or adjourned meeting, not less than one hour before the commencement of the meeting or adjourned meeting to which the proxy appointment relates;

(b) in the case of a poll taken following the conclusion of a meeting or adjourned meeting, but not more than 48 hours after it was demanded, not less than one hour before the commencement of the meeting or adjourned meeting at which the poll was demanded; or

(c) in the case of a poll taken more than 48 hours after it was demanded, not less than one hour before the time appointed for the taking of the poll.

Corporations acting by Representatives

67 Corporations acting by representatives

Subject to the Statutes, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise a person or persons to act as its representatives at any General Meeting of the Company or a meeting of the holders of any class of shares of the Company.

Directors

68 Number of Directors

Subject as hereinafter provided the Directors shall not be less than three nor more than 15 in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

69 Share qualification

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings.

70 Directors' fees

70.1 The ordinary remuneration of the Directors shall from time to time be determined by the Directors except that such remuneration shall not exceed £300,000 per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company.

70.2 Such ordinary remuneration shall (unless otherwise provided by Ordinary Resolution) be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

71 Other remuneration of Directors

Any Director who holds any executive office (including for this purpose the office of Chairman or Senior Independent Director whether or not such office is held in an executive capacity), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

72 Directors' expenses

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or any committee of the Directors or General Meetings or otherwise in connection with the business of the Company.

73 Directors' pensions and other benefits

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

74 Appointment of executive Directors

74.1 The Directors may from time to time appoint one or more of their body to be the holder of any executive office on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

74.2 The appointment of any Director to the office of Chairman or Senior Independent Director or Chief Executive shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

74.3 The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

75 Powers of executive Directors

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Appointment and Retirement of Directors

76 Vacation of office

The office of a Director shall be vacated in any of the following events, namely:

(a) if he shall become prohibited by law from acting as a Director;

(b) if he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(c) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) if in any jurisdiction an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(e) if he shall be removed from office by notice in writing served upon him signed by all his co-Directors, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company;

(f) if he is absent from meetings of the Directors for six months without leave, and the Directors resolve that his office be vacated;

(g) if he is removed from office pursuant to these presents; or

(h) if, being an Executive Director, his employment with the Company and/or its subsidiaries terminates for whatsoever cause, unless in any case the Directors otherwise resolve.

77 Retirement at Annual General Meetings

77.1 At each Annual General Meeting all those Directors who were elected or last re-elected at or before the Annual General Meeting held in the third calendar year before the current year shall retire from office by rotation.

77.2 A retiring Director shall be eligible for re-election.

78 Re-election of retiring Director

The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

79 Election of two or more Directors

A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

80 Removal of Director

The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

81 Election or appointment of additional Director

The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.

82 Alternate Directors

82.1 Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved.

82.2 The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director.

82.3 An alternate Director shall be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative. If his appointor is temporarily unable to act through ill health or disability his signature to or approval of any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply (with any necessary modifications) to any meeting of any such committee of which his appointor is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

82.4 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent (with any necessary modifications) as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

Meetings and Proceedings of Directors

83 Convening of meetings of Directors

83.1 Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retroactive.

83.2 The Directors, and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other, and a quorum in that event shall be two persons so linked. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

84 Quorum

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

85 Casting vote

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In case of an equality of votes, only the Chairman or Senior Independent Director for the time being of the Company being the chairman of the meeting shall have a second or casting vote.

86 Number of Directors below minimum

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

87 Chairman

The Directors may elect from their number a Chairman and a Senior Independent Director and determine the period for which each is to hold office. If no Chairman or Senior Independent Director shall have been appointed or if at any meeting of the Directors no Chairman or Senior Independent Director shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

88 Directors' written resolutions

88.1 A Directors' written resolution is adopted when a majority of the Directors entitled to vote on such resolution have:

(a) signed one or more copies of it; or

(b) otherwise indicated their agreement to it in writing.

88.2 A Directors' written resolution is not adopted if the number of Directors who have signed it is less than the quorum for Directors' meetings.

88.3 Once a Directors' written resolution has been adopted, it must be treated as if it had been a resolution passed at a Directors' meeting in accordance with the Articles.

89 Appointment and constitution of committees of Directors

The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. In so far as any such power or discretion is delegated to a committee any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise by such committee. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee but so that:

(a) the number of co-opted members shall be less than one-half of the total number of members of the committee; and

(b) no resolution of the committee shall be effective unless a majority of the members of the committee present throughout the meeting are Directors.

90 Proceedings of committee meetings

The meetings and proceedings of any such committee consisting of two or more persons shall be governed (with any necessary modifications) by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

91 Validity of proceedings

All acts done by any meeting of Directors, or of any such committee, or by any person acting as a member of any such committee, shall, as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

Directors Interests

92 Authorisation of Directors' interests

92.1 For the purposes of Section 175 of the Companies Act 2006, the Directors shall have the power to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a Director under that Section to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company.

92.2 Authorisation of a matter under this Article shall be effective only if:

(a) the matter in question shall have been proposed in writing for consideration at a meeting of the Directors, in accordance with the Board's normal procedures or in such other manner as the Directors may determine;

(b) any requirement as to the quorum at the meeting of the Directors at which the matter is considered is met without counting the Director in question and any other interested Director (together the "**Interested Directors**"); and

(c) the matter was agreed to without the Interested Directors voting or would have been agreed to if the votes of the Interested Directors had not been counted.

92.3 Any authorisation of a matter under this Article shall extend to any actual or potential conflict of interest which may reasonably be expected to arise out of the matter so authorised.

92.4 Any authorisation of a matter under this Article shall be subject to such conditions or limitations as the Directors may determine, whether at the time such authorisation is given or subsequently, and may be terminated by the Directors at any time. A Director shall comply with any obligations imposed on him by the Directors pursuant to any such authorisation.

92.5 A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any matter authorised by the Directors under this Article and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

93 Directors may have interests

93.1 Subject to compliance with Article 93.2, a Director, notwithstanding his office, may have an interest of the following kind:

(a) where a Director (or a person connected with him) is a director or other officer of, or employed by, or otherwise interested (including by the holding of shares) in, any Relevant Company;

(b) where a Director (or a person connected with him) is a party to, or otherwise interested in, any contract, transaction or arrangement with a Relevant Company, or in which the Company is otherwise interested;

(c) where the Director (or a person connected with him) acts (or any firm of which he is a partner, employee or member acts) in a professional capacity for any Relevant Company (other than as Auditor) whether or not he or it is remunerated therefor;

(d) an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(e) an interest, or a transaction or arrangement giving rise to an interest, of which the Director is not aware;

(f) any matter previously authorised under Article 92.1; or

(g) any other interest authorised by Ordinary Resolution.

No authorisation under Article 92 shall be necessary in respect of any such interest.

93.2 The Director shall declare the nature and extent of any interest permitted under Article 93.1, and not falling within Article 93.3, at a meeting of the Directors or in the manner set out in Section 184 or 185 of the Companies Act 2006.

93.3 No declaration of an interest shall be required by a Director in relation to an interest:

(a) falling within paragraph (d), (e) or (f) of Article 93.1;

(b) if, or to the extent that, the other Directors are already aware of such interest (and for this purpose the other Directors are treated as aware of anything of which they ought reasonably to be aware); or

(c) if, or to the extent that, it concerns the terms of his service contract (as defined in Section 227 of the Companies Act 2006) that have been or are to be considered by a meeting of the Directors, or by a committee of Directors appointed for the purpose under these Articles.

93.4 A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any Relevant Company or for such remuneration, each as referred to in Article 93.1, and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

93.5 For the purposes of this Article, "**Relevant Company**" shall mean: .

(a) the Company;

(b) a subsidiary undertaking of the Company;

(c) any holding company of the Company or a subsidiary undertaking of any such holding company;

(d) any body corporate promoted by the Company; or

(e) any body corporate in which the Company is otherwise interested.

94 Restrictions on quorum and voting

94.1 Save as provided in this Article, and whether or not the interest is one which is authorised pursuant to Article 92 or permitted under Article 93, a Director shall not be entitled to vote on any resolution in respect of any contract, transaction or arrangement, or any other proposal, in which he (or a person connected with him) is interested. Any vote of a Director in respect of a matter where he is not entitled to vote shall be disregarded.

94.2 A Director shall not be counted in the quorum for a meeting of the Directors in relation to any resolution on which he is not entitled to vote.

94.3 Subject to the provisions of the Statutes, a Director shall (in the absence of some other interest than is set out below) be entitled to vote, and be counted in the quorum, in respect of any resolution concerning any contract, transaction or arrangement, or any other proposal:

(a) in which he has an interest of which he is not aware;

(b) in which he has an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(c) in which he has an interest only by virtue of interests in shares, debentures or other securities of the Company, or by reason of any other interest in or through the Company;

(d) which involves the giving of any security, guarantee or indemnity to the Director or any other person in respect of:

(i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or

(ii) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(e) concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings

(i) in which offer he is or may be entitled to participate as a holder of securities; or

(ii) in the underwriting or sub-underwriting of which he is to participate;

(f) concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor, employee or otherwise, provided that he (together with persons connected with him) is not the holder of, or beneficially interested in, one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of the relevant body corporate;

(g) relating to an arrangement for the benefit of the employees or former employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees or former employees to whom such arrangement relates;

(h) concerning the purchase or maintenance by the Company of insurance for any liability for the benefit of Directors or for the benefit of persons who include Directors;

(i) concerning the giving of indemnities in favour of Directors;

(j) concerning the funding of expenditure by any Director or Directors on:

(i) defending criminal, civil or regulatory proceedings or actions against him or them;

(ii) in connection with an application to the court for relief; or

(iii) defending him or them in any regulatory investigations;

(k) concerning the doing of anything to enable any Director or Directors to avoid incurring expenditure as described in paragraph (j); and

(l) in respect of which his interest, or the interest of Directors generally, has been authorised by Ordinary Resolution.

94.4 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company (or any body corporate in which the Company is interested), the proposals may be divided and considered in relation to each Director separately. In such case, each of the Directors concerned (if not debarred from voting under paragraph (f) of Article 94.3) shall be entitled to vote, and be counted in the quorum, in respect of each resolution except that concerning his own appointment or the fixing or variation of the terms thereof.

94.5 If a question arises at any time as to whether any interest of a Director prevents him from voting, or being counted in the quorum, under this Article, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive, except in a case where the nature or extent of the interest of such Director has not been fairly disclosed. If any such question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the Directors and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Directors.

95 Confidential information

95.1 Subject to Article 95.2, if a Director, otherwise than by virtue of his position as Director, receives information in respect of which he owes a duty of confidentiality to a person other than the Company, he shall not be required:

(a) to disclose such information to the Company or to the Directors, or to any Director, officer or employee of the Company; or

(b) otherwise use or apply such confidential information for the purpose of or in connection with the performance of his duties as a Director.

95.2 Where such duty of confidentiality arises out of a situation in which the Director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company, Article 95.1 shall apply only if the conflict arises out of a matter which has been authorised under Article 92 above or falls within Article 93 above.

95.3 This Article is without prejudice to any equitable principle or rule of law which may excuse or release the Director from disclosing information, in circumstances where disclosure may otherwise be required under this Article.

96 Directors' interests - general

96.1 For the purposes of Articles 92 to 96:

(a) an interest of a person who is connected with a Director shall be treated as an interest of the Director; and

(b) Section 252 of the Companies Act 2006 shall determine whether a person is connected with a Director.

96.2 Where a Director has an interest which can reasonably be regarded as likely to give rise to a conflict of interest, the Director may, and shall if so requested by the Directors take such additional steps as may be necessary or desirable for the purpose of managing such conflict of interest, including compliance with any procedures laid down from time to time by the Directors for the purpose of managing conflicts of interest generally and/or any specific procedures approved by the Directors for the purpose of or in connection with the situation or matter in question, including without limitation:

(a) absenting himself from any meetings of the Directors at which the relevant situation or matter falls to be considered; and

(b) not reviewing documents or information made available to the Directors generally in relation to such situation or matter and/or arranging for such documents or information to be reviewed by a professional adviser to ascertain the extent to which it might be appropriate for him to have access to such documents or information.

96.3 The Company may by Ordinary Resolution ratify any contract, transaction or arrangement, or other proposal, not properly authorised by reason of a contravention of any provisions of Articles 92 to 96.

Powers of Directors

97 Borrowing Powers

97.1 Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

97.2 The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (but as regards its subsidiaries only in so far as by the exercise of such rights or powers of control the Directors can secure) that the aggregate of the amounts for the time being remaining undischarged of all moneys borrowed by the Group and for the time being owing to persons outside the Group shall not without the previous sanction of an Ordinary Resolution of the Company at any time exceed an amount equal to twice the Adjusted Capital and Reserves.

97.3 No person dealing with the Company or any of its subsidiaries shall by reason of the foregoing provision be concerned to see or enquire whether the limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had at the time when the debt was incurred or the security given express notice that the limit hereby imposed had been or would thereby be exceeded.

97.4 When the aggregate amount of borrowings required to be taken into account for the purposes of this Article on any particular day is to be ascertained, any such borrowings denominated or repayable in a currency other than sterling shall be converted for the purposes of calculating the sterling equivalent at the rate of exchange prevailing on that day in London. Provided that any of such borrowings shall be converted at the rate of exchange prevailing in London six months before such day if thereby such aggregate amount would be less (and so that for this purpose the rate of exchange shall be taken as the middle market rate at the close of business as quoted to the Company by such London clearing bank as it may choose).

97.5 If immediately after and as a result only of the acquisition by the Company or any subsidiary of immovable property subject to a mortgage or charge, or of a subsidiary with borrowings outstanding at the date of acquisition, the aggregate principal amount to be taken into account above exceeds the limit imposed by this Article, such acquisition shall not constitute a breach thereof if within 12 months of the acquisition the aggregate nominal or principal amount to be taken into account as aforesaid is reduced to an amount not exceeding such limit.

97.6 A certificate or report by the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of any borrowings or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this Article.

97.7 For the purposes of this Article 97:

(a) the "**Adjusted Capital and Reserves**" means at any material time the amount as certified by the Auditors of the Company (the "**Auditors**") paid up or credited as paid up on the share capital of the Company plus the aggregate of the amounts standing to the credit of the capital and revenue reserves including share premium account and capital redemption reserve and plus or minus the amount standing to the credit or debit (as the case may be) of the profit and loss accounts of the Company and its subsidiaries, all as shown in the then latest audited consolidated balance sheets of the Company and its subsidiaries but:

(i) adjusted as may be appropriate to take account of:

(a) any increase in or reduction of the paid-up share capital and any variation in such capital and revenue reserves (other than profit and loss accounts) since the date of the relevant audited balance sheets and any distribution declared, recommended or made by the Company or its subsidiaries (to the extent not attributable directly or indirectly to the Company) out of profits earned up to and including the date of the relevant balance sheet to the extent that such distribution is not provided for in such balance sheet; and

(b) any companies which since such date have ceased to be or have become subsidiaries and any companies which will become or will cease to be subsidiaries as a result of the transaction in relation to which the calculation falls to be made;

(ii) excluding any sums set aside for taxation (including deferred taxation);

(iii) excluding any amounts attributable to minority interests in subsidiaries or associates; and

(iv) after making such other adjustments (if any) as the Auditors may consider appropriate.

(b) "**borrowings**" shall be deemed to include the following except in so far as otherwise taken into account:

(i) the principal amount for the time being owing in respect of any debenture within the meaning of Section 738 of the Companies Act 2006;

(ii) the principal amount raised by the Company or a subsidiary by acceptances under any acceptance credit opened on its behalf by any bank or accepting house, not being acceptances in relation to the purchase or sale of goods in the ordinary course of trading;

(iii) the nominal amount of any issued share capital and the principal amount of any moneys borrowed, the redemption or repayment of which is guaranteed or secured by the Company or a subsidiary and the beneficial interest in which is not owned by the Company or a subsidiary;

(iv) the nominal amount of any issued share capital (not being equity share capital) of a subsidiary owned otherwise than by the Company or a subsidiary; and

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing;

but shall not include:

(i) the proportion of the total moneys borrowed by a partly-owned subsidiary (otherwise than from the Company or another subsidiary) which corresponds to the proportion of its equity share capital not attributable directly or indirectly to the Company but only to the extent that such proportion exceeds any moneys borrowed from such partly-owned subsidiary by the Company or another subsidiary; or

(ii) amounts borrowed for the purpose of repaying the whole or any part of any moneys borrowed by the Company or a subsidiary (other than from a subsidiary or the Company and other than moneys falling within Article 97.5) and for the time being outstanding (including any fixed or minimum premium payable on final repayment) and intended to be applied for that purpose within six months of the borrowing thereof (pending their being so applied); or

(iii) moneys borrowed from bankers or others for the purpose of financing any contract in respect of which any part of the price receivable is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade, or any institution in the opinion of the Directors carrying on similar business, to an amount not exceeding that part of the price receivable thereunder which is so guaranteed or insured; or

(iv) amounts borrowed or raised which are for the time being deposited with HM Customs and Excise or any other body designated by any relevant legislation or order in connection with import deposits or any similar governmental scheme to the extent that the Company or any of its subsidiaries retains its interest therein.

Non-recourse debt that is secured solely on the assets of a Project Special Purpose Company shall not fall to be included as borrowings of the Group by virtue of its being borrowings of either a member of the Group or of an associate of the Company.

(c) "**Group**" means and includes the Company and its subsidiaries for the time being;

(d) "**Non-recourse debt**" means any debt owed by a Project Special Purpose Company and in respect of which no member of the Group or associate of the Group, other than a Project Special Purpose Company, has any direct liability for repayment thereof; and

(e) "**Project Special Purpose Company**" means a special purpose undertaking operating solely for the purpose of carrying out and/or financing a Private Finance Initiative ("**PFI**"), Public/Private Partnership ("**PPP**") or similar project.

98 General Powers

The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations, whether or not consistent with these Articles, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

The Directors may by resolution exercise any power conferred by the Statutes to make provision for the benefit of persons employed or formally employed by the Company or any of its subsidiaries in connection with the cessation or transfer to any person of the whole or any part of the undertaking of the Company or that subsidiary.

99 Provision for employees on cessation or transfer of business

The Directors may make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries (other than a Director or former Director) in the event of a cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

100 Local boards

100.1 The Directors may establish any local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

101 Appointment of attorney

The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

102 Signatures on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors, or any committee appointed by the Directors and authorised in this regard, shall from time to time by resolution determine.

Secretary

103 Secretary

The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries.

The Seal

104 The Seal

104.1 The Directors shall provide for the safe custody of the Seal and any Securities Seal and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

104.2 Every instrument to which the Seal shall be affixed shall be signed autographically by one Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

104.3 Where the Statutes so permit, any instrument signed by:

(a) one Director and the Secretary; or

(b) by two Directors

and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended to have effect as a deed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

104.4 The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

104.5 The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

Authentication of Documents

105 Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Dividends

106 Final dividends

The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

107 Fixed and Interim dividends

If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they may think fit.

108 Scrip Dividends

With the prior approval of an Ordinary Resolution of the Company passed at any General Meeting the Directors may, in respect of:

(i) any dividend proposed to be declared at that or any other General Meeting; or

(ii) any interim dividend to be paid by the Directors pursuant to Article 107; or

(iii) the fixed dividends on any class of shares to be paid by the Directors pursuant to Article 107,

offer to holders of a particular class of shares the right to elect to receive in lieu of such dividend (or part thereof) an allotment of additional ordinary shares credited as fully paid. In any such case the following provisions shall apply:

(a) the basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient, the value (calculated by reference to the average quotation) of the additional ordinary shares to be allotted in lieu of any amount of dividend shall equal such amount. For such purposes the "**average quotation**" of an ordinary share shall be an average of the middle market quotation of the ordinary shares on The Stock Exchange, as derived from the Daily Official List maintained by the UK Listing Authority, on each of the first five business days on which the relevant class of shares are quoted "**ex**" the relevant dividend;

(b) if the Directors determine to allow such right of election on any occasion they shall give notice in writing to the holders of the relevant class of share of the right of election offered to them and shall issue forms of election and shall specify the procedure to be followed, and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective;

(c) the Directors may also issue forms under which holders of the relevant class of share may elect to receive ordinary shares instead of cash both in respect of the relevant dividend and in respect of future dividends not yet declared or resolved (and accordingly in respect of which the basis of allotment shall not have been determined);

(d) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the "**Elected Shares**"), and in lieu thereof additional ordinary shares shall be allotted to the holders of the Elected Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Directors may determine a sum equal to the aggregate nominal amount of additional ordinary shares to be allotted on such basis and apply the same in paying up in full the appropriate number of new ordinary shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis;

(e) additional ordinary shares allotted pursuant to an election in respect of any dividend proposed to be declared at any General Meeting or any interim dividend to be paid by the Directors pursuant to Article 107 shall rank equally in all respects with the fully paid ordinary shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend;

(f) additional ordinary shares allotted pursuant to an election, in respect of the fixed dividends on any class of shares to be paid by the Directors pursuant to Article 116.2 shall rank equally in all respects with the fully paid ordinary shares then in issue;

(g) no holder of any class of shares may be allotted a fraction of a share. The Directors may make such provision as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company;

(h) the Directors may on any occasion determine that rights of election shall not be made available to any members with registered addresses in any territory where the absence of a registration statement or other special formalities circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination;

(i) in relation to any particular proposed dividend the Directors may in their absolute discretion withdraw the offer previously made to the holders of the relevant class of shares to elect to receive additional ordinary shares in lieu of the cash dividends (or part thereof) at any time prior to the allotment of the additional ordinary shares.

109 Dividends on part-paid shares

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

110 No interest on dividends

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

111 Deduction of sums payable on account

The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares of the Company.

112 Retention of dividends

112.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

112.2 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares contained in these Articles entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

113 Waiver of dividend

The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a Deed) shall be effective only if such document is signed or authenticated in accordance with Article 128 by the member (or the person entitled to the share in consequence of the death or bankruptcy of the member or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

114 Unclaimed dividend

The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

115 Distribution *in specie*

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

116 Manner of payment of dividends

116.1 Any dividend or other moneys payable on or in respect of a share may be paid to the member or person entitled thereto (or, if two or more persons are registered as joint members or are entitled thereto in consequence of the death or bankruptcy of the member or otherwise by operation of law, to any one of such persons) or to such person as such member or person or persons may by writing direct. Such dividend or other moneys may be paid:

(i) by cheque sent by post to the registered address of the payee or, where there is more than one payee, to any one of them; or

(ii) by inter-bank transfer to such account as the payee or payees shall in writing direct; or

(iii) (if so authorised by the holder of shares in uncertificated form) using the facilities of a relevant system (subject to the facilities and requirements of the relevant system); or

(iv) by such other method of payment as the member (or, in the case of joint members or persons entitled to the share in consequence of the death or bankruptcy of the member or otherwise by operation of law, all of them) may agree to.

Payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

116.2 Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

117 Joint Members

If two or more persons are registered as joint members, or are entitled jointly to a share in consequence of the death or bankruptcy of the member or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

118 Record date for dividends

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

Capitalisation of Profits and Reserves

119 Capitalisation of profits and reserves

119.1 The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account.

119.2 Such capitalisation shall be effected by appropriating such sum to the holders of ordinary shares on the Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of ordinary shares and applying such sum on their behalf in paying up in full new ordinary shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, new shares of any other class) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

119.3 The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Accounts

120 Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

121 Copies of accounts for members

121.1 Subject as provided in Article 121.2, a copy of the Company's annual accounts and report which are to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles.

121.2 Article 121.1 shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes and provided further that this Article shall not require a copy of these documents to be sent to more than one of joint members or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has been sent shall be entitled to receive a copy free of charge on application at the Office.

122 Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently become disqualified.

123 Auditor's right to attend General Meetings

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

Communications with Members

124 Service of notices etc.

124.1 The Company may, subject to and in accordance with the Companies Acts and these Articles, send or supply all types of notices, documents or information to members by electronic means, including by making such notices, documents or information available on a website.

124.2 The Company Communications Provisions have effect for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company.

124.3 Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where second class mail is employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

124.4 Any notice, document or information which is sent or supplied by the Company by electronic means shall be deemed to have been received by the intended recipient at 9 a.m. on the day following that on which it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

124.5 Any notice, document or information which is sent or supplied by the Company means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

124.6 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

124.7 The provisions of this Article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information.

125 Joint members

125.1 Anything which needs to be agreed or specified by joint members shall for all purposes be taken to be agreed or specified by all the joint members where it has been agreed or specified by the joint member whose name stands first in the Register in respect of the share.

125.2 Any notice, document or information which is authorised or required to be sent or supplied to joint members may be sent or supplied to the joint member whose name stands first in the Register in respect of the share, to the exclusion of the other joint members. For such purpose, a joint member having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices may, subject to the Statutes, be disregarded.

125.3 The provisions of this Article shall have effect, subject to the Statutes, in place of the Company Communications Provisions regarding joint members.

126 Deceased and Bankrupt Members

126.1 A person who claims to be entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall supply to the Company:

(a) such evidence as the Directors may reasonably require to show his title to the share,

(b) an address within the United Kingdom for the service of notices,

whereupon he shall be entitled to have sent or supplied to him at such address any notice, document or information to which the said member would have been entitled. Any notice, document or information so sent or supplied shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share.

126.2 Save as provided by Article 126.1, any notice, document or information delivered or sent or supplied to the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly sent or supplied in respect of any share registered in the name of such member as sole or first-named joint member.

126.3 The provisions of this Article shall have effect, subject to any mandatory provision of the Statutes, in place of the Company Communications Provisions regarding the death or bankruptcy of a holder of shares in the Company.

127 Overseas Members

Subject to the Statutes, the Company shall not be required to send notices, documents or information to a member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices.

128 Signature or authentication of documents sent by electronic means

Where these Articles require a notice or other document to be signed or authenticated by a member or other person then any notice or other document sent or supplied in electronic form is sufficiently authenticated in any manner authorised by the Company Communications Provisions or in such other manner approved by the Directors. The Directors may designate mechanisms for validating any such notice or other document, and any such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

129 Statutory provisions as to notices

Nothing in any of the preceding seven Articles shall affect any provision of the Statutes that requires or permits any particular notice, document or information to be sent or supplied in any particular manner.

Winding Up

130 Directors' power to petition

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

Directors' Liabilities

131 Indemnity

131.1 Subject to the provisions of, and so far as may be permitted by and consistent with the Statutes and rules made by the UK Listing Authority, the Company may indemnify any Director, former Director, Secretary or other officer of the Company and each of the Associated Companies of the Company out of the assets of the Company against:

(a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company other than:

(i) any liability to the Company or any Associated Company; and

(ii) any liability of the kind referred to in Section 234(3) of the Companies Act 2006; and

(b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.

131.2 Subject to the Companies Acts and rules made by the UK Listing Authority the Company shall indemnify a Director of the Company and any Associated Company of the Company if it is the trustee of an occupational pension scheme (within the meaning of Section 235(6) of the Companies Act 2006).

131.3 Where a Director, former Director, Secretary or other officer is indemnified against any liability in accordance with this Article 131, such indemnity may extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

131.4 In this Article "Associated Company" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

132 Insurance

132.1 Without prejudice to Article 131, the Directors shall have the power to purchase and maintain insurance for or for the benefit of:

(a) any person who is or was at any time a Director, officer or employee of any Relevant Company (as defined in Article 132.2 below); or

(b) any person who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested,

including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

132.2 For the purpose of Article 132.1 above, "**Relevant Company**" shall mean:

(a) the Company;

(b) any holding company of the Company;

(c) any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company; or

(d) any subsidiary undertaking of the Company or of such other body.

133 Defence expenditure

133.1 Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UK Listing Authority, the Company:

(a) may provide a Director, former Director, Secretary or other officer of the Company or any Associated Company with funds to meet expenditure incurred or to be incurred by him in defending himself in any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or an Associated Company of the Company or in connection with any application for relief under the provisions mentioned in Section 205(5) of the Companies Act 2006; and

(b) may do anything to enable any such Director, Secretary or other officer to avoid incurring such expenditure.

133.2 The terms set out in Section 205(2) of the Companies Act 2006; shall apply to any provision of funds or other things done under Article 133.1.

133.3 Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UK Listing Authority, the Company:

(a) may provide a Director, former Director, Secretary or other officer of the Company or any Associated Company of the Company with funds to meet expenditure incurred or to be incurred by him in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company; and

(b) may do anything to enable any such Director, former Director, Secretary or other officer to avoid incurring such expenditure.

133.4 In this Article "Associated Company" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

133.5 Where the board of Directors considers it appropriate, the Company may grant a documentary indemnity in any form in favour of any Director, former Director, Secretary or other officer of the Company.